UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 10-K
____________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
Commission File Number 001-38417
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BurgerFi International, Inc.
(Exact name of Registrant as specified in its Charter)
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Delaware	82-2418815
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 West Cypress Creek Rd., Suite 220 Fort Lauderdale, FL	33309
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (954) 618-2000
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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BFI	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share	BFIIW	The Nasdaq Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☒ No☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on July 3, 2023, was $29,524,449.
The number of shares of Registrant’s common stock outstanding as of April 5, 2024 was 27,042,213.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 annual meeting of stockholders (when it is filed) will be incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I
Forward-Looking and Cautionary Statements

This Annual Report on Form 10-K contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may appear throughout this Annual Report on Form 10-K, including without limitation, the following sections: Item 1 "Business," Item 1A "Risk Factors," and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements generally can be identified by words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will be," "will continue," "will likely result," and similar expressions. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption "Risk Factors" in Item 1A and those discussed in other documents we file with the Securities and Exchange Commission (the “SEC”). We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Item 1. Business.

BUSINESS OF THE COMPANY

Opes Acquisition Corp. (“OPES”) was formed as a blank check company incorporated in Delaware on July 24, 2017 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more operating businesses or entities (a “Business Combination Transaction”). BurgerFi International, LLC was formed in Delaware on January 27, 2011. On December 16, 2020, to effectuate a Business Combination Transaction, OPES purchased 100% of the membership interests of BurgerFi International, LLC from the members of BurgerFi International, LLC (“Members”), resulting in BurgerFi International, LLC becoming a wholly owned subsidiary of OPES. Subsequently, in connection with this Business Combination Transaction (the "BurgerFi acquisition"), OPES changed its name to “BurgerFi International, Inc.”

On November 3, 2021, BurgerFi International, Inc. acquired 100% of the outstanding shares (the “Anthony's Acquisition”) of Hot Air, Inc., a Delaware corporation ("Hot Air") from Cardboard Box LLC, a Delaware limited liability company ("Cardboard"). Hot Air, through its subsidiaries, owns the business of operating upscale casual dining restaurants in the specialty pizza and wings segment under the name "Anthony's Coal Fired Pizza & Wings" ("Anthony's").

Unless the context otherwise requires, all references to “we,” “us,” “our,” and the “Company” and other similar references refer to BurgerFi International, Inc. after consummation of the BurgerFi acquisition and, unless otherwise stated, all its subsidiaries. The term “BurgerFi” refers to the system-wide fast casual “better burger” concept. The term “Anthony’s” refers to the upscale casual, “well-done” premium pizza and wing concept.

Overview

We are a leading multi-brand restaurant company that develops, markets and acquires fast-casual and premium-casual dining restaurant concepts around the world, including corporate-owned stores and franchises. As of January 1, 2024, we were the owner, operator and franchisor of the two following brands:

BurgerFi. BurgerFi is a fast-casual “better burger” concept, renowned for delivering an exceptional, all-natural premium “better burger” experience in a refined, contemporary environment. BurgerFi’s chef-driven menu offerings and eco-friendly restaurant design drive our brand communication. It offers a classic American menu of premium burgers, hot dogs, crispy chicken, frozen custard, hand-cut fries, shakes, beer, wine and more. Originally founded in 2011 in Lauderdale-by-the-Sea, Florida, the purpose was simple – “RedeFining” the way the world eats burgers by providing an upscale burger offering, at a fast-casual price point. BurgerFi is committed to an uncompromising and rewarding dining experience that promises fresh food of transparent quality. Since its inception, BurgerFi has grown to 108 BurgerFi locations, and as of January 1, 2024, is comprised of 28 corporate-owned restaurants and 80 franchised restaurants in 19 states, one foreign country, and Puerto Rico.

BurgerFi was named "The Very Best Burger" at the 2023 edition of the nationally acclaimed SOBE Wine and Food Festival, "Best Fast Casual Restaurant" in USA Today's 10Best 2022 Readers' Choice Awards for the second consecutive year, QSR Magazine's Breakout Brand of 2020 and Fast Casual's 2021 #1 Brand of the Year. In 2021, Consumer Report praised BurgerFi for serving "no antibiotic beef" across all its restaurants, and Consumer Reports awarded BurgerFi an “A-Grade Angus Beef” rating for the third consecutive year.

Anthony’s. Anthony’s is a premium pizza and wing brand, which prides itself on serving fresh, never frozen, high-quality ingredients. The concept is centered around a 900-degree coal fired oven, and its menu offers “well-done” pizza, coal fired chicken wings, homemade meatballs, and a variety of handcrafted sandwiches and salads. The restaurants also feature a deep wine and craft beer selection to round out the menu. The pizzas are prepared using a unique coal fired oven to quickly seal in natural flavors while creating a lightly charred crust. Anthony’s provides a differentiated offering among its casual dining peers driven by its coal fired oven, which enables the use of fresh, high-quality ingredients with quicker ticket times.

Since its inception in 2002 in Ft. Lauderdale, Florida, the Anthony’s brand has grown to 60 restaurants including 59 corporate-owned and one franchised location co-branded with BurgerFi as of January 1, 2024, primarily located along the East coast and has restaurants in eight states, including Florida (28 corporate and one co-branded franchised), Pennsylvania (11), New Jersey (7), New York (5), Massachusetts (4), Delaware (2), Maryland (1), and Rhode Island (1).

Anthony’s was named “The Best Pizza Chain in America" by USA Today's Great American Bites and “Top 3 Best Major Pizza Chain” by Mashed in 2021 and “The Absolute Best Wings in the U.S.” by Mashed in 2022. And named in “America's Favorite Restaurant Chains of 2022” by Newsweek.

Beyond our current brand portfolio, we intend to acquire other restaurant concepts that will allow us to grow and also offer additional food categories. In evaluating potential acquisitions, we specifically seek concepts with, among others, the following characteristics:

•established, recognized brands;
•long-term, sustainable operating performance;
•consistent cash flows; and
•growth potential, both geographically and through co-branding initiatives across our portfolio.

We intend to leverage our developing management platform and as a result, expect to achieve cost synergies post-acquisition by reducing the corporate overhead of the acquired company. We also plan to grow the top line revenues of newly acquired brands through support from our management and systems platform, franchising, marketing and advertising, supply chain assistance, site selection analysis, staff training and operational oversight and support.

Corporate-owned restaurants

For the years ended January 1, 2024 and January 2, 2023, average sales for our matured corporate-owned restaurants (stores open for greater than 2 years) were approximately $1.3 million and $1.7 million, respectively, at BurgerFi, and $2.1 million for both years at Anthony’s. At BurgerFi, we typically operate in a 2,200 to 2,400 square foot leased endcap and, to a lesser extent, free-standing or in-line space. For Anthony’s, we operate in an approximately 3,200 square foot leased endcap and, to a lesser extent, free-standing or in-line space. We do not own any real estate; we lease all our corporate-owned restaurant locations. Our lease term is generally ten plus two to four five-year options. Our build-out costs for BurgerFi have historically ranged from $0.8 million to $1.3 million but typically average approximately $1.1 million. Our build-out costs consist of leasehold improvements, kitchen equipment, furniture, point of sale and computer equipment, security equipment and signage. Our build-out costs for Anthony’s have historically ranged from $0.9 million to $1.2 million but typically average approximately $1.1 million. Our build out costs include, but are not limited to, leasehold improvements, kitchen equipment, furniture, point of sale and computer equipment, security equipment and signage.

Franchised restaurants

With respect to the BurgerFi brand, we currently use a franchising strategy to drive new restaurant growth in new and established markets, allowing for brand expansion without significant capital investment. The Company continues to evaluate its BurgerFi portfolio to determine the proper balance between corporate-owned restaurants and franchises and from time to time may sell and transfer corporate-owned restaurants to franchisees. Moreover, the Company launched Anthony’s franchising in 2022 with the first Anthony’s franchise co-branded with BurgerFi opening on December 18, 2023 in Kissimmee, Florida.. As of January 1, 2024, there were a total of 80 BurgerFi franchised restaurants. Franchisees range in size from single restaurant operators to multi-unit operators. For each of the years ended January 1, 2024 and January 2, 2023, average sales for our matured franchised restaurants (stores open for greater than 2 years) were approximately $1.4 million for BurgerFi franchises. As of January 1, 2024, franchisees owned an average of two locations, although several own between three and eight.

We believe that franchise revenue provides stable and recurring cash flows to us and, as such, we plan to continue growing our brands primarily through expanding our base of franchised restaurants and are not planning to build any new corporate owned restaurants in the near future. In established markets, we encourage continued growth from current franchisees and assist them in identifying and securing new locations. In emerging and new markets, we intend to source qualified and experienced new franchisees for multi-unit development opportunities. We generally seek franchisees from successful, non-competitive brands operating within the expansion markets.

The BurgerFi Brands Difference

The overall success of the Company and its brands is tied to consistent delivery by our corporate-owned restaurants and franchise operators of freshly prepared, better-for-you, high-quality menu items that our customers desire. With the input of our customers and franchisees, we continually strive to keep an updated perspective on our brands, including by strengthening our existing menu offerings and introducing new items. When updating our menu items and other offerings, we strive to ensure that changes are consistent with the core identity and attributes of our brands. In conjunction with our franchised restaurant operators, we are committed to delivering authentic, consistent experiences that have strong brand identity with customers.

In addition, the Company is committed to creating an inclusive and equitable environment that supports the growth and success of our team members from diverse socioeconomic backgrounds, genders, races, experiences, and more. These beliefs are an integral part of sharing and promoting a culture of inclusion within the organization and beyond.

In pursuing acquisitions and entering new restaurant brands, we intend to ensure consistent values with new restaurant concepts. As our restaurant portfolio continues to grow, we believe that both our franchisees and customers will recognize and support this ongoing commitment as they enjoy differing brand offerings.

In particular, a summary of the purpose and belief of each of the BurgerFi and Anthony’s brands is as follows:

BurgerFi Brand. At BurgerFi, we are a Better Burger Brand featuring premium, quality ingredients and chef-crafted sensationally indulgent burgers, chicken, fresh-cut french fries and hand-battered onion rings, salads, custard shakes and plant-based burger options to meet the changing needs our guests. BurgerFi uses only the best ingredients: our domestically served freshly-angus ground beef comes from farms where cattle are humanely raised, vegetarian fed, and never exposed to steroids, antibiotics, or growth hormones – ever. In addition, we have developed our proprietary VegeFi burger and specialty made sauces. We are committed to the local communities where we serve and have our Give Back charity program where we donate a portion of proceeds from the restaurant’s sales as local fundraisers.

Anthony’s Brand. At Anthony’s, we are an authentic Italian restaurant committed to quality by using fresh ingredients – never frozen - and making our dough fresh daily for our pizzas. Anthony’s prides itself on importing our products from Italy, including our tomatoes, pasta and pecorino romano cheese. We are committed to responsible sourcing to obtain the freshest foods so we can deliver high-quality products, including premium pizzas and roasted jumbo wings – from the most flavorful canned Italian tomatoes for our handmade sauce to mozzarella cheese from Wisconsin. In serving the freshest ingredients, as well as helping support the local communities in which we serve, we source our fresh tomatoes locally.

At Anthony’s we honor our Italian heritage by serving family recipes as well as our signature hospitality. We live by the mottos “made with love” and “made with care.”. We serve our guests by hand, with heart and soul. This is one of the reasons why Anthony’s has the “first-slice” mentality – always serving the customer the first slice of pizza as if they are home with their family.

Executive Leadership

In July 2023, BurgerFi International had executive leadership changes. Our new Chief Executive Officer is an award-winning career restaurant professional with nearly 30 years of experience growing brands and helping them remain competitive. He most recently served as President of Smashburger, the Denver-based chain that specializes in custom burgers. In this role, he retooled the entire organization including rebuilding the leadership team, bringing back high quality food products, redefining the real estate portfolio, launching new food safety, service and cleanliness and restaurant condition initiatives, and relaunching the brand with a new marketing team and direction. Under his leadership, Smashburger experienced four years of system-wide same store sales growth along with expansion of both the corporate and franchise footprint.
Our new Chief Financial Officer, joins us with more than 17 years of experience specializing in equity research and serving as an analyst for various organizations, including The Buckingham Group, Jefferies Asset Management, Lehman Brothers, Oppenheimer & Co. Inc., Telsey Advisory Group, and Union Gaming Securities. He also has experience as a consumer analyst with over 15 years covering the consumer discretionary sector. Prior to joining us, he served as Chief Financial Officer of Odyssey Marine Exploration (Nasdaq: OMEX) in Tampa, Florida, where he directed the company’s overall finance function and provided specialized focus in financial negotiations, financial analysis and modeling, funding transactions, business/financial reporting and investor relations. Prior to joining Odyssey, he was Vice President of Corporate Finance and Development at Mohegan Gaming & Entertainment where he led International Financial Development and Investor Relations.

Winning Culture

The franchise and corporate leaderships teams have been reorganized to report directly to our CEO who provides strong support and focus on operations. The “Win” culture framework is built on three principles: Is it a ‘win’ for the guest? Is it a ‘win’ for the restaurant team members? Is it a ‘win” for Stockholders and Franchisees? These are the strategic filters used for daily decisions at the restaurant and Restaurant Support Center.

Five Point Strategic Plan

The business plan for both brands is built on the Five Point Strategic Plan.

1.Infrastructure – The plan starts with people. At both BurgerFi and Anthony’s, we have promoted from within for the field team leadership roles, we have made significant improvements in reducing turnover at the restaurant level and we have empowered our General Managers to hire the best people. Improving our training, communications and systems for our franchisees ensures that they are able to hire and train the best people which ultimately translates into improved guest experience. By placing the guest first, we strive to lead the Fast Casual Better Burger category.
2.Taste and Quality Superiority – this has been a key differentiator for both brands since they were founded and upholding that quality – or bringing it back – has been a key focus. At BurgerFi, we have improved the quality of hand-cut French fries through an improved cooking process, we have improved the temperature and overall taste of the burger sandwiches with improved to-go packaging and have improved the quality of our buns with a new, clean ingredient product. When introducing new products and menu innovation, new items must meet our high quality standards, such as the introduction of new pasta entrees at Anthony’s with imported Italian pasta and the new jumbo wings at BurgerFi. We strive to not sacrifice quality for the sake of cost-cutting.
3.Defining the Portfolio – we are constantly re-examining our current locations as well as looking at our development portfolio. The world is changing and the way consumers travel, shop and eat is constantly changing. Therefore, we aim to meet customers while they are out rather than waiting for them to come to us. Non-traditional partnerships, such as airports, movie-theaters and entertainment parks are an accelerated development path and one that brings our brand in front of thousands of people for BurgerFi. With prominence along the East Coast, we strive to continue to fortress our franchise presence along this corridor along with the re-opening of the new flagship BurgerFi in New York City, as well as new restaurant openings. The first Anthony’s franchise as a co-brand with BurgerFi in the vacation home capital of the world of Kissimmee, Florida marked a new chapter for the brand and is expected to be followed by a second franchisee location in Miami located at the premiere Miami World Center.

4.Standards and Processes – creating and maintaining gold standards is critical to ensure consistent, excellent execution and to encourage adherence to food safety protocols by all restaurants. Technology and innovation plays a critical role and upgrading POS systems, mobile apps, online training and scheduling enables efficiencies while improving performance and, reducing labor and waste.
5.Marketing – creating awareness through both earned and owned media channels is critical to allow a ‘challenger’ brand to “punch above our weight.” Strategic media placement in digital and social channels with target audience segmentation, and a refined search and optimized website is the first pillar of our omnichannel marketing strategy. This combined with leveraging relevant social cultural currency trends and holidays and improving loyalty through app downloads and building the first party database for both brands has resulted in an improved full funnel marketing approach and improved NPS scores as well record sales and traffic promotional days.

Growth Strategies

Our long-term strategy is focused on profitably building our base brands and growing new distribution channels, including franchised locations and acquiring new concepts. We believe the Company’s growth strategies primarily include the following:

•Opportunistically Acquire New Brands. We are developing a management platform to cost-effectively scale new restaurant concept acquisitions. Our acquisition of Anthony’s is the first example of this growth strategy. We seek concepts with established, widely recognized brands; steady cash flows; stable relationships with franchisees; sustainable operating performance; and growth potential, both geographically and through co-branding initiatives across our portfolio. We are also actively focused on tuck-in acquisitions of smaller better burger operations or franchise brand conversions, which we expect would expand our overall footprint as the better burger space.

•Enhance Existing Markets. We anticipate that our new and existing franchisees will continue to expand further as we focus our efforts on the franchise business, including the launch of the Anthony’s franchise brand in 2022. We plan to leverage our position as a leading “better burger” and “premium pizza and wings” concept in Florida, as well as along the Eastern seaboard and other important markets in the Southeast, Mid-Atlantic, and Northeast. Many of our franchisees have grown their businesses over time, increasing the number of stores operated in their organizations. To capitalize on these relationships, we also hope to be able to cross-sell concepts across the Company’s brands.

•Increasing Same-Store Sales. In addition to opening new corporate-owned and franchise locations, we continue to focus on driving increases in same-store sales performance by providing exciting guest experiences that include new seasonal and other specific offerings, including loyalty rewards and our growing customer databases; continued service of freshly prepared, better-for-you, high-quality menu items; and technological upgrades like the BurgerFi-owned app and web, as well as third-party ordering and delivery services.

•Non-Traditional Partnerships and International Expansion. In recent years BurgerFi has had success targeting non-traditional venues for restaurant locations, such as airports, transportation hubs, toll roads, higher education, military bases, and sporting venues and plans to continue to grow in these areas. The Company also intends to continue modestly growing its international market with established franchisees, including in Saudi Arabia.

Franchise Program

Overview

The Company launched the Anthony’s franchise program in 2022 and expects to leverage the BurgerFi brand franchise program, systems, and knowledge, and while most of the operating franchises are with the BurgerFi brand, Anthony’s opened its first franchise, cobranded with BurgerFi, in December 2023. As a result, most of the following is an overview of the BurgerFi franchise program; however, Anthony’s intends to follow similar guidelines.

BurgerFi uses a franchising strategy to augment new restaurant growth in new and established markets, allowing for brand expansion without significant internal capital investment. BurgerFi’s first franchise location opened in 2012. As of January 1, 2024, there were a total of 80 franchised restaurants in the United States and Saudi Arabia. Franchisees range in size from single restaurant operators to multi-unit operators, the largest of which owns eight locations. For a BurgerFi location, the current franchise agreement reflects a 10 year term and provides for an initial franchise fee per store of $45,000 and a royalty fee of 5.5% of net sales and an advertising fee of 2.5% of net sales.

We believe that franchise revenue provides stable and recurring cash flows to us and, as such, we plan to continue expanding the base of franchise operated restaurants. In established markets, we intend to encourage continued growth from current franchisees and assist them in identifying and securing new locations. In emerging and new markets, we intend to source qualified and experienced new franchisees for multi-unit development opportunities. Although historically we’ve had a significant blend of one to two store franchise operators in our system, in expansion markets we will strive to seek franchisees from successful, non-competitive brands operating within those markets. We market franchise opportunities through strategic networking, participation in select industry conferences, high profile sales campaigns, our existing website, printed materials, and geo-targeted digital ads.

BurgerFi has several forums to enhance participation and engagement with our franchise community, including a Franchise Advisory Council (“FAC”) to enhance participation and engagement with the franchise community. The FAC provides input and feedback on operating and marketing strategy and initiatives. FAC works with its group of franchise constituents to communicate and collaborate with the Company, providing input, feedback, and marketing strategy and system wide initiatives. Cross-functional teams comprised of company operators, franchise operators and executive team members collaborate to enhance vendor relationships and negotiate favorable scenarios for both the BurgerFi system and our vendors.

Anthony’s uses a franchising strategy to augment new restaurant growth in new and established markets, allowing for brand expansion without significant internal capital investment. Anthony’s first franchise location, cobranded with BurgerFi, opened in 2023. As of January 1, 2024, there was a total of one franchised restaurant located in Kissimmee, Florida. For an Anthony’s location, the current franchise agreement reflects a 10 year term and provides for an initial franchise fee per store of $50,000, a royalty fee of 5.5% of net sales and an advertising fee of 2.5% net sales.

Franchise Owner Support

We have structured our corporate staff, training programs, operational systems, and communication systems to ensure we are delivering strong, effective support to our franchisees. We assist franchisees with the site selection process, and every new franchise location is scrutinized by our corporate real estate team. We provide template plans franchisees may use for new restaurant construction and work with franchisees and their design and construction vendors to ensure compliance with brand specifications. A training program is required for all franchisees, operating partners, and management staff. Training materials introduce new franchisees to our operational performance standards and the metrics that help maintain these high standards.

For the first two restaurant openings for a new franchisee, we typically provide significant on-site support, with more modest support for subsequent openings for that franchisee. On an ongoing basis, we collect and disseminate customer experience feedback on a real time basis through a third-party vendor. We also conduct regular on-site audits at each franchise location. Our regional operations leaders are dedicated to ongoing franchise support and oversight, regularly visiting each franchise territory. Our marketing department assists franchisees with local marketing programs and guidance with our national marketing campaigns. We typically communicate with franchisees through our company newsletter, which is published monthly and hold weekly inter-active webinar meetings to update our franchisee teams and conduct additional training. Periodically, we also hold a summit for franchisees, vendors, and company operations leaders to review overall performance, celebrate shared success, communicate best practices, and plan for the year ahead.

Site Selection

Our strategy regarding site selection is to cluster multiple locations in a demographic market area. We believe this clustering allows efficiencies in labor, including knowledge base, “pro-teams,” cross-training and developing and training new managers. Additionally, we believe this clustering allows better leverage in media buying, brand awareness, and culture. We target demographics with high concentrations of well-educated consumers, with above average income levels, who care about what they eat. Beyond our great food, BurgerFi offers our target consumers a contemporary restaurant design with eco-friendly fixtures and upcycled furniture. Our wholesome atmosphere is thoughtfully designed to enhance the guest experience and to complement shopping centers and communities as well.

Construction & Design

Once a site is successfully permitted, a BurgerFi restaurant can be built generally in approximately a 90-working day period. During these approximately 90 working days, all construction is completed, and the space is then turned over to the operational team. We team up with several general contractors regionally throughout the country and strive to effectively manage the bidding process of each project to ensure quality standards are kept up to par.

BurgerFi restaurants feature an inviting, next-gen look and feel, appealing to consumers of all ages seeking an engaging, high-quality dining experience. There are many fixtures and furnishings inside that tell a story of sustainability like recycled and/or upcyled furniture items, such as our 111 Navy Coca-Cola chairs, or our energy efficient Macro Air fans and LED lighting that reduce our overall carbon footprint. These products and materials are sourced through our preferred vendors to meet the needs of the restaurants.

The main design goal at BurgerFi is to provide an updated, sleek look that is practical for our customers and provides them with a warm inviting feel. Over the years we have gone through small design evolutions within the restaurant walls to not only better suit the needs of our guests but also the needs of our team members. We strive to please our guests and in doing so need to create an open space with great quality materials that can be easily cleaned and will withstand the wear and tear of time.

Supply Chain

Sourcing. The Company’s philosophy is to work with best-in-class suppliers across our supply chain so that we can always provide top quality, better-for-you food for our guests.

For BurgerFi’s meat, we source currently from some of best ranches in the United States who share in our commitment to all-natural food, with no hormones or antibiotics, that is humanely raised and source verified. In 2021, in Consumer Report’s Chain Reaction Report, BurgerFi was praised for serving “no antibiotic beef” across all its restaurants, and Consumer Reports awarded BurgerFi an "A-Grade Angus Beef" rating for the third consecutive year. In addition, our bread is free of synthetic chemicals, our ketchup is free of corn syrup, and we use cage-free eggs. At BurgerFi we ensure that our beef is always freshly ground at all domestic locations.

At Anthony’s, we are also committed to using fresh ingredients and take pride in our sourcing. We use only the highest quality ingredients, including hand-picked Italian tomatoes for our sauce, vine-ripened plum tomatoes for our salads, Pecorino Romano grated in house, fresh vegetables and herbs and homemade dough. We do not use freezers for any of our products to ensure the best quality food for the customer. In addition, by sourcing locally where available, such as our fresh tomatoes and our sausage, we strive to bring the freshest ingredients so we can deliver high-quality products.

Distribution. Currently the Company contracts with several national distributors to provide its food distribution services in the United States for both of the Anthony’s and BurgerFi brands. The Company intends to continue leveraging the increased scale of the Company to consolidate distributors and obtain more favorable optimization and costs.

For BurgerFi, we utilize 22 affiliated distribution centers to supply our domestic corporate-owned and franchised restaurants. For Anthony’s, we utilize 11 affiliated distribution centers to supply our corporate-owned restaurants. We regularly assess our broadline distributor to ensure our strict safety and quality standards are met and that the prices they offer are competitive.

Food Safety. Food safety is of the utmost importance. Within our restaurants we have stringent food safety and quality protocols that help our teams ensure they are providing a safe place to eat for our guests and team members alike. Utilizing in-house temperature and quality audits throughout the day, we strive to verify that all products are safe and of highest quality. Additionally, we use third-party auditing systems, designed to ensure we meet or exceed local health standards. These audits are completed periodically and without notice with the goal of ensuring that our restaurants maintain our high standards at all hours of the day.

Management Information Systems. Our traditional corporate-owned and franchised restaurants use computerized point-of-sale and back-office systems that are designed specifically for the restaurant industry. In addition, as discussed further below, some BurgerFi locations also offer guest facing self-ordering kiosk technology. Both point-of-sales systems provide touch screen interfaces, order confirmation displays, kitchen displays and integrated, high-speed credit card, gift card and loyalty program processing. The information collected from the point-of-sale system includes daily transaction data, which generates information about sales, average transaction size as well as product mix information. This system allows our management teams to run various reports and access vital information to assist them in controlling food and labor costs daily.

Technology-Enhanced Brand

Integral to our purpose, the Company harnesses innovation and technology to offer our guests opportunities to enjoy our food when and where they want. In addition to ordering in-restaurant at the counter, guests can enjoy BurgerFi or Anthony’s currently by ordering through six different digital platforms:

•Pick-Up: Customers can order for pick-up through the BurgerFi app, ACFP.com, BurgerFi.com or through marketplace pick-up platforms, such as, DoorDash, Uber Eats and GrubHub.

•First Party Delivery: Customers can order through the BurgerFi app, ACFP.com, or BurgerFi.com for delivery through our delivery affiliations, which generally offers lower pricing than through marketplace delivery;

•Marketplace: Our third-party delivery affiliations include Uber Eats, DoorDash, and Grubhub, with several smaller regional associations;

•Ghost Kitchen Delivery: Licensees operate kitchens to BurgerFi food specifications and delivery through marketplaces. This allows for a broader BurgerFi footprint and delivery further away from traditional stores;

•Virtual Brands: We have launched and continue to explore virtual brands that offer select food options through marketplace offerings. This broadens our horizontal reach within the marketplace; and

•In-Store: We allow digital purchases at the register using a QR code. We also have select stores with next-generation kiosks, which have indicated higher check average versus the traditional person-to-person interaction.

We believe these different platforms allow us to connect with guests in intuitive, customizable, and meaningful ways, including through a custom loyalty program tailored to reward users with offers based on their preferences, frequency, and order history.

Other technology and innovation ideas that the Company is testing include an in-car voice-activated ordering system available in certain 5G enabled vehicles, as well as new gas-assisted pizza ovens at Anthony’s.

Competition

The restaurant industry is highly competitive with respect to price, service, location, and food quality. It is often affected by changes in consumer trends, economic conditions, demographics, traffic patterns, and concern about the nutritional content of fast-casual and casual foods. Furthermore, there are many well-established competitors with substantially greater financial resources, including several national, regional, and local fast casual and casual dining restaurants. The restaurant industry also has few barriers to entry and new competitors may emerge at any time.

We believe that, among others, product quality and taste, convenience of location, and brand differentiation and recognition are among the most important competitive factors in the fast-casual and casual restaurant segment and that our two brands compete effectively. Our brand voice, derived from our commitment to fresh, better-for-you food, emphasizes the Company Purpose and Beliefs to team members, guests and stakeholders alike. The Company remains committed to these values, and we believe our guests understand our dedication to the values and causes that are important to them.

Seasonality

Outside of our Florida locations where we experience some higher seasonality based on increased tourism from approximately November through April, our corporate-owned stores and franchisees have not historically experienced significant seasonal variability in their financial performance.

Intellectual Property

We own, domestically and internationally, valuable intellectual property including trademarks, service marks, trade secrets and other proprietary information related to our restaurant and corporate brands. This intellectual property includes logos and trademarks which are of material importance to our business. Depending on the jurisdiction, trademarks and service marks generally are valid as long as they are used and/or registered. We seek to actively protect and defend our intellectual property from infringement and misuse.

Employees

As of January 1, 2024, our team members consisted of 2,484 employees, including 1,015 full-time employees. We believe that we have good relations with our employees.

Government Regulation

The Company and its franchisees are subject to extensive government regulation at the federal, state, and local government levels. These include, but are not limited to, regulations relating to the preparation and sale of food, zoning and building codes, franchising, land use and employee, health, sanitation, and safety matters. The Company and its franchisees are required to obtain and maintain a wide variety of governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that the Company’s operations do not meet the standards for initial grant or renewal. Our restaurants outside the U.S. are subject to national and local laws and regulations which are similar to those affecting U.S. restaurants. The restaurants outside the U.S. are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment, as well as anti-bribery and anti-corruption laws.

The Company is also subject to regulation by the Federal Trade Commission and subject to state laws that govern the offer, sale, renewal and termination of franchises and its relationship with its franchisees. The failure to comply with these laws and regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on franchise sales, fines or the requirement that the Company make a rescission offer to franchisees, any of which could affect our ability to open new restaurants in the future and thus could materially adversely affect its business and operating results. Any such failure could also subject the Company to liability to its franchisees.

See “Risk Factors” for a discussion of risks relating to federal, state, local and international regulation of our business.

Our Corporate Information

Our corporate headquarters are located at 200 West Cypress Creek Drive, Suite 220, Fort Lauderdale, Florida 33309. Our main telephone number is (954) 618-2000. Our principal Internet website address is www.burgerfi.com. The information on our website is not incorporated by reference into, or a part of, this Annual Report on Form 10-K.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this Annual Report. Further, our references to the URLs for these websites are intended to be inactive textual references only. We also make the documents listed above available without charge through the Investor Relations Section of our website at www.burgerfi.com.

Item 1A. Risk Factors.

SUMMARY RISK FACTORS

Our business is subject to numerous risks. In addition to the summary below, carefully review the “Risk Factors” section of this Annual Report. We may be subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. These risks should be read in conjunction with the other information in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and in our other public disclosures. Some of the principal risks relating to our business include:

•We have significant outstanding indebtedness and due to event of default on our credit agreement we are not forecasted to have the readily available funds to repay the debt if called by the lenders, which raises substantial doubt about the Company’s ability to continue as a going concern.;
•The combination of the BurgerFi and Anthony's businesses may not lead to the growth and success of the combined business that we believe will occur;
•Integrating the businesses of BurgerFi and Anthony's may disrupt or have a negative impact on the combined business;
•The market price of our Common Stock after the Anthony's acquisition has been and may continue to be affected by factors different from those that affected the shares of BurgerFi prior to the Anthony's acquisition;
•Our growth strategy for opening new restaurants is highly dependent on the availability of suitable locations and our ability to develop and open new restaurants on a timely basis, on attractive terms;
•Our failure to effectively manage our growth could harm our business and operating results;
•New restaurants, once opened, may not be profitable and may negatively affect restaurant sales at our existing restaurants;
•We have a limited number of suppliers for our major products and rely on a limited number of suppliers for the majority of our domestic distribution needs;
•Our marketing strategies and channels will evolve and may not be successful;
•Our franchise business model presents a number of risks, including launching of the recent Anthony's franchise brand. We rely on a limited number of franchisees for the operation of our franchised restaurants, and we have limited control with respect to the operations of our franchised restaurants, which could have a negative impact on our reputation and business;
•Incidents involving food safety and food-borne illnesses could adversely affect guests’ perception of our brand, result in lower sales and increase operating costs;
•Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business;
•The digital and delivery business, and expansion thereof, is uncertain and subject to risk;
•We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected;
•Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions or mobile ordering app, or confidential employee information may adversely affect our business;
•If we experience a material failure or interruption in our systems, our business could be adversely impacted;
•We depend on key members of our executive management team;
•We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business;
•Our insurance coverage may not provide adequate levels of coverage against claims;

•Failure to comply with privacy and cybersecurity laws and regulations could cause us to face litigation and penalties that could adversely affect our business, financial conditions and results of operations;
•If we fail to maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act could be impaired, which could have a material adverse effect on our business and stock price;
•If we identify a material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business, investor confidence and our stock price;
•We have significant stockholders whose interests may differ from those of our public stockholders;
•Our anti-takeover provisions could prevent or delay a change in control of the Company, even if such change in control would be beneficial to our stockholders;
•We may be unable to maintain the listing of our securities in the future;
•If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline;
•A significant number of shares of our common stock are subject to issuance upon exercise of the outstanding warrants, which upon such exercise may result in dilution to our security holders;
•Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to decline;
•Trading volatility and the price of our common stock may be adversely affected by many factors, including its designation as a “penny stock;”
•With the stock price under $1.00 we have received a Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.
•We and our franchisees may be adversely affected by climate change; and
•We are subject to increasing and evolving requirements and expectations with respect to social, governance and environmental sustainability matters, which could expose us to numerous risks.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this Annual Report on Form 10-K and in our other public disclosures. The risks described below highlight potential events, trends or other circumstances that could adversely affect our business, financial condition, results of operations, cash flows, liquidity or access to sources of financing and could adversely affect the trading price of our securities. These risks could cause our future results to differ materially from historical results and from guidance we may provide regarding our expectations of future financial performance.

RISKS RELATED TO OUR GROWTH STRATEGIES AND OPERATIONS

The combination of the BurgerFi and Anthony's businesses may not lead to the growth and success of the combined business that we believe will occur.

We may not realize all of the synergies that we anticipated from the combination of the BurgerFi and Anthony's businesses and may not be successful in implementing our commercialization strategy. Our combined business is subject to all of the risks and uncertainties inherent in the pursuit of growth in our industry, and we may not be able to successfully sell our products or realize the anticipated benefits from our distribution, collaboration and other commercial partners. If we are not able to grow the combined business of BurgerFi and Anthony's as a commercial enterprise, our financial condition will be negatively impacted.

Our growth strategy includes pursuing opportunistic acquisitions of additional brands, and we may not find suitable acquisition candidates or successfully operate or integrate any brands that we may acquire.

As part of our growth strategy, we may opportunistically acquire new brands and restaurant concepts. Competition for acquisition candidates may exist or increase in the future. Consequently, there may be fewer acquisition opportunities available to us as well as higher acquisition prices. There can be no assurance that we will be able to identify, acquire, manage or successfully integrate additional brands or restaurant concepts without substantial costs, delays or operational or financial problems.

Our successful positioning of our brands depends in large part on the success of our advertising and promotional efforts and our ability to continue to provide products that are desirable by our customers. Accordingly, we intend to continue to pursue a brand enhancement strategy, which includes multimedia advertising, promotional programs and public relations activities. These initiatives may require significant expenditures. If our multi-brand strategy is unsuccessful, these expenses may never be recovered. Any failure of our other marketing efforts could also have an adverse impact on us.

The difficulties of integration include coordinating and consolidating geographically separated systems and facilities, integrating the management and personnel of the acquired brands, maintaining employee morale and retaining key employees, implementing our management information systems and financial accounting and reporting systems, establishing and maintaining effective internal control over financial reporting, and implementing operational procedures and disciplines to control costs and increase profitability.

In the event we are able to acquire additional brands or restaurant concepts, the integration and operation of such acquisitions may place significant demands on our management, which could adversely affect our ability to manage our existing restaurants. In addition, we may be required to obtain additional financing to fund future acquisitions, but there can be no assurance that we will be able to obtain additional financing on acceptable terms or at all.

An increase in food and labor costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food and labor costs, which have increased, and may continue to increase, significantly, which may have a negative effect on the operations and profitability of the Company. Changes in the cost or availability of certain food products could affect our ability to offer a broad menu and maintain competitive prices and could materially adversely affect our profitability and reputation. The type, variety, quality and cost of produce, beef, poultry, cheese and other commodities can be subject to change and to factors beyond our control, including weather, climate change, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. Although we attempt to mitigate the impact of these cost increases as they occur through increases in selling prices, there is no assurance that we will be able to do so without causing decreases in demand for our products from our customers.

We have significant outstanding indebtedness and due to event of default on our Credit Agreement, we are not forecasted to have the readily available funds to repay the debt if called by the lenders, which exposes us to lender remedies.

As of January 1, 2024, the principal balance of the indebtedness under our secured credit agreement, dated as of December 15, 2021 (as amended, the “Credit Agreement”) which expires on September 30, 2025 was $53.3 million. In addition, on February 24, 2023, the Company and its subsidiaries entered into a Secured Promissory Note (the “Note”) with CP7 Warming Bag , L.P.(“CP7”), an affiliate of L Catterton Fund L.P. (“L Catterton”), as lender (the “Junior Lender”), pursuant to which the Junior Lender continued, amended and restated that certain delayed draw term loan (the “Delayed Draw Term Loan”) of $10.0 million under the Credit Agreement, which is junior subordinated secured indebtedness, and also provided $5.1 million of new junior subordinated secured indebtedness, to the Company and its subsidiaries (collectively, the “Junior Indebtedness”), for a total of $15.1 million, which Junior Indebtedness was incurred outside of the Credit Agreement. We may incur additional indebtedness for various purposes, including to fund future acquisitions and operational needs. The terms of our outstanding indebtedness provide for significant principal and interest payments, and subjects us to certain financial and non-financial covenants, including debt service leverage, coverage, and liquidity ratios, each as defined in the Credit Agreement. As of January 1, 2024, we were not in compliance with the minimum liquidity requirement of the Credit Agreement, which constitutes a breach of the Credit Agreement and an event of default, which may cause the indebtedness to become partially or fully due and payable on an accelerated schedule.

The obligations of the Credit Agreement and the Junior Indebtedness are secured by substantially all the assets of the Company and its subsidiary guarantors. The Credit Agreement contains customary covenants that limit the Company’s and such subsidiaries' ability to, among other things, grant liens, incur additional indebtedness, make acquisitions or investments, dispose of certain assets, make dividends and distributions, enter into burdensome agreements, use the proceeds of the loans in contravention to the Credit Agreement, change the nature of their businesses, make fundamental changes, make prepayments on subordinated debt, change their fiscal year, change their organizational documents and make payments of management fees, in each case subject to certain thresholds and exceptions.

Our ability to meet the payment obligations under our debt depends on our ability to generate significant cash flow in the future. We cannot assure that our business will generate cash flow from operations or that other capital will be available to us, in amounts sufficient to enable us to meet our payment obligations under our Credit Agreement and Junior Indebtedness and to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service these obligations, we may need to refinance or restructure our debt, sell unencumbered assets (if any) or seek to raise additional capital. If we are unable to implement one or more of these options, we may not be able to meet these payment obligations, and the imposition of lender remedies could materially and adversely affect our business, financial condition and liquidity.

At this time, our long-term liquidity requirements and the adequacy of our capital resources are difficult to predict. As of January 1, 2024 we were in breach of our covenants under our Credit Agreement, which raises substantial doubt about our ability to continue as a going concern.

We face uncertainty regarding the adequacy of our liquidity and capital resources and have extremely limited, if any, access to additional financing beyond our Credit Agreement and Junior Indebtedness. The terms of our outstanding Credit Agreement provide for significant principal and interest payments, and subject us to certain financial and non-financial covenants, including debt service leverage, coverage, and liquidity ratios, each as defined in the Credit Agreement. We cannot assure that cash on hand, cash flow from operations and any financing we are able to obtain through the Credit Agreement or Junior Indebtedness will be sufficient to continue to fund our operations and allow us to satisfy our obligations.

At this time, our long-term liquidity requirements and the adequacy of our capital resources are difficult to predict. As of January 1, 2024, we were not in compliance with the minimum liquidity requirement of the Credit Agreement, which constitutes a breach of the Credit Agreement and an event of default.

Such default entitles the lenders to call the debt sooner than its maturity date of September 30, 2025. In the event the lenders do call the debt, the Company is not forecasted to have the readily available funds to repay the debt, which raises substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

We have been actively engaged in discussions with our lenders to explore potential solutions regarding the default event and its resolution. We cannot, however, predict the results of any such negotiations.

Our failure to effectively manage our growth could harm our business and operating results.

Our existing personnel, management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures, and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing restaurants, which could lead to, among other negative financial and operational effects, an impairment of our assets. If we experience a decline in financial performance, we may decrease the number of or discontinue restaurant openings, or we may decide to close restaurants that we are unable to operate in a profitable manner.

New restaurants, once opened, may not be profitable and may negatively affect restaurant sales at our existing restaurants.

Our results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control). Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our new restaurants take a period of time to reach target operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff, lack of brand awareness in new markets, and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those restaurants. New restaurants may not meet our targets for operating and financial metrics or may take longer than anticipated to do so. Any new restaurants we open may not be profitable or achieve operating results similar to those of our existing restaurants, which could adversely affect our business, financial condition or results of operations.

If we are unable to grow restaurant sales at existing restaurants, our financial performance could be adversely affected.

The level of same-store sales, which has experienced declines in the BurgerFi brand and represents the change in year-over-year revenue for domestic corporate-owned restaurants open for 14 full months or longer, could affect our restaurant sales. Our ability to increase same-store sales depends, in part, on our ability to successfully implement our initiatives to re-build restaurant sales. It is possible such initiatives will not be successful, that we will not achieve our target same-store sales growth or that same-store sales growth could be negative, which may cause a decrease in restaurant sales and profit growth that would adversely affect our business, financial condition or results of operations, including an impairment of our assets.

Our mission of being natural may subject us to risks.

Our mission is a significant part of our business strategy and what we are as a company. We face, however, many challenges in carrying out our mission. We incur higher costs and other risks associated with purchasing high quality ingredients grown or raised with an emphasis on quality and responsible practices. As a result, our food and labor costs may be significantly higher than other companies who do not source high quality ingredients or pay above minimum wage. Additionally, the supply for high quality ingredients may be limited and it may take us longer to identify and secure relationships with suppliers that are able to meet our quality standards and have sufficient quantities to support our growing business. If we are unable to obtain a sufficient and consistent supply for our ingredients on a cost-effective basis, our food costs could increase or we may experience supply interruptions which could have an adverse effect on our operating margins. Additionally, some of our competitors also offer better quality ingredients, such as antibiotic-free meat. If this trend continues, it could further limit our supply for certain ingredients and we may lose our competitive advantage because it will be more difficult for our business to differentiate itself.

We have a limited number of suppliers for our major products and rely on a limited number of suppliers for the majority of our domestic distribution needs.

We have a limited number of suppliers for our major ingredients, including a sole supplier with respect to the BurgerFi brand buns. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers or the disruption, delay, or inability of these suppliers to deliver these major products to our restaurants may materially and adversely affect our results of operations while we establish alternate distribution channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all.

There can be no assurance that we will continue to be able to identify or negotiate with alternative supply and distribution sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

Our marketing strategies and channels will evolve and may not be successful.

We incur costs and expend other resources in our marketing efforts to attract and retain guests. Our strategy includes public relations, digital and social media, promotions and in-store messaging, which require less marketing spend as compared to traditional marketing programs. As the number of restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we expect to incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our financial results.

We rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our current marketing strategies, which could require us to incur significantly more costs. Some of our marketing initiatives have not been and may continue to not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we can at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of franchisees for the operation of our franchised restaurants, and we have limited control with respect to the operations of our franchised restaurants, which could have a negative impact on our reputation and business.

We rely, in part, on our franchisees and the manner in which they operate their restaurants to develop and promote our business. As of January 1, 2024, 45 franchisees operated all of our domestic BurgerFi franchised restaurants, and 1 franchisee operated our international BurgerFi franchised restaurant. In 2022, we launched the Anthony’s franchise brand and have signed one multi-unit development agreement with one franchised location now open. Our franchisees are required to operate their restaurants according to the specific guidelines we set forth, which are essential to maintaining brand integrity and reputation, all laws and regulations applicable to us and our subsidiaries and all laws and regulations applicable in the jurisdictions in which we operate. We provide training to these franchisees to integrate them into our operating strategy and culture. Because we do not, however, have day-to-day control over all of these restaurants, we cannot give assurance that there will not be differences in product and service quality, operations, labor law enforcement or marketing or that there will be adherence to all of our guidelines and applicable laws at these restaurants. In addition, if our franchisees fail to make investments necessary to maintain or improve their restaurants, guest preference for the brand could suffer. Failure of these restaurants to operate effectively, including temporary or permanent closures of the restaurant or terminations of the franchisee from our system, has adversely affected and could continue to adversely affect our cash flows from those operations or have a negative impact on our reputation or our business.

The success of our franchised operations depends on our ability to establish and maintain good relationships with our franchisees. The value of our brands and the rapport that we maintain with our franchisees are important factors for potential franchisees considering doing business with us. If we are unable to maintain good relationships with franchisees, we may be unable to renew franchise agreements and opportunities for developing new relationships with additional franchisees may be adversely affected. This, in turn, could have an adverse effect on our business, financial condition and results of operations. We cannot be certain that the developers and franchisees we select will have the business acumen necessary to open and operate successful franchised restaurants in their franchising areas.

Franchisees may not have access to the financial or management resources that they need to open and successfully operate the restaurants contemplated by their agreements with us or to be able to find suitable sites on which to develop them, or they may elect to cease development or operation for other reasons. Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals, or meet construction schedules. Additionally, financing from banks and other financial institutions may not always be available to franchisees to construct and open new restaurants. Any of these factors could slow our growth from franchised operations and reduce our franchising revenue.

Our franchise business model presents a number of risks, including the launch of the Anthony’s franchise brand.

Our success as a franchised business relies, in part, on the financial success and cooperation of our franchisees. Moreover, as we focus more of our business on growing the franchises, including the recent launch of the Anthony’s franchise, we may not be successful in growing the brands. We receive royalties based on a percentage of sales from our franchisees. Our franchisees manage their businesses independently, and, therefore, are responsible for the day-to-day operation of their restaurants. The revenue we realize from franchised restaurants is largely dependent on the ability of our franchisees to grow their sales.

Business risks affecting our operations also affect our franchisees. In particular, our franchisees have also been significantly impacted by labor shortages and inflation. If franchisee sales trends continue to decline or worsen, our financial results will continue to be negatively affected, which may be material. Additionally, a rise in minimum wages could adversely impact our and our franchisees’ financial performance. The impact of events such as boycotts or protests, labor strikes, and supply chain interruptions (including due to lack of supply or price increases) could also adversely affect both us and our franchisees.

Our success also relies on the willingness and ability of our independent franchisees to implement our initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by the creditworthiness of our franchisees or the Company or by banks’ lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially-reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brands and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brands' image and reputation could be harmed, and we may elect to terminate the franchisee from our system, which in turn could hurt our business and operating results.

Our ownership mix, which we continually evaluate for potential changes to determine our preferred allocation of franchise to corporate-owned stores, also affects our results and financial condition. The decision to own restaurants or to operate under franchise agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors, including whether we have effectively selected franchisees that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

An impairment in the carrying value of our goodwill or other intangible or long-lived assets could adversely affect our financial condition and results of operations.

We evaluate intangible assets and goodwill for impairment annually and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. We also evaluate long-lived assets on a quarterly basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As part of our annual goodwill assessment during the fiscal year 2023, there was no goodwill impairment charge for the year ended January 1, 2024 related to the Anthony's and BurgerFi reporting units. We also recorded an asset impairment charge of $4.5 millionrelated to property and equipment and right-of-use assets for certain underperforming stores for the year ended January 1, 2024, of which $3.3 million related to BurgerFi and $1.2 million related to Anthony’s.

We cannot predict the amount and timing of any further impairment of assets, if any. A significant amount of judgment is involved in determining if an indication of impairment exists. Should the value of goodwill or other intangible or long-lived assets become further impaired, there could be an adverse effect on our financial condition and consolidated results of operations.

RISKS RELATED TO OPERATING IN THE RESTAURANT INDUSTRY

Incidents involving food safety and food-borne illnesses could adversely affect guests’ perception of our brands, resulting in lower sales and increase operating costs.

We face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to our restaurants. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services.

Regardless of the source or cause, any report of food-borne illnesses or food safety issues, whether or not accurate, at one or more of our restaurants, including restaurants operated by our franchisees, could adversely affect our brands and reputation, which in turn could result in reduced guest traffic and lower sales. If any of our guests become ill from food-borne illnesses, we could be liable for certain damages or forced to temporarily close one or more restaurants or choose to close as a preventative measure if we suspect there was a pathogen in our restaurants. Furthermore, any instances of food contamination, whether or not at our restaurants, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt supply to unaffected restaurants or increase the cost of ingredients. Any such material events or disruptions could adversely affect our business.

Increased food commodity and energy costs, as well as shortages or interruptions, could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

Our profitability depends, in part, on our ability to anticipate and react to changes in the price and availability of food commodities, including, among other things: beef, poultry, grains, dairy, and produce. Prices have been, and may continue to be, affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, climate change, international military conflicts, trade sanctions, economic embargoes or boycotts, disease or other conditions beyond our control, or other reasons. Our business and margins have been negatively affected by, and we expect it to be continued to be negatively affected by, among other items, inflation, supply chain difficulties, labor shortages and other price increases.

This and other events could increase commodity prices, cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our restaurant sales and restaurant-level operating profit margins. There can be no assurance that we will be able to continue to partially offset inflation and other changes in the costs of core operating resources as a result of gradually increased menu prices, more efficient purchasing practices, productivity improvements and greater economies of scale in the future.

From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-store sales growth in an amount sufficient to offset inflationary or other cost pressures. We have implemented, and may continue to further implement price increases to mitigate the inflationary effects of food and labor costs; however, we cannot predict the long-term impact of these negative economic conditions on our restaurant profitability.

Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which could adversely affect our operating results. For instance, our burgers depend on the availability of our proprietary ground beef blend. If there is an interruption of operation at our national grinder’s facility, we face an immediate risk because each restaurant typically has less than three days of beef patty inventory on hand. Any such material disruption would adversely affect our business.

Labor shortages or difficulty finding qualified employees could slow our growth, harm our business and reduce our profitability.

Restaurant operations are highly service oriented, and our success depends in part upon the Company’s and our franchisees’ ability to attract, retain and motivate a sufficient number of qualified employees, including restaurant managers and other crew members. The market for qualified employees in our industry is very competitive and labor shortages are prevalent. An inability to recruit and retain qualified individuals has delayed and in the future may delay the planned openings of new restaurants and has adversely impacted and could in the future adversely impact our existing restaurants, both corporate-owned and franchised. Any such delays, material increases in employee turnover rate in existing restaurants or widespread employee dissatisfaction could have a material adverse effect on our and our franchisees’ business and results of operations. In addition, strikes, work slowdowns or other job actions may become more common in the United States. Although none of the employees employed by us or our franchisees are represented by a labor union or are covered by a collective bargaining agreement, in the event of a strike, work slowdown or other labor unrest, the ability to adequately staff our restaurants could be impaired, which could result in reduced revenue and customer claims, and may distract our management from focusing on our business and strategic priorities.

The digital and delivery business, and expansion thereof, is uncertain and subject to risk.

Digital innovation and growth remain a focus for us. Our continuous investment in a sophisticated technology infrastructure, we believe, has enabled us to strategically anticipate and execute against significant industry-wide changes. We utilize advanced technology to analyze, communicate and tactically execute in virtually all aspects of the business. We have executed upon our digital strategy over the past few years, including the development and launch of our BurgerFi app, licensing agreements regarding ghost or cloud kitchens, and using various third-party delivery partners, including agreements with Uber Eats, DoorDash, Postmates, and Grubhub. As the digital space around us continues to evolve, our technology needs to evolve concurrently to stay competitive with the industry. If we do not maintain digital systems that are competitive with the industry, our digital business may be adversely affected and could damage our sales. We rely on third parties for our ordering and payment platforms, including relating to our BurgerFi mobile app and ghost kitchens. Such services performed by these third parties could be damaged or interrupted by technological issues, which could then result in a loss of sales for a period of time. Information processed by these third parties could also be impacted by cyber-attacks, which could not only negatively impact our sales, but also harm our brand image.

Recognizing the rise in delivery services offered throughout the restaurant industry, we understand the importance of providing such services to guests wherever and whenever they want. We have invested in marketing to promote our delivery partnerships, which could negatively impact profitability if the business does not continue to expand. We rely on third parties, including Uber Eats, DoorDash, Postmates, and Grubhub to fulfill delivery orders timely and in a fashion that will satisfy guests. Errors in providing adequate delivery services may result in guest dissatisfaction, which could also result in loss of guest retention, loss in sales and damage to our brand image. Additionally, as with any third-party handling food, such delivery services increase the risk of food tampering while in transit. We are also subject to risk if there is a shortage of delivery drivers, which could result in a failure to meet guests’ expectations. Third-party delivery services within the restaurant industry are a competitive environment and include a number of players competing for market share. If our third-party delivery providers fail to effectively compete with other third-party delivery providers in the sector, delivery business may suffer, resulting in a loss of sales. If any third-party delivery provider we associate with experiences damage to their brand image, we may also see ramifications due to our association with them.

Additionally, some of our competitors have greater financial resources to spend on marketing and advertising around their digital and delivery campaigns than we have. Should our competitors increase their spend in these areas, or if our advertising and promotions are less effective than our competitors, there could be an adverse impact on our business in this space.

We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to taste, price, food quality, service, value, design and location. We compete in the restaurant industry with multi-unit national, regional and locally owned and/or operated limited-service restaurants and full-service restaurants. We compete with (1) restaurants, (2) other fast casual restaurants, (3) quick service restaurants, and (4) casual dining restaurants. We may also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services, and delicatessens, especially those that target customers who seek high-quality food, as well as convenience food stores, cafeterias, and other dining outlets.

Many of our competitors have existed longer than we have and may have a more established market presence, better locations and greater name recognition nationally or in some of the local markets in which we operate or plan to open restaurants. Some of our competitors may also have significantly greater financial, marketing, personnel, and other resources than we do. They may also operate more restaurants than we do and may be able to take advantage of greater economies of scale than we can given our current size.

Our competition continues to intensify as new competitors enter the burger and premium pizza, fast-casual, quick service, and casual dining segments. Many of our competitors emphasize low cost “value meal” menu options or other programs that provide price discounts on their menu offerings, a strategy we do not currently pursue. We also face increasing competitive pressures from some of our competitors, who also offer better quality ingredients, such as antibiotic-free meat. Our continued success depends, in part, on the continued popularity of our menus and the experience we offer guests at our restaurants. If we are unable to continue to compete effectively, customer traffic, restaurant sales, and restaurant-level operating profit margins could decline, and our business, financial condition, and results of operations could be adversely affected.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property, and all of our corporate-owned restaurants are located on leased premises. The leases for our restaurants generally have initial terms averaging ten years and typically provide for two to four five-year renewal options as well as rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases.

If we close a restaurant, which we have done and anticipate that we may need to do so again in the normal course of business, we may still be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the remaining lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings or other sources, we may not be able to service our lease obligations or fund our other liquidity and capital needs, which would materially affect our business.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of, and we are party to, including a stockholder class action lawsuit, litigation by employees, guests, suppliers, franchisees, stockholders, or others through private actions, class actions, administrative proceedings, regulatory actions, or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify.

In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers, and failure to pay for all hours worked.

Additionally, our guests could file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food-borne illnesses or accidents in our restaurants. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims.

The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and restaurant sales. Insurance may not be available at all or in sufficient amounts with respect to these or other matters.

A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Our business is subject to risks related to its sale of alcoholic beverages.

We serve beer and wine at most of our restaurants. Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages.

Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition, and results of operations. We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations, or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations, or financial condition.

OTHER RISK FACTORS AFFECTING OUR BUSINESS

We and our franchisees may be adversely affected by climate change.

We, our franchisees, and our supply chain are subject to risks and costs arising from the effects of climate change, greenhouse gases, and diminishing energy and water resources. Climate change may have a negative effect on agricultural productivity which may result in decreased availability or less favorable pricing for certain commodities used in our products, such as beef, chicken, potatoes and dairy. Climate change may also increase the frequency or severity of weather-related events and natural disasters. Such adverse weather-related impacts may disrupt our operations, cause restaurant closures or delay the opening of new restaurants, and/or increase the costs of (and decrease the availability of) food and other supplies needed for our operations. In turn this could result in reduced profitability for our franchisees and our Company restaurants and reduced system-wide sales and franchise revenue for us. In addition, various legislative and regulatory efforts to combat climate change may increase in the future, which could result in additional taxes, increased expenses and otherwise disrupt or adversely impact our business and/or our growth prospects.

We are subject to increasing and evolving requirements and expectations with respect to social, governance and environmental sustainability matters, which could expose us to numerous risks.

There has been an increased focus, including from investors, the public and governmental and nongovernmental authorities, on social, governance and environmental sustainability matters, such as climate change, greenhouse gases, packaging and waste, human rights, diversity, sustainable supply chain practices, animal health and welfare, deforestation, land, energy and water use and other corporate responsibility matters. We and our franchisees are and may become subject to changing rules, regulations and consumer or investor expectations with respect to these matters. As the result of these evolving requirements and increased expectations, as well as our commitment to sustainability matters, we may continue to establish or expand goals, commitments or targets, take actions to meet such goals, commitments and targets and provide expanded disclosure on these matters. These goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, we may be criticized for the accuracy, adequacy or completeness of disclosures and we are not able to mandate compliance by our franchisees with any of these goals. Further, goals may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, assumptions that are subject to change, and other risks and uncertainties, many of which are outside of our control. If our data, processes and reporting with respect to social and environmental matters are incomplete or inaccurate, or if we fail to achieve progress with respect to these goals on a timely basis, or if our franchisees are not able to meet consumer or investor expectations, consumer and investor trust in our brands may suffer which could diminish the value of our brands and adversely affect our business.

Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions or mobile ordering app, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. Our information technology networks and infrastructure or those of our third-party vendors and other service providers could be vulnerable to damage, disruptions, shutdowns or breaches of confidential information due to criminal conduct, employee error or malfeasance, utility failures, natural disasters, or other catastrophic events. Due to these scenarios, we cannot provide assurance that we will be successful in preventing such breaches or data loss.

Additionally, the information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements or may require significant additional investments or time to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error, or inadvertent releases of data all threaten our and our service providers’ information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation, and expose us to claims from guests and employees, any of which could have a material adverse effect on our financial condition and results of operations.

If we experience a material failure or interruption in our systems, our business could be adversely impacted.

Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of our information technology systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, our revenue and profits could be reduced, and the reputation of our brands and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments. Additionally, as we continue to evolve our digital platforms and enhance our internal systems, we place increasing reliance on third parties to provide infrastructure and other support services. We may be adversely affected if any of our third-party service providers experience any interruptions in their systems, which then could potentially impact the services we receive from them and cause a material failure or interruption in our own systems.

We depend on key members of our executive management team.

We depend on the leadership and experience of key members of our management team. The loss of the services of any of our executive management team members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We do not maintain key person life insurance policies on any of our officers. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products, and other intellectual property, including our name and logos and the unique character and atmosphere of our restaurants. We rely on United States and foreign trademark, copyright and trade secret laws, as well as franchise agreements, non-disclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property.

Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors’ trademarks. The steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability, and prospects regardless of whether we are able to successfully enforce our rights.

Our insurance coverage may not provide adequate levels of coverage against claims.

We maintain various insurance policies for employee health, workers’ compensation, cyber security, general liability, and property damage. We believe that we maintain insurance customary for businesses of our size and type. There are, however, types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

REGULATORY AND LEGAL RISKS

We are subject to many federal, state and local laws, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure to comply with, or changes in these laws or requirements, could have an adverse impact on our business.

We are subject to extensive federal, state, local, and foreign laws and regulations, as well as other statutory and regulatory requirements, including those related to: (1) nutritional content labeling and disclosure requirements; (2) food safety regulations; (3) local licensure, building, and zoning regulations; (4) employment regulations; (5) the Patient Protection and Affordable Care Act of 2010 (the “PPACA”); (6) the Americans with Disabilities Act (“ADA”) and similar state laws; (7) privacy and cybersecurity; and (8) laws and regulations related to our franchised operations. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, uncertainty around future changes in laws made by new regulatory administrations or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations.

Failure to comply with the laws and regulatory requirements of federal, state, and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Failure to comply with laws and regulations relating to our franchised operations could negatively affect our licensing sales and our relationships with our franchisees.

Our franchised operations are subject to laws enacted by a number of states, rules and regulations promulgated by the U.S. Federal Trade Commission and certain rules and requirements regulating licensing activities in foreign countries. Failure to comply with new or existing franchising laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing sales and our relationships with our franchisees.

Nutritional content labeling and disclosure requirements may change consumer buying habits in a way that adversely impacts our sales.

In recent years, there has been an increased legislative, regulatory and consumer focus on the food industry, including nutritional and advertising practices. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties, and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers or have enacted legislation restricting the use of certain types of ingredients in restaurants.

Furthermore, the PPACA establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. These labeling laws may also change consumer buying habits in a way that adversely impacts our sales. Additionally, an unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Failure to comply with local licensure, building, and zoning regulations could adversely affect our business.

The development and operation of restaurants depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic, liquor laws, and other regulations and requirements. We also are subject to licensing and regulation by state and local authorities relating to health, sanitation, safety, and fire standards. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which could adversely affect our business.

Failure to comply with privacy and cybersecurity laws and regulations could cause us to face litigation and penalties that could adversely affect our business, financial conditions, and results of operations.

Our business requires the collection, transmission, and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The collection and use of such information are regulated at the federal and state levels. Regulatory requirements, both domestic and internationally, have been changing and increasing regulation relating to the privacy, security, and protection of data. Such regulatory requirements may become more prevalent in other states and jurisdictions as well. It is our responsibility to ensure that we are complying with these laws by taking the appropriate measures as well as monitoring our practices as these laws continue to evolve.

As our environment continues to evolve in this digital age and reliance upon new technologies, for example, cloud computing and its digital methods of ordering, become even more prevalent, it is imperative we secure the private and sensitive information we collect. Failure to do so, whether through fault of our own information systems or those of outsourced third-party providers, could not only cause us to fail to comply with these laws and regulations, but also could cause us to face litigation and penalties that could adversely affect our business, financial condition, and results of operations. Our brand’s reputation and our image as an employer could also be harmed by these types of security breaches or regulatory violations.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including: (1) changes in the valuation of our deferred tax assets and liabilities; (2) expected timing and amount of the release of any tax valuation allowance; (3) tax effects of stock-based compensation; and (4) changes in tax laws, regulations, or interpretations thereof. We may also be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

An “ownership change” could limit our ability to utilize tax loss and credit carryforwards to offset future taxable income.

We have certain general business credit tax credits (“Tax Attributes”). Our ability to use these Tax Attributes to offset future taxable income may be significantly limited if we experience an “ownership change,” as discussed below. Under the Internal Revenue Code of 1986, as amended ("IRC" or "Internal Revenue Code"), and regulations promulgated by the U.S. Treasury Department, we may carry forward or otherwise utilize the Tax Attributes in certain circumstances to offset any current and future taxable income and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the Tax Attributes do not otherwise become limited, we believe that we will have available a significant amount of Tax Attributes in future years, and therefore the Tax Attributes could be a substantial asset to us. However, if we experience an “ownership change,” as defined in Section 382 of the IRC, our ability to use the Tax Attributes may be substantially limited, and the timing of the usage of the Tax Attributes could be substantially delayed, which could therefore significantly impair the value of that asset

In general, an “ownership change” under Section 382 occurs if the percentage of stock owned by an entity’s 5% stockholders (as defined for tax purposes) increases by more than 50 percentage points over a rolling three-year period. An entity that experiences an ownership change generally will be subject to an annual limitation on its pre-ownership change tax loss and credit carryforwards equal to the equity value of the entity immediately before the ownership change, multiplied by the long-term, tax-exempt rate posted monthly by the Internal Revenue Service (subject to certain adjustments). The annual limitation would be increased each year to the extent that there is an unused limitation in a prior year. The limitation on our ability to utilize the Tax Attributes arising from an ownership change under Section 382 of the IRC would depend on the value of our equity at the time of any ownership change. If we were to experience an “ownership change,” it is possible that a significant portion of our tax loss and credit carryforwards could expire before we would be able to use them to offset future taxable income.

If we fail to maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could be impaired, which could have a material adverse effect on our business and stock price.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the listing standards of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It also requires annual management assessments of the effectiveness of our internal control over financial reporting and disclosure of any material weaknesses in such controls. If we become a large accelerated filer or an accelerated filer, we will be required to have our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we anticipate that we will expend significant resources, including accounting-related costs and significant management oversight. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems, and resources.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we may become required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which may have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We have significant stockholders whose interests may differ from those of our public stockholders.

As of January 1, 2024, approximately 69.1% of the voting power of our common stock was held, directly or indirectly, by our current board of directors, executive officers and greater than 5% beneficial owners. Certain of these, and other, stockholders, including L. Catterton as discussed below, for the foreseeable future, have influence over corporate management and affairs, as well as matters requiring stockholder approval, and they will be able to participate in the election of the members of our board of directors, including amendments to the Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. Our board of directors will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions.

It is possible that the interests of these stockholders may in some circumstances conflict with our interests and the interests of our other stockholders. This could influence their decisions, including with regard to whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any future challenges by any taxing authorities to our tax reporting positions may take into consideration these stockholders’ tax or other considerations, which may differ from our considerations or those of our other stockholders.

On February 27, 2023, the Company filed an amended and restated certificate of designation, dated as of February 24, 2023 (the “A&R CoD”), with the Delaware Secretary of State regarding the Company’s shares of preferred stock, par value $0.0001 per share, designated as Series A Preferred Stock (the “Series A Junior Preferred Stock”), to amend certain powers, designations, preferences and other rights set forth therein, as more fully described below, to be effective February 27, 2023. As of January 1, 2024, CP7, an affiliate of Cardboard Box LLC and L Catterton, held substantially all of the issued and outstanding shares of Series A Junior Preferred Stock.

The A&R CoD added a provision providing that, subject to certain limitations, CP7 shall have the right (but not the obligation) to designate up to two directors to the Company's Board of Directors. In addition, the A&R CoD added to the list of major decisions of the Company that require the written consent of the holders of at least a majority of the then outstanding shares of Series A Junior Preferred Stock the following actions: (x) hire, appoint, remove, replace, terminate or otherwise change the Chief Executive Officer or fail to consult with holders of a majority of the then outstanding shares of Series A Junior Preferred Stock prior to any other hiring, removal, replacement, termination or appointment of any other executive officer of the Corporation and (y) except as required by applicable law, amend, waive or modify any rights under, terminate or approve (1) any incurrence of debt or guarantee thereof involving more than $2,500,000, or (2) any incurrence of debt or guarantee thereof between the Company or any of its subsidiaries, on the one hand, and any director, officer or stockholder of the Company or any of their respective affiliates, on the other hand. (1) and (2) above are subject to certain exceptions set forth in the A&R CoD, including the Credit Agreement.

The A&R CoD added a provision providing that in the event the Company fails to timely redeem any shares of Series A Junior Preferred Stock on November 3, 2027, the applicable dividend rate shall automatically increase to the lesser of (A) the sum of 10.00% plus the applicable 2% default rate (with such aggregate rate increasing by an additional 0.35% per quarter from and after November 3, 2027), or (B) the maximum rate that may be applied under applicable law, unless waived in writing by a majority of the outstanding shares of Series A Junior Preferred Stock.

The A&R also added a provision providing that in the event the Company fails to timely redeem any shares of Series A Junior Preferred Stock in connection with a Qualified Financing (as defined in the A&R CoD) or on November 3, 2027 (a “Default”), the Company agrees to promptly commence a debt or equity financing transaction or sale process to solicit proposals for the sale of the Company and its subsidiaries (or, alternatively, the sale of material assets) designed to yield the maximum cash proceeds to the Company available for redemption of the Series A Junior Preferred Stock as promptly as practicable, but in any event, within 12 months from the date of the Default. If on or after November 3, 2026, the Company is aware that it is reasonably unlikely to have sufficient cash to timely effect the redemption in full of the Series A Junior Preferred Stock when first due, the Company shall, prior to such anticipated due date, take reasonable steps to engage an investment banking firm of national standing (and other appropriate professionals) to conduct preparatory work for such a financing transaction and sale process of the Company and its subsidiaries to provide for such transaction to occur as promptly as possible after any failure for a timely redemption of the Series A Junior Preferred Stock.

For further description of the Series A Junior Preferred Stock, see Risk Factor - "Our common stock ranks junior to our Series A Junior Preferred Stock."

Our anti-takeover provisions could prevent or delay a change in control of the Company, even if such change in control would be beneficial to our stockholders.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of the Company, even if such change in control would be beneficial to our stockholders. These provisions include: (1) the authority to issue “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt; (2) our classified board of directors, which provides that not all members of our board of directors are elected at one time; (3) prohibitions regarding the use of cumulative voting for the election of directors; (4) limitations on the ability of stockholders to call special meetings or amend our Amended and Restated Bylaws; (5) requirements that all stockholder actions be taken at a meeting of our stockholders; and (6) advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. In addition, Delaware law, to which the Company is subject, prohibits it, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of its common stock.

The provision of our Amended and Restated Certificate of Incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Amended and Restated Certificate of Incorporation includes an exclusive venue provision. This provision requires, to the fullest extent permitted by law, that (1) any derivative action or proceeding brought on behalf of our Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of Delaware General Corporation Law or our Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws, or (5) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware.

This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees and may result in increased costs to a stockholder who has to bring a claim in a forum that is not convenient to the stockholder, which may discourage such lawsuits. If a court were to find the exclusive forum provision of our Amended and Restated Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

As a “smaller reporting company” we are permitted to provide less disclosure than larger public companies, which may make our common stock less attractive to investors.

We are currently a “smaller reporting company,” as defined by Rule 12b-2 of the Exchange Act. As a smaller reporting company, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects, which may result in less investor confidence. Investors may find our common stock less attractive as a result of our smaller reporting company status. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile.

The Company’s Emerging Growth Company status has expired, which could increase the costs and demands placed upon our management.

We were deemed an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), until January 1, 2024. Since the designation has expired for our emerging growth company status, we expect the costs and demands placed upon our management to increase, as we must comply with additional disclosure and accounting requirements under applicable SEC and Nasdaq rules and regulations. Complying with these requirements is costly and time consuming, and has placed significant demands on our management and on our administrative and operational resources. If we are unable to comply with these requirements in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business, prospects, financial condition and results of operations could be harmed.

We may be unable to maintain the listing of our securities in the future.

On January 23, 2024, we received a notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that we are not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules 5450(a)(1) (the “Bid Price Rule”) for continued listing. The Bid Price Rule requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice has no immediate effect on the listing of our common stock or warrants on the Nasdaq Global Market.

In accordance with the Compliance Period Rule, we have 180 calendar days to regain compliance. If, at any time before the end of this 180-day period, or through July 22, 2024, the closing bid price of our common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, subject to the Staff’s discretion to extend this period pursuant to Nasdaq Listing Rule 5810(c)(3)(H), the Staff will provide written notification that we have achieved compliance with the Bid Price Rule. If we do not regain compliance during this 180-day period, we may be eligible for additional time to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii) by transferring to the Nasdaq Capital Market. To qualify, we would need to submit a Transfer Application and a $5,000 application fee. In addition, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except the minimum bid price requirement. In addition, we would be required to notify Nasdaq of our intent to cure the minimum bid price deficiency during the second compliance period by effecting a reverse stock split if necessary.

We intend to continue to monitor the closing bid price of our common stock and seek to regain compliance with all applicable Nasdaq requirements within the allotted compliance periods. If we do not regain compliance within the allotted compliance periods, including any extensions that may be granted by the Staff, the Staff will provide notice that our common stock will be subject to delisting. We would then be entitled to appeal that determination to a Nasdaq hearings panel. There can be no assurance that we will be successful in maintaining the listing of our common stock on the Nasdaq Global Market, or, if transferred, on the Nasdaq Capital Market.

If we fail to meet the continued listing requirements of the Nasdaq, we could face significant material adverse consequences, including: (1) a limited availability of market quotations for our securities; (2) reduced liquidity with respect to our securities; (3) a determination that our shares are a “penny stock” if they are not already determined to be a “penny stock” at the time of such failure to meet such requirements, which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; (4) a limited amount of news and analyst coverage for us; and (5) a decreased ability to issue additional securities or obtain additional financing in the future.

RISKS RELATED TO OUR CAPITAL STOCK

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. Research coverage from industry analysts may be limited. If no securities or industry analysts commence coverage of us, our stock price and trading volume could be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If any analyst who may cover us ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

A significant number of shares of our common stock are subject to issuance upon exercise of the outstanding warrants, which upon such exercise may result in dilution to our security holders.

Outstanding warrants (including (A) warrants to purchase shares of common stock, at an exercise price of $11.50 per share, issued in connection with the IPO (the “Public Warrants”) and (B)(i) warrants to purchase shares of common stock, at an exercise price of $11.50 per share, which consist of warrants that are part of the units issued to Lion Point Capital, L.P. ("Lion Point") and Lionheart Equities, under the Amended and Restated Forward Purchase Contracts that the Company entered into, at the time of the BurgerFi acquisition, with Lion Point and Lionheart Equities, (ii) private placement warrants and (iii) working capital warrants, all of which were issued pursuant to private placement exemptions (together with (i) and (ii), the “Private Warrants”)) are exercisable at a price of $11.50 per share. Refer to Note 12, “Stockholders' Equity,” as it relates to the number of warrants and options outstanding as of fiscal year end. To the extent such warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to our existing holders of common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

The Company’s shares of common stock are currently deemed a “penny stock,” which may make it more difficult for investors to sell their common stock.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per common share or an exercise price of less than $5.00 per common share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000, exclusive of their principal residence, or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade its securities. The Company believes that the penny stock rules may discourage investor interest in and limit the marketability of its common stock.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to decline.

Continued sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur has depressed and may continue to depress the market price of our shares of common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Trading volatility and the price of our common stock may be adversely affected by many factors.

Many factors are expected to affect the volatility and price of our common stock in addition to its operating results and prospects. Some of these factors, several of which are outside our control, are the following:

•the unpredictable nature of economic and market conditions;
•governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

•trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); and
•investor confidence, driven in part by expectations about our performance.

Our common stock ranks junior to our Series A Junior Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event (as defined in the A&R CoD), the holders of Series A Junior Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to the holders of our common stock.

The rights of our holders of common stock to participate in the distribution of our assets rank junior to the prior claims of our current and future creditors, the Series A Junior Preferred Stock and any future series or class of preferred stock we may issue that ranks senior to our common stock. Our Amended and Restated Certificate of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series on terms determined by our board of directors. As a result of the Anthony's acquisition, shares of Series A Junior Preferred Stock were issued.

The issuance of Series A Junior Preferred Stock in connection with the Anthony's acquisition and any other future offerings of debt or senior equity securities may adversely affect the market price of our common stock. If we decide to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. The Series A Junior Preferred Stock ranks senior to the Common Stock and may be redeemed at the option of the Company at any time and must be redeemed by the Company in limited circumstances.

Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series A Junior Preferred Stock or common stock and may result in dilution to holders of the Series A Junior Preferred Stock or common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we do not know the amount, timing or nature of any future offerings. Thus, holders of the Series A Junior Preferred Stock and common stock will bear the risk of our future offerings reducing the market price of our capital securities and diluting the value of their holdings in us.

The Series A Junior Preferred Stock is entitled to both preference dividends and participating dividends and no dividends, may be declared or paid on our common stock until (i) such preference dividends and participating dividends have been paid in full or (ii) all such dividends have been declared and a sum sufficient for the payment of them has been set aside for the benefit of the holders of the Series A Junior Preferred Stock.

The terms of the Series A Junior Preferred Stock place significant limitations on our ability to pay dividends on shares of our common stock, and payments made on the Series A Junior Preferred Stock are expected to significantly reduce or eliminate any cash that we might otherwise have available for the payment of dividends on shares of common stock. In particular, no dividends may be declared or paid on our common stock until (i) any accrued and unpaid preference dividends and participating dividends (as described below) with respect to the Series A Junior Preferred Stock have been paid in full or (ii) all such dividends have been or contemporaneously are declared and a sum sufficient for the payment of them has been or is set aside for the benefit of the holders of the Series A Junior Preferred Stock.

In addition, holders of Series A Junior Preferred Stock are entitled to participate in dividends paid to holders of our common stock to the same extent as if such holders of Series A Junior Preferred Stock had shares of common stock in accordance with the terms of the A&R CoD. As a result, the success of an investment in the common stock may depend entirely upon any future appreciation in the value of the common stock. There is no guarantee that the common stock will appreciate in value or even maintain its initial value.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We recognize the critical importance of maintaining the trust and confidence of our customers, franchisees, and employees.

Our operations utilize multiple information systems, including accounting software, human resources management software, back of house systems, supply chain software, our brands’ mobile apps, online ordering platforms, in-restaurant kiosks, point-of-sale software, and back-of-house software. In the ordinary course of our business, we collect, process, transmit, disclose, and retain personal information regarding our employees, our franchisees, vendors, contractors, and guests (which can include social security numbers, social insurance numbers, banking and tax identification information, health care information for employees, and credit card information) and our franchisees collect similar information.

To protect the information that we gather and the availability of our information systems from cybersecurity threats, we have an ongoing cybersecurity risk mitigation program, which includes maintaining up-to-date detection, prevention and monitoring systems and contracting with outside cybersecurity firms to provide continuous monitoring of our systems as well as threat-detection services. We define a cybersecurity threat as any potential unauthorized occurrence on or conducted through our information systems or information systems of a third party that we utilize in our business that may result in adverse effects on the confidentiality, integrity or availability of our information systems or any information residing therein.

Our cybersecurity risk management program includes:
▪    Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
▪    A security team led by a Chief Technology Officer (“CTO”) principally responsible for managing our (1) cybersecurity risk assessment processes, (2) security controls, and (3) response to cybersecurity incidents;
▪    The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and designed to anticipate cyber-attacks and prevent breaches;
▪    Cybersecurity awareness training of our employees, incident response personnel, and senior management;
▪    A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks.

The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding cybersecurity incidents, that we experience.

The Audit Committee reports to the full board of directors regarding its activities, including those related to cybersecurity.

Our management team, including historically our CTO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises our retained external cybersecurity consultants. Our former CTO who recently left the company had significant experience across digital innovation and technology-enabled growth, information security, infrastructure, operations and compliance, including over 10 years of experience managing enterprise level programs over IT. The Company has identified a candidate that it desires to fill the role.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

We have not encountered any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to affect us, including our business strategy, results of operations or financial condition. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. See Item 1A. Risk Factors for potential risks related to our information technology systems that we are subject to and that may materially adversely affect our business ("Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions or mobile ordering app, or confidential employee information may adversely affect our business” and "Failure to comply with privacy and cybersecurity laws and regulations could cause us to face litigation and penalties that could adversely affect our business, financial conditions, and results of operations.").

Item 2. Properties.

Our BurgerFi and Anthony's brand restaurants are primarily end-cap facilities, and, to a lesser extent in-line or free-standing. As of January 1, 2024, we leased the premises in which our corporate-owned restaurants are operating. Our restaurant leases generally have initial terms averaging ten years, with two to four renewal options of five years each. Most restaurant leases provide for a specified annual rent, although some call for additional or contingent rent. Generally, leases are “net leases” that require the restaurant to pay a pro rata share of property taxes, insurance and common area maintenance costs. As of January 1, 2024, our restaurant system consisted of 168 restaurants comprised of 87 corporate-owned restaurants and 81 franchised restaurants located in the United States, Puerto Rico and Saudi Arabia.

We previously leased our executive offices, consisting of approximately 16,500 square feet in North Palm Beach, Florida, for a term expiring in 2023, with an option to renew. In January 2022, we exercised our right to terminate this North Palm Beach lease effective as of July 2022. We currently lease approximately 18,000 square feet in Fort Lauderdale, Florida for our executive offices, for a term expiring in 2032, with an option to renew. Please see Certain Relationships and Related Transactions, and Director Independence for information about this lease.

We believe our current office space is suitable and adequate for its intended purposes and provides opportunity for expansion. The following chart shows the number of restaurants in each of the states in which we operated as of January 1, 2024:

State/Country[1]	Corporate- Operated	Franchise- Operated	Total
Domestic:
Alabama	—	3	3
Alaska	—	1	1
Arizona	—	—	—
Colorado	—	1	1
Connecticut	—	1	1
Delaware	2	—	2
Florida	54	32	86
Georgia	—	4	4
Illinois	—	1	1
Indiana	—	2	2
Kansas	—	1	1
Kentucky	—	—	—
Maryland	1	7	8
Massachusetts	4	—	4
Michigan	—	1	1
New Jersey	7	1	8
Nevada	—	—	—
New York	6	5	11
North Carolina	—	4	4
Ohio	—	2	2
Pennsylvania	11	3	14
Puerto Rico	—	4	4
RI	1	—	1
South Carolina	—	2	2
Tennessee	1	—	1
Texas	—	—	—
Virginia	—	4	4
International:			—
Saudi Arabia	—	2	2
Total	87	81	168
1Anthony’s brand is located along the East coast of the United States and has restaurants in eight states, including Florida (28 corporate and one co-branded franchised), Pennsylvania (11), New Jersey (7), New York (5), Massachusetts (4), Delaware (2), Maryland (1), and Rhode Island (1).

Item 3. Legal Proceedings

Information regarding our legal proceedings can be found under the Contingencies sections of Note 7, “Commitments and Contingencies” to the Consolidated Financial Statements included within this report.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Trading Market

BurgerFi’s shares of common stock and public warrants, are each traded on Nasdaq, under the symbols “BFI,” and “BFIIW,” respectively. Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share. BurgerFi’s common stock and Public Warrants commenced trading on Nasdaq on March 16, 2018.

Record Holders

As of March 28, 2024, we had 27,042,213 shares of common stock outstanding and 121 record holders of our common stock.

Dividends

BurgerFi has not paid any cash dividends on its shares of common stock to date. The payment of any dividends within the discretion of the board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

Item 6. Reserved.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our financial statements and footnotes thereto included elsewhere in this Annual Report.

Overview

The Company is a leading multi-brand restaurant company that develops, markets and acquires fast-casual and premium-casual dining restaurant concepts around the world, including corporate-owned stores and franchises. As of January 1, 2024, we were the owner and franchisor of the two following brands:

BurgerFi. BurgerFi is a fast-casual “better burger” concept, renowned for delivering an exceptional, all-natural premium “better burger” experience in a refined, contemporary environment. BurgerFi’s chef-driven menu offerings and eco-friendly restaurant design drive our brand communication. It offers a classic American menu of premium burgers, hot dogs, crispy chicken, frozen custard, hand-cut fries, shakes, beer, wine and more. Originally founded in 2011 in Lauderdale-by-the-Sea, Florida, the purpose was simple – “RedeFining” the way the world eats burgers by providing an upscale burger offering, at a fast-casual price point. BurgerFi is committed to an uncompromising and rewarding dining experience that promises fresh food of transparent quality. Since its inception, BurgerFi has grown to 108 BurgerFi locations, and as of January 1, 2024, was comprised of 28 corporate-owned restaurants and 80 franchised restaurants in one foreign country and 19 states, as well as Puerto Rico.

BurgerFi was named "The Very Best Burger" at the 2023 edition of the nationally acclaimed SOBE Wine and Food Festival and “Best Fast Food Burger” in USA Today’s 10Best 2023 Readers’ Choice Awards for its BBQ Rodeo Burger, "Best Fast Casual Restaurant" in USA Today's 10Best 2023 Readers' Choice Awards for the third consecutive year, QSR Magazine's Breakout Brand of 2020 and Fast Casual's 2021 #1 Brand of the Year. In 2021, Consumer Reports awarded BurgerFi an “A Grade Angus Beef” rating for the third consecutive year.

Anthony’s. Anthony’s is a premium pizza and wing brand operating 59 corporate-owned casual restaurant locations, as of January 1, 2024. Anthony’s prides itself on serving fresh, never frozen, high-quality ingredients. The concept is centered around a 900-degree coal fired oven, and its menu offers “well-done” pizza, coal fired chicken wings, homemade meatballs, and a variety of handcrafted sandwiches and salads. The restaurants also feature a deep wine and craft beer selection to round out the menu. The pizzas are prepared using a unique coal fired oven to quickly seal in natural flavors while creating a lightly charred crust. Anthony’s provides a differentiated offering among its casual dining peers driven by its coal fired oven, which enables the use of fresh, high-quality ingredients with quicker ticket times.

Since its inception in 2002, the Anthony’s brand has grown to 59 corporate-owned locations and one franchised location co-branded with BurgerFi, as of January 1, 2024, primarily along the East coast and has restaurants in eight states, including Florida (28 corporate and 1 franchised co-branded with BurgerFi), Pennsylvania (11), New Jersey (7), New York (5), Massachusetts (4), Delaware (2), Maryland (1), and Rhode Island (1).

Anthony’s was named “The Best Pizza Chain in America" by USA Today's Great American Bites and “Top 3 Best Major Pizza Chain” by Mashed in 2021 and “The Absolute Best Wings in the U.S.” by Mashed in 2022. And named in “America's Favorite Restaurant Chains of 2022” by Newsweek.

Segments

We have two operating and reportable segments: (1) BurgerFi and (2) Anthony’s. Our business generates revenue from the following sources: (i) restaurant sales, (ii) royalty and other fees, consisting primarily of royalties based on a percentage of sales reported by franchised restaurants and paid by franchisees, and (iii) franchise fees, consisting primarily of licensing fees paid by franchisees.

Key Metrics

Systemwide Restaurant Sales

“Systemwide Restaurant Sales” are not revenues to the Company, however the Company records royalty revenue based as a percentage of Systemwide Restaurant Sales. Systemwide Restaurant Sales is presented as informational data in order to understand the aggregation of franchised stores sales, ghost kitchen and corporate-owned store sales performance. Systemwide Restaurant Sales growth refers to the percentage change in sales at all franchised restaurants, ghost kitchens and corporate-owned restaurants in one period from the same period in the prior year. Systemwide Restaurant Same-Store Sales growth refers to the percentage change in sales at all franchised restaurants, ghost kitchens, and corporate-owned restaurants after 14 months of operations. See definition below for “Same-Store Sales”

Corporate-Owned Restaurant Sales

“Corporate-Owned Restaurant Sales” represent the sales generated only by corporate-owned restaurants. Corporate-Owned Restaurant Sales growth refers to the percentage change in sales at all corporate-owned restaurants in one period from the same period in the prior year. Corporate-Owned Restaurant Same-Store Sales growth refers to the percentage change in sales at all corporate-owned restaurants after 14 months of operations. These measures highlight the performance of existing corporate-owned restaurants.

Franchise Restaurant Sales

“Franchise Restaurant Sales” represent the sales generated only by franchisee-owned restaurants and are not recorded as revenue, however, the royalties based on a percentage of these franchise restaurant sales are recorded as revenue. Franchise Restaurant Sales growth refers to the percentage change in sales at all franchised restaurants in one period from the same period in the prior year. Franchise Restaurant Same-Store Sales growth refers to the percentage change in sales at all franchised restaurants after 14 months of operations. These measures highlight the performance of existing franchised restaurants.

Same-Store Sales

The measure of “Same-Store Sales” is used to evaluate the performance of our store base, which excludes the impact of new stores and closed stores, in both periods under comparison. We include a restaurant in the calculation of Same-Store Sales after 14 months of operations. A restaurant that is temporarily closed, is included in the Same-Store Sales computation. A restaurant that is closed permanently, such as upon termination of the lease, or other permanent closure, is immediately removed from the Same-Store Sales computation. Our calculation of Same-Store Sales may not be comparable to others in the industry.

Digital Channel Orders

The measure of “Digital Channel % of Systemwide Sales” is used to measure performance of our investments made in our digital platform and partnerships with third party delivery partners. We believe our digital platform capabilities are a vital element to continuing to serve our customers and will continue to be a differentiator for the Company as compared to some of our competitors. Digital Channel as % of Systemwide Sales are indicative of the sales placed through our digital platforms and the percentage of those digital sales when compared to total sales at all our franchised and corporate-owned restaurants.

Unless otherwise stated, Systemwide Restaurant Sales, Systemwide Sales growth, and Same-Store Sales are presented on a systemwide basis, which means they include franchise restaurants and corporate-owned restaurants. Franchise restaurant sales represent sales at all franchise restaurants and are revenues to our franchisees. We do not record franchise sales as revenues; however, our royalty revenues and brand royalty revenues are calculated based on a percentage of franchise sales.

The following key metrics are important indicators of the overall direction of our business, including trends in sales and the effectiveness of our marketing, operating, and growth initiatives. By providing these key metrics, we believe we are enhancing investors’ understanding of our business as well as assisting investors in evaluating how well we are executing our strategic initiatives.

(in thousands, except for percentage data)	Year Ended January 1, 2024[1]	Year Ended January 2, 2023[1,2,3]
Systemwide Restaurant Sales	$274,437	$289,640
Systemwide Restaurant Sales Growth	(5)%	—%
Systemwide Restaurant Same-Store Sales Growth	(4)%	(2)%
Corporate-Owned Restaurant Sales	$160,827	$166,198
Corporate-Owned Restaurant Sales Growth	(3)%	6%
Corporate-Owned Restaurant Same-Store Sales Growth	(4)%	2%
Franchise Restaurant Sales	$113,610	$123,442
Franchise Restaurant Sales Growth	(7)%	(7)%
Franchise Restaurant Same-Store Sales Growth	(6)%	(6)%
Digital Channel % of Systemwide Sales	32%	35%

	Year Ended January 1, 2024[1]		Year Ended January 2, 2023[1]
(in thousands, except for percentage data)	Anthony's3	BurgerFi[2]	Anthony's3	BurgerFi[2]
Systemwide Restaurant Sales	$125,686	$148,750	$128,819	$160,821
Systemwide Restaurant Sales Growth	(2)%	(7)%	5%	(3)%
Systemwide Restaurant Same-Store Sales Growth	(1)%	(8)%	5%	(7)%
Corporate-Owned Restaurant Sales	$125,629	$35,198	$128,819	$37,379
Corporate-Owned Restaurant Sales Growth	(2)%	(5)%	5%	10%
Corporate-Owned Restaurant Same-Store Sales Growth	(1)%	(12)%	5%	(11)%
Franchise Restaurant Sales	$57	$113,553	N/A	$123,442
Franchise Restaurant Sales Growth	100%	(7)%	N/A	(7)%
Franchise Restaurant Same-Store Sales Growth	N/A	(6)%	N/A	(6)%
Digital Channel % of Systemwide Sales	33%	31%	37%	33%

1.Refer to “Key Metrics Definitions” and “About Non-GAAP Financial Measures” sections below.
2.The fiscal year 2023 reporting periods for BurgerFi changed to 4-4-5 calendar quarters with a 52-53 week fiscal year ending on the Monday nearest December 31 of each year to improve the alignment of financial and business processes following the acquisition of Anthony’s. We have adjusted for differences arising from the different fiscal-period ends for the quarter and fiscal year 2023 when comparing to 2022.
3.Included within Systemwide Restaurant Sales Growth, Systemwide Restaurant Same-Store Sales Growth, Corporate-Owned Restaurant Sales Growth and Corporate-Owned Restaurant Same-Store Sales Growth data presented above is information for Anthony's for the respective periods in 2021 which is presented only for informational purposes as Anthony's was not under common ownership until November 2021, the date of acquisition.

Results of Operations

We present our results of operations as reported in our consolidated financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP").

(in thousands)	Year Ended January 1, 2024	Year Ended January 2, 2023
Revenue:
Restaurant sales	$160,833	$167,201
Royalty and other fees	7,492	9,733
Royalty - brand development and co-op	1,775	1,786
Total Revenue	170,100	178,720
Restaurant level operating expenses:
Food, beverage and paper costs	42,858	48,487
Labor and related expenses	50,289	49,785
Other operating expenses	29,888	30,277
Occupancy and related expenses	15,656	15,607
General and administrative expenses	22,477	25,907
Depreciation and amortization expense	13,154	17,138
Share-based compensation expense	5,612	10,239
Brand development, co-op and advertising expense	4,233	3,870
Goodwill impairment	—	66,569
Asset impairment	4,524	6,946
Store closure costs	587	1,949
Restructuring costs	2,657	1,459
Pre-opening costs	203	474
Total Operating Expenses	192,138	278,707
Operating Loss	(22,038)	(99,987)
Other income, net	80	2,608
Gain on change in value of warrant liability	13	2,511
Interest expense, net	(8,828)	(8,659)
Loss before Income Taxes	(30,773)	(103,527)
Income tax benefit	65	95
Net Loss	$(30,708)	$(103,432)
Sales

The following table presents our corporate-owned restaurant sales by segment:

Revenue:	Year Ended January 1, 2024	Year Ended January 2, 2023
BurgerFi	$35,204	$38,382
Anthony's	125,629	128,819
Consolidated	$160,833	$167,201

Comparison of the years ended January 1, 2024 and January 2, 2023

Restaurant Sales

For the year ended January 1, 2024, the Company’s restaurant sales decreased by approximately $6.4 million, or 3.8%, as compared to the year ended January 2, 2023. This decrease was primarily driven by a decrease in same-store sales at Anthony’s and BurgerFi partially offset by the additional revenue from new restaurants transferred from franchisees during 2023 at BurgerFi.

Royalty and Other Fees

Royalty and other fees decreased by approximately $2.2 million, or 23.0% for the year ended January 1, 2024 as compared to the year ended January 2, 2023. This decrease was primarily driven by a decrease in franchise restaurant same-store sales by 6% and the absence of $1.1 million in franchise fee termination revenue during 2023 due to expiration of development agreements for the BurgerFi brand in the prior year.

Royalties – Brand Development and Co-op

Royalties – brand development and co-op advertising decreased by a nominal amount of 0.6% for the year ended January 1, 2024 as compared to the year ended January 2, 2023. This decrease was primarily due to a decrease in our franchisees’ sales for the year ended January 1, 2024 as compared to the year ended January 2, 2023.

Restaurant Level Operating Expenses

Restaurant level operating expenses are as follows:

	Year Ended January 1, 2024		Year Ended January 2, 2023
(in thousands, except for percentage data)	In dollars	As a % of restaurant Sales	In dollars	As a % of restaurant sales
Consolidated:
Restaurant sales	$160,833	100%	$167,201	100.0%
Restaurant level operating expenses:
Food, beverage and paper costs	$42,858	26.6%	$48,487	29.0%
Labor and related expenses	50,289	31.3%	49,785	29.8%
Other operating expenses	29,888	18.6%	30,277	18.1%
Occupancy and related expenses	15,656	9.7%	15,607	9.3%
Total	$138,691	86.2%	$144,156	86.2%

Anthony's:
Restaurant sales	$125,629	100%	$128,819	100.0%
Restaurant level operating expenses:
Food, beverage and paper costs	$32,592	25.9%	$36,618	28.4%
Labor and related expenses	39,114	31.1%	38,789	30.1%
Other operating expenses	22,035	17.5%	22,237	17.3%
Occupancy and related expenses	11,904	9.5%	11,798	9.2%
Total	$105,645	84.1%	$109,442	85.0%

BurgerFi:
Restaurant sales	$35,204	100%	$38,382	100.0%
Restaurant level operating expenses:
Food, beverage and paper costs	$10,266	29.2%	$11,869	30.9%
Labor and related expenses	11,176	31.7%	10,996	28.6%
Other operating expenses	7,852	22.3%	8,040	20.9%
Occupancy and related expenses	3,752	10.7%	3,809	9.9%
Total	$33,046	93.9%	$34,714	90.4%

Total restaurant level operating expenses as a percentage of revenue was 86.2% for the year ended January 1, 2024 and 86.2% the year ended January 2, 2023, and remained consistent with the prior year. Restaurant-level operating expenses for the fiscal year of 2023 were approximately $138.7 million compared to approximately $144.2 million in the fiscal year 2022. For the Anthony's brand, restaurant-level operating expenses, as a percentage of sales, decreased 90 basis points for the fiscal year 2023, as compared to the fiscal year 2022, driven primarily by lower food costs partially offset by loss on sales leverage. For the BurgerFi brand, restaurant-level operating expenses, as a percentage of sales, increased 350 basis points for the fiscal year 2023 to 93.9%, as compared to 90.4% for the fiscal year 2022, primarily due to loss on sales leverage partially offset by lower food, beverage and paper costs.

Food, Beverage and Paper Costs

Food, beverage, and paper costs for the year ended January 1, 2024 decreased by approximately $5.6 million, or 11.6% as compared to the year ended January 2, 2023. As a percentage of corporate-owned restaurant sales, food, beverage and paper costs were 26.6% for the year ended January 1, 2024 as compared to 29.0% for the year ended January 2, 2023. This decrease was primarily attributable to lower food costs for the Anthony’s brand due primarily to lower chicken wing prices compared to the prior fiscal year, which contributed approximately $4.0 million, or 72%, of the decrease.

Labor and Related Expenses

Labor and related expenses for the year ended January 1, 2024 increased by approximately $0.5 million, or 1.0% as compared to the year ended January 2, 2023. As a percentage of corporate-owned restaurant sales, labor and related expenses were 31.3% for the year ended January 1, 2024, as compared to 29.8% for the year ended January 2, 2023. This 150 basis points increase is primarily due to higher per hour labor rates and lower efficiencies at both brands, in addition to more BurgerFi corporate stores operating in the current year when compared to the prior year.

Other Operating Expenses

Other operating expenses for the year ended January 1, 2024 decreased by approximately $0.4 million, or 1.3% as compared to the year ended January 2, 2023. As a percentage of corporate-owned restaurant sales, other operating expenses were 18.6% for the year ended January 1, 2024 as compared to 18.1% for the year ended January 2, 2023. This 50 basis points increase primarily relates to increased cost of insurance, repairs and maintenance and other restaurant expenses compared to the prior year, including inflationary increases.

Occupancy and Related Expenses

Occupancy and related expenses for the year ended January 1, 2024 remained consistent with a nominal increase of approximately 0.3% as compared to the year ended January 2, 2023. As a percentage of corporate-owned restaurant sales, other occupancy and related expenses were 9.7% for the year ended January 1, 2024 as compared to 9.3% for the year ended January 2, 2023 due to loss on sales leverage.

General and Administrative Expenses

General and administrative expense was $22.5 million for the year ended January 1, 2024 and decreased by approximately $3.4 million, or 13.2%, as compared to the year ended January 2, 2023. The decrease was due to lower litigation, merger and integration activities, wages, insurance and professional fees incurred during the year ended January 1, 2024, as compared to the year ended January 2, 2023. During the year ended January 1, 2024, we reduced headcount in our restaurant support center driven by efficiencies gained by merger and integration activities.

Depreciation and Amortization Expense

Depreciation and amortization expense was $13.2 million for the year ended January 1, 2024, as compared to $17.1 million for the year ended January 2, 2023. This decrease was primarily related to lower asset values due to fully depreciated assets and as a result of impairments recorded during the prior year.

Share-Based Compensation Expense

Share-based compensation expense was $5.6 million for the year ended January 1, 2024, as compared to $10.2 million for the year ended January 2, 2023, primarily due to lower amortization of restricted stock unit grants and forfeiture of shares granted to executives during the year ended January 1, 2024 as compared to the year ended January 2, 2023.

Brand Development, Co-op and Advertising Expense

Brand development, co-op, and advertising expense was $4.2 million for the year ended January 1, 2024, as compared to $3.9 million for the year ended January 2, 2023. Such expense was at a rate of 2.6% as a percentage of restaurant sales for the year ended January 1, 2024 as compared to 2.3% for the year ended January 2, 2023 due to loss on sales leverage.

Goodwill and Intangible Asset Impairment

For the year ended January 2, 2023, the Company recorded a goodwill impairment charge of $66.6 million, of which $49.1 million related to the Anthony’s reporting unit, and $17.5 million related to the BurgerFi reporting unit. There were no such impairment charges recognized for the year ended January 1, 2024.

Asset Impairment

For the year ended January 1, 2024, the Company recorded a non-cash asset impairment charge of $4.5 million related to property and equipment and right-of-use assets for certain underperforming stores, of which $3.3 million related to BurgerFi and $1.2 million related to Anthony’s. For the year ended January 2, 2023, the Company recorded a non-cash asset impairment charge of $6.9 million related to property and equipment and right-of-use assets for certain underperforming stores, of which $6.7 million related to BurgerFi and $0.2 million related to Anthony’s.

Store Closure Costs

Store closure costs were $0.6 million for the year ended January 1, 2024 as compared to $1.9 million during the year ended January 2, 2023 primarily as a result of contract termination costs and the Company’s decision to close one BurgerFi location and one Anthony’s location during 2023. During 2022, the Company closed one Anthony’s store, closed its commissary at BurgerFi and incurred contract termination costs on BurgerFi stores previously under development partially offset by the net gain on three BurgerFi store transfers to a franchisee. Store closure costs include contract termination expenses including lease termination, rent expense and other expenses incurred by a restaurant after the Company’s decision to cease development or closure of a restaurant. Store closure costs can fluctuate significantly from period to period based on the number and timing of restaurant closures and the specific closing costs incurred for each restaurant.

Restructuring Costs

Restructuring costs for the year ended January 1, 2024 were $2.7 million, primarily related to expenses in connection with the Credit Agreement requirements to raise additional capital or debt of $1.2 million, and severance expenses of $1.5 million primarily related to the departure of our former Chief Executive Officer and Chief Financial Officer during the current year. Restructuring costs and other charges, net for the year ended January 2, 2023 were $1.5 million, primarily related to expenses in connection with the Credit Agreement requirements to raise additional capital or debt of $0.7 million, severance and other termination benefits of $0.8 million related to the departure of members of executive management. See Note 9, “Debt,” for further discussion of our credit facilities and indebtedness.

Pre-opening Costs

Pre-opening costs were $0.2 million for the year ended January 1, 2024 as compared to $0.5 million for the year ended January 2, 2023, primarily related to our new BurgerFi flagship store in New York City during the year ended January 1, 2024 compared to three new BurgerFi stores during the year ended January 2, 2023. Pre-opening costs include all expenses incurred by a restaurant prior to the restaurant's opening for business. These pre-opening costs include costs to relocate and reimburse restaurant management staff members, costs to recruit and train hourly restaurant staff members, wages, travel, and lodging costs for our training team and other support staff members, as well as rent expense. Pre-opening costs can fluctuate significantly from period to period based on the number and timing of restaurant openings and the specific pre-opening costs incurred for each restaurant.

Other Income, net

Other income, net was $0.1 million for the year ended January 1, 2024 as compared to approximately $2.6 million during the year ended January 2, 2023, which was primarily related to recording an Employee Retention Credit made available through the amended Coronavirus Aid, Relief, and Economic Security Act legislation in 2022.

Gain on Change in Value of Warrant Liability

The Company recorded an immaterial non-cash gain during the year ended January 1, 2024, as compared to a non-cash gain of $2.5 million during the year ended January 2, 2023 related to a change in the fair value of the warrant liability as a result of a decrease in the market price of our outstanding warrants.

Interest Expense, net

Interest expense, net was approximately $8.8 million for the year ended January 1, 2024, as compared to $8.7 million for the year ended January 2, 2023. Interest expense in each period primarily resulted from interest associated with our senior credit facility, discount amortization and accrued interest on the related party note, and the accretion in value of our outstanding preferred stock.

Income Tax Benefit

For each the years ended January 1, 2024 and January 2, 2023, the Company recorded a $0.1 million income tax benefit due primarily to the Company’s recent history of losses.

Net Loss

Net loss for the year ended January 1, 2024 was $30.7 million, as compared with a net loss of $103.4 million, for the year ended January 2, 2023. The change was primarily due to lower food beverage and paper costs, lower asset impairments, lower share-based compensation expenses, lower depreciation and amortization expense, lower general and administrative expenses due to decreased litigation expense, partially offset by lower same-store sales, the absence of gains on employee retention credits, higher costs due to restructuring and lower gain on change in value of warrant liability compared to the prior year.

Adjusted EBITDA

Adjusted EBITDA was approximately $6.1 million and $9.2 million for the years ended January 1, 2024 and January 2, 2023, respectively. The decrease in Adjusted EBITDA for the years ended January 1, 2024 was primarily due to lost leverage on sales and lower systemwide restaurant sales partially offset by lower food costs and other operating expenses. Please see below for reconciliation of non-U.S. GAAP financial measure Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net (loss) income on a consolidated basis and by segment.

Non-U.S. GAAP Financial Measures

We supplement our reported U.S. GAAP financial information with certain non-U.S. GAAP financial measures, including adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”). We define Adjusted EBITDA as net loss before goodwill impairment, asset impairment charges, employee retention credits, share-based compensation expense, depreciation and amortization expense, interest expense (which includes accretion on the value of preferred stock and interest accretion on the related party note), restructuring costs, merger, acquisition and integration costs, legal settlements, store closure costs, loss (gain) on change in value of warrant liability, pre-opening costs, (gain) loss on sale of assets and income tax expense (benefit).

We use Adjusted EBITDA to evaluate our performance, both internally and as compared with our peers, because this measure excludes certain items that we believe may not be indicative of our core operating results, as well as items that can vary widely across different industries or among companies within the same industry. We believe that this adjusted measure provides a baseline for analyzing trends in our underlying business.

We believe that this non-U.S. GAAP financial measure provides meaningful information and helps investors understand our financial results and assess our prospects for future performance. Because non-U.S. GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-U.S. GAAP financial measures having the same or similar names. These financial measures should not be considered in isolation from, as substitutes for, or alternative measures of, reported net income or diluted earnings per share, and should be viewed in conjunction with the most comparable U.S. GAAP financial measures and the provided reconciliations thereto. We believe this non-U.S. GAAP financial measure, when viewed together with our U.S. GAAP results and the related reconciliations, provides a more complete understanding of our business. We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

Below is a reconciliation of Non-GAAP Adjusted EBITDA to the most directly comparable GAAP measure, net loss on a consolidated basis and by segment for the years ended:

	Consolidated		Anthony’s		BurgerFi
(in thousands)	January 1, 2024	January 2, 2023	January 1, 2024	January 2, 2023	January 1, 2024	January 2, 2023
Net Loss	$(30,708)	$(103,432)	$(3,132)	$(53,057)	$(27,576)	$(50,375)
Goodwill impairment	—	66,569	—	49,064	—	17,505
Asset impairment charges	4,524	6,946	1,240	256	3,284	6,690
Employee retention credits	—	(2,626)	—	—	—	(2,626)
Share-based compensation expense	5,612	10,239	188	—	5,424	10,239
Depreciation and amortization expense	13,154	17,138	4,544	7,567	8,610	9,571
Interest expense	8,828	8,659	4,766	4,816	4,062	3,843
Restructuring costs	2,657	1,459	1,068	763	1,589	696
Merger, acquisition and integration costs	818	2,787	127	154	691	2,633
Legal settlements	564	1,623	99	35	465	1,588
Store closure costs	587	1,949	303	16	284	1,933
(Gain) on change in value of warrant liability	(13)	(2,511)	—	—	(13)	(2,511)
Pre-opening costs	203	474	—	—	203	474
(Gain) loss on sale of assets	(93)	(15)	(94)	19	1	(34)
Income tax (benefit) expense	(65)	(95)	(61)	(335)	(4)	240
Adjusted EBITDA	$6,068	$9,164	$9,048	$9,298	$(2,980)	$(134)

Liquidity and Capital Resources

Our primary sources of liquidity are cash from operations, cash and cash equivalents on hand. As of January 1, 2024, we maintained a cash and cash equivalents balance of approximately $7.6 million and $4.0 million of undrawn availability on our line of credit under the Credit Agreement.

We have short and long-term material cash requirements for our working capital needs, known contractual obligations in the form of operating leases, finance leases, and debt obligations as disclosed in our consolidated financial statements, as well as ongoing capital expenditures. Excluding debt repayments, our requirements for working capital are generally not significant because our guests pay for their food and beverage purchases in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items. Our requirements for operating and finance leases and ongoing capital expenditures are principally related to operating our store locations, remodels and maintenance, and investments in our digital and corporate infrastructure.

Our Credit Agreement contains numerous covenant clauses, including those whereby the Company is required to meet certain trailing twelve month quarterly financial ratios and a minimum liquidity requirement. The Company was not in compliance with the minimum liquidity covenant under the Credit Agreement as of January 1, 2024, which constitutes a breach of the Credit Agreement and an event of default.

This event of default allows the lenders to call the debt sooner than its maturity date of September 30, 2025. The Company does not currently have and is not forecasted to have the readily available funds to repay the debt if called by the lenders, which raises substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has been and continues to be in communication with its lenders about potential options to address concerns related to the event of default and resolutions thereof. Management cannot, however, predict the results of any such negotiations.. See Note 9, “Debt,” for additional disclosure surrounding the amended Credit Agreement.

Our long-term material cash requirements for periods beyond the next 12 months include obligations for operating leases and finance leases and ongoing capital expenditures. We currently are unable to assess the likelihood that our cash flows generated from operations and future available liquidity balances will be sufficient to meet our known short and long-term obligations as they currently exist.

The following table presents the summary cash flow information for the periods indicated (in thousands):

	Year Ended January 1, 2024	Year Ended January 2, 2023
Net cash (used in) provided by:
Operating activities	$(5,383)	$2,168
Investing activities	(1,567)	(1,549)
Financing activities	2,589	(3,591)
Net decrease in cash	$(4,361)	$(2,972)

Cash Flows (Used in) Provided By Operating Activities

During the year ended January 1, 2024, cash flows used in operating activities were approximately $5.4 million. The cash flows used in operating activities resulted from a net loss of $30.7 million, which was primarily related to results from operations and non-cash charges. Additionally, changes in operating assets and liabilities resulted in a net liability decrease of approximately $1.5 million, which was mainly due to a net decrease in accounts payable and accrued expenses and other current liabilities, primarily as a result of legal settlements and restructuring costs primarily due to expenses related to financing and severance payments due to the departure of our former Chief Executive Officer and Chief Financial Officer.

During the year ended January 2, 2023, cash flows (used in) provided by operating activities were approximately $2.2 million. The cash flows used in operating activities resulted from results of operations, non-cash items and changes in operating assets and liabilities.

Cash Flows Used in Investing Activities

During the year ended January 1, 2024, cash flows used in investing activities were approximately $1.6 million, of which $2.5 million, primarily related to purchases of property and equipment for minor remodels, equipment replacements and capital expenditures associated with the opening of our flagship store in New York City, offset by $0.9 million primarily related to proceeds from the sale of liquor license for one of our closed Anthony’s locations.

During the year ended January 2, 2023, cash flows (used in) investing activities were approximately $1.5 million, which was primarily the result of constructing two stores, and minor remodel equipment replacements in existing locations of $2.5 million offset by $1.1 million of proceeds from sale of property & equipment in connection with the sale of three corporate-owned BurgerFi restaurants to franchisees.

Cash Flows Provided By (Used in) Financing Activities

During the year ended January 1, 2024, cash flows provided by financing activities were approximately $2.6 million, which were primarily related to principal payments on borrowings of approximately $5.3 million, which included repayment of $2.5 million on our line of credit and $3.3 million in loan repayments primarily on our term loan, offset by proceeds from borrowings of $5.1 million on our related party note and proceeds of $3.4 million from the private placement of shares of our common stock.

During the year ended January 2, 2023, cash flows (used in) financing activities were approximately $3.6 million, which was primarily related to principal payments on borrowings of approximately $3.3 million.

Credit Agreement

On November 3, 2021, the Company joined a credit agreement with a syndicate of commercial banks as part of the Anthony’s acquisition (as amended, the “Credit Agreement”). The Credit Agreement, which has a maturity date of September 30, 2025 (the “Maturity Date”), provides the Company with lender financing structured as a $57.8 million term loan and a $4.0 million revolving loan. The terms of the Credit Agreement require the Company to repay the principal of the term loan in quarterly installments of approximately $0.8 million with the balance due at the Maturity Date. The principal amount of revolving loans is due and payable in full on the Maturity Date. The loan and revolving line of credit are secured by substantially all of the Company’s assets and incurred interest on outstanding amounts of 6.75% through December 31, 2023 and incur interest of 7.25% through June 15, 2024 and 7.75% from June 16, 2024 though the Maturity Date.

Effective March 9, 2022, certain of the covenants of (i) the Company and Plastic Tripod, Inc., as the borrowers (the "Borrowers"), and (ii) the subsidiary guarantors (the "Guarantors") party to the Credit Agreement were amended (such amendment herein referred to as the “Twelfth Amendment”). Pursuant to the terms of the Twelfth Amendment, the Borrowers and Guarantors agreed to pay incremental deferred interest of 2% per annum, in the event that the obligations under the Credit Agreement were not repaid on or prior to June 15, 2023; provided, however, that if no event of default had occurred and was continuing then (1) no incremental deferred interest would be due if all of the obligations under the Credit Agreement had been paid on or prior to December 31, 2022, and (2) only 50% of the incremental deferred interest would be owed if all of the obligations under the Credit Agreement had been paid from and after January 1, 2023 and on or prior to March 31, 2023.

The Credit Agreement was further amended on December 7, 2022 (such amendment herein referred to as the “Thirteenth Amendment”) by amending certain covenants of the Credit Agreement and extending the maturity date from June 15, 2024 to September 30, 2025. The amendment also provided for periodic increases to the annual rate of interest changing the rate per annum to (1) 5.75% from January 1, 2023 through June 15, 2023; (2) 6.75% per annum from June 16, 2023 through December 31, 2023; (3) 7.25% per annum from January 1, 2024 through June 15, 2024; and (4) 7.75% per annum from and after June 16, 2024 through the Maturity Date. In addition, the 2% incremental deferred interest implemented on March 9, 2022 was reduced to 1% beginning January 3, 2023 and was eliminated at December 31, 2023.

The terms of the Thirteenth Amendment also provided for a change in the timing of paying approximately $0.3 million of deferred interest payments previously scheduled to be paid on June 16, 2023 to be paid monthly from January to June 2023, while deferring the balance of deferred interest amount of approximately $1.3 million from June 15, 2023 to December 31, 2023. The Borrowers and Guarantors also agreed to obtain $5.0 million in net cash proceeds from (x) a shelf registration and equity issuance by not later than January 2, 2023, or (y) issuance of unsecured subordinated debt by not later than January 30, 2023, referred to as the “Initial New Capital Infusion Covenant”.

Under the terms of the Thirteenth Amendment, certain modifications were made to the accounting definitions in the Credit Agreement to bring such definitions in line with Company practices and needs.

In addition, under the terms of the Thirteenth Amendment, the Borrowers and Guarantors agreed to reset their consolidated senior lease-adjusted leverage ratio and fixed charge coverage ratio as follows:
(a) maintain a quarterly consolidated senior lease-adjusted leverage ratio greater than (i) 7.00 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2022, (ii) 7.00 to 1.00 as of the end of the fiscal quarter ending on or about March 31, 2023, and (iii) 6.50 to 1.00 as of the end of the fiscal quarter ending on or about June 30, 2023 and the end of each fiscal quarter thereafter;
(b) maintain a quarterly minimum fixed charge coverage ratio of 1.10 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2022 and the end of each fiscal quarter thereafter; and
(c) the liquidity requirement of the Credit Agreement remained unchanged; provided, that in the event the Company had not received by January 2, 2023 at least $5.0 million in net cash proceeds as a result of shelf registration and equity issuance then the required liquidity amount as of January 2, 2023 would be reduced to $9.5 million.

The consolidated senior lease-adjusted leverage ratio, fixed charge coverage ratio and liquidity are computed in accordance with the Credit Agreement. If upon delivery of the quarterly financial statements, the consolidated fixed charge coverage ratio as of the end of any fiscal quarter of the Company ending after January 2, 2023 was less than 1.15 to 1.00, then Borrowers and Guarantors agreed to engage a consulting firm to help with certain operational activities and other matters as reasonably determined by the lenders; provided, that, if after delivery of the quarterly financial statements, (x) the consolidated fixed charge coverage ratio as of the end of each of the two prior consecutive fiscal quarters of the Company was greater than 1.15 to 1.00, and (y) the consolidated senior lease-adjusted leverage ratio as of the end of each of the two prior consecutive fiscal quarters of the Company was less than the correlative amount of the consolidated senior lease-adjusted leverage ratio required for the financial covenants for such fiscal quarters by 0.25 basis points or more, then retention of the consulting firm shall not be required during the following fiscal quarter.

On February 1, 2023, the Credit Agreement was amended through the Fourteenth Amendment and subsequently on February 24, 2023 further amended through the Fifteenth Amendment resulting in the Company and its subsidiaries entering into a Secured Promissory Note with CP7 Warming Bag L.P., an affiliate of L. Catterton Fund L.P., as lender, pursuant to which the Junior Lender continued that Delayed Draw Term Loan of $10.0 million, under the Credit Agreement, which is junior subordinated secured indebtedness, and also provided $5.1 million of new junior subordinated secured indebtedness, to the Company, for a total of $15.1 million in junior subordinated secured debt on terms reasonably acceptable to the Required Lenders (as defined in the Credit Agreement), including, without limitation, that (1) such indebtedness shall not mature until at least two (2) years after the maturity date of the credit facility of September 30, 2025; (2) no payments of cash interest shall be made on such indebtedness until after the repayment in full of the obligations under the Credit Agreement; and (3) no scheduled or voluntary payments of principal shall be made until after the repayment in full of the obligations under the Credit Agreement.

On July 7, 2023, the Credit Agreement was amended through the Sixteenth Amendment, which amended the definition of EBITDA for the purposes of expanding the scope of non-recurring items that may be included in the determination of Adjusted EBITDA,as well as modifications to the timeline for when a management consultant must be engaged.

In addition, under the terms of the Sixteenth Amendment, the Borrowers and Guarantors agreed to reset their consolidated senior lease-adjusted leverage ratio and fixed charge coverage ratio as follows:
(a) maintain a quarterly consolidated senior lease-adjusted leverage ratio greater than (i) 7.00 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2023, (ii) 6.75 to 1.00 as of the end of each of the fiscal quarters ending on or about March 31, 2024, June 30, 2024 and September 30, 2024, and (iii) 6.50 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2024 and the end of each fiscal quarter thereafter; and
(b) maintain a quarterly minimum fixed charge coverage ratio of (i) 1.00 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2023, (ii) 1.05 to 1.00 as of the end of each of the fiscal quarters ending March 31, 2024, June 30, 2024 and September 30, 2024, and (iii) 1.10 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2024 and the end of each fiscal quarter thereafter.

As of January 1, 2024, we had $53.3 million outstanding under the Credit Agreement and $15.1 million outstanding under the Junior Indebtedness. Refer to Note 9, “Debt,” of the notes to the consolidated financial statements included in Part II, Item 8 “Financial Statements and Supplementary Data” of our Annual Report for further information on our obligations and the timing of expected payments.

Redeemable Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of January 1, 2024 and January 2, 2023, there were 2,120,000 shares of redeemable Series A preferred stock, par value $0.0001 per share (the “Series A Junior Preferred Stock”), outstanding.

As of January 1, 2024 and January 2, 2023, the value of the redeemable preferred stock was $55.6 million and $51.4 million, respectively and the principal redemption amount was $53.0 million. During the years ended January 1, 2024 and January 2, 2023, the Company recorded non-cash interest expense on the redeemable preferred stock in the amount of $4.2 million and $3.9 million, respectively, related to accretion of the preferred stock to its estimated redemption value.

On November 3, 2021, and as part of the Anthony's acquisition, the Company issued 2,120,000 shares of Series A Junior Preferred Stock. The Series A Junior Preferred Stock is redeemable on November 3, 2027 and accrues dividends at 7% per annum compounded quarterly from June 15, 2024 with such rate increasing by an additional 0.35% per quarter commencing with the three month period ending September 30, 2024; provided, however that in the event that the Credit Agreement is refinanced or repaid in full prior to June 15, 2024 and the Series A Junior Preferred Stock is not redeemed in full on such date, from and after such date, the Series A Junior Preferred Stock shall accrue dividends at 5% per annum, compounded quarterly, until June 15, 2024.

On February 24, 2023, the Company filed an amended and restated certificate of designation, (the “A&R CoD”), which among other matters, added a provision providing that in the event the Company fails to timely redeem any shares of Series A Preferred Stock on November 3, 2027, the applicable dividend rate shall automatically increase to the lesser of (A) the sum of 10% plus the 2% applicable default rate (with such aggregate rate increasing by an additional 0.35% per quarter from and after November 3, 2027), or (B) the maximum rate that may be applied under applicable law, unless waived in writing by a majority of the outstanding shares of Series A Junior Preferred Stock.

The A&R CoD also added a provision providing that in the event the Company fails to timely redeem any shares of Series A Junior Preferred Stock in connection with a Qualified Financing (as defined in the A&R CoD) or on November 3, 2027 (a “Default”), the Company agrees to promptly commence a debt or equity financing transaction or sale process to solicit proposals for the sale of the Company and its subsidiaries (or, alternatively, the sale of material assets) designed to yield the maximum cash proceeds to the Company available for redemption of the Series A Junior Preferred Stock as promptly as practicable, but in any event, within 12 months from the date of the Default. If on or after November 3, 2026 the Company is aware that it is reasonably unlikely to have sufficient cash to timely effect the redemption in full of the Series A Junior Preferred Stock when first due, the Company shall, prior to such anticipated due date, take reasonable steps to engage an investment banking firm of national standing (and other appropriate professionals) to conduct preparatory work for such a financing transaction and sale process of the Company and its subsidiaries to provide for such transaction to occur as promptly as possible after any failure for a timely redemption of the Series A Junior Preferred Stock.

The Series A Junior Preferred Stock ranks senior to the Common Stock and may be redeemed at the option of the Company at any time and must be redeemed by the Company in limited circumstances. The Series A Junior Preferred Stock shall not have voting rights or conversion rights.

For further discussion of the A&R CoD, including certain board and governance rights included in the A&R CoD, please see Part I, Item 1A Risk Factors “We have significant stockholders whose interests may differ from those of our public stockholders.” and Part III, Item 10 Directors and Executive Officers.

Operating and Finance Lease Obligations

Refer to Note 10, “Leases,” of the notes to the consolidated financial statements included in Part II, Item 8 “Financial Statements and Supplementary Data” of our Annual Report for further information on our obligations and the timing of expected payments.

Purchase Commitments

From time to time, the Company enters into purchase commitments for food commodities in the normal course of business. As of January 1, 2024, we entered into $5.7 million in conditional purchase obligations over the next 12 months.

Critical Accounting Policies and Use of Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the Company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company reviews its financial reporting and disclosure practices and accounting policies quarterly to confirm that they provide accurate and transparent information relative to the current economic and business environment. The Company believes that of its significant accounting policies, the following involve a higher degree of judgment and/or complexity:

•Goodwill

We review goodwill for impairment annually at the end of the fourth quarter, or more frequently if circumstances indicate a possible impairment. We first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. We estimate the fair values of its reporting unit using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the estimated fair value of a reporting unit is less than its carrying value, a goodwill impairment exists for the reporting unit and an impairment loss is recorded. The estimated fair value of goodwill is subject to change as a result of many factors including, among others, any changes in our business plans, changing economic conditions, a potential decrease in our stock price and market capitalization, and the competitive environment. Should actual cash flows and our future estimates vary adversely from those estimates used, we may be required to recognize impairment charges in future years. We reviewed the sensitivity of our goodwill impairment test assumptions noting that a 1% increase in our discount rate and a 5% decrease in cash flows would not cause an impairment of our Anthony’s goodwill for the year ended January 1, 2024.

Refer to Note 5, “Impairment” and Note 13, “Fair Value Measurements,” for more information.

•Long-lived assets and definite-lived intangible assets

We evaluate our long-lived assets and definite-lived intangible assets for impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. Factors considered include, but are not limited to, negative cash flow, significant underperformance relative to historical or projected future operating results, significant changes in the manner in which an asset is being used, an expectation that an asset will be disposed of significantly before the end of its previously estimated useful life and significant negative industry or economic trends.

To estimate future cash flows, we make certain assumptions about expected future operating performance, such as revenue growth rates, royalties, gross margins, and operating expense in relation to the current economic environment and the Company’s future expectations. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

For more information, refer to Note 5, “Impairment” and Note 13, “Fair Value Measurements.”

•Income Taxes

We make certain estimates and judgments in the calculation of our provision for income taxes, in the resulting tax liabilities, and in the recoverability of deferred tax assets. We record valuation allowances against our deferred tax assets, when necessary. Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. Refer to Note 11, “Income Taxes,” for additional information.

New Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements included in Part II, Item 8 “Financial Statements and Supplementary Data” for additional information about new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

BURGERFI INTERNATIONAL, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
BurgerFi International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BurgerFi International, Inc. and subsidiaries (the Company) as of January 1, 2024 and January 2, 2023, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2024 and January 2, 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company was not in compliance with the minimum liquidity requirement of its credit agreement, which constitutes a breach of the credit agreement and an event of default that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Anthony’s reporting unit

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company has $31.6 million of Goodwill related to the Anthony’s reporting unit as of January 1, 2024. The Company evaluates goodwill at the end of the fourth quarter or more frequently if management believes indicators of impairment exist. The Company estimates the fair values of its reporting unit using a combination of the income, or discounted cash flows approach, and the market approach, which utilizes comparable companies’ data.

We identified the evaluation of the Anthony’s reporting unit goodwill impairment analysis as a critical audit matter. Subjective auditor judgment was required in evaluating certain assumptions used to estimate the fair value of goodwill, including the evaluation of projected revenue, terminal value growth rate, and discount rate used in the income approach, and the market multiples used in the market approach. The assessment of the projected revenue assumption was subjective as it is based largely on the outcome of uncertain future events. Additionally, specialized skills and knowledge were required to assess the terminal value growth rate, discount rate, and market multiple assumptions used to estimate the fair value of goodwill.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical forecasts of projected revenue to actual results to evaluate the Company’s ability to accurately forecast. We performed sensitivity analyses over the Company’s projected revenue to assess the impact of changes in projected revenue on the determination of fair value. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in

•evaluating the terminal value growth rate by comparing it to industry and market data for comparable companies
•evaluating the Company’s discount rate by developing a range of independent estimates for the discount rate using publicly available market data for comparable companies and comparing the Company’s discount rate to our independently developed range
•evaluating the appropriateness of the selected guideline public companies by researching the selected guideline public companies and reviewing the business description
•evaluating the market multiple assumptions by comparing to market multiple ranges developed using publicly available market data for the selected guideline public companies.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.

Miami, Florida
April 10, 2024

BurgerFi International Inc., and Subsidiaries
Consolidated Balance Sheets

(in thousands, except for per share data)	January 1, 2024	January 2, 2023
Assets
Current Assets
Cash and cash equivalents	$7,556	$11,917
Accounts receivable, net	1,368	1,926
Inventory	1,190	1,320
Asset held for sale	732	732
Prepaid expenses and other current assets	1,654	2,564
Total Current Assets	12,500	18,459
Property & equipment, net	16,121	19,371
Operating right-of-use assets, net	46,052	45,741
Goodwill	31,621	31,621
Intangible assets, net	150,856	160,208
Other assets	1,326	1,380
Total Assets	$258,476	$276,780
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable - trade and other	$7,093	$8,464
Accrued expenses	8,537	10,589
Short-term operating lease liability	10,111	9,924
Other liabilities	4,117	6,241
Short-term borrowings, including finance leases	52,834	4,985
Total Current Liabilities	82,692	40,203
Non-Current Liabilities
Long-term borrowings, including finance leases	1,718	53,794
Redeemable preferred stock, $0.0001 par value, 10,000,000 shares authorized, 2,120,000 shares issued and outstanding, as of January 1, 2024 and January 2, 2023, $53 million principal redemption value	55,629	51,418
Long-term operating lease liability	44,631	40,748
Related party note payable	14,488	9,235
Warrant liability	182	195
Other non-current liabilities	740	1,017
Deferred income taxes	1,146	1,223
Total Liabilities	201,226	197,833
Commitments and Contingencies - Note 7
Stockholders' Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized, 26,832,691 and 22,257,772 shares issued and outstanding as of January 1, 2024 and January 2, 2023, respectively	2	2
Additional paid-in capital	315,107	306,096
Accumulated deficit	(257,859)	(227,151)
Total Stockholders' Equity	57,250	78,947
Total Liabilities and Stockholders' Equity	$258,476	$276,780

See accompanying notes to consolidated financial statements.

BurgerFi International Inc., and Subsidiaries
Consolidated Statements of Operations

(in thousands, except for per share data)	Year Ended January 1, 2024	Year Ended January 2, 2023
Revenue:
Restaurant sales	$160,833	$167,201
Royalty and other fees	7,492	9,733
Royalty - brand development and co-op	1,775	1,786
Total Revenue	170,100	178,720
Restaurant level operating expenses:
Food, beverage and paper costs	42,858	48,487
Labor and related expenses	50,289	49,785
Other operating expenses	29,888	30,277
Occupancy and related expenses	15,656	15,607
General and administrative expenses	22,477	25,907
Depreciation and amortization expense	13,154	17,138
Share-based compensation expense	5,612	10,239
Brand development, co-op and advertising expense	4,233	3,870
Goodwill impairment	—	66,569
Asset impairment	4,524	6,946
Store closure costs	587	1,949
Restructuring costs	2,657	1,459
Pre-opening costs	203	474
Operating Loss	(22,038)	(99,987)
Other income, net	80	2,608
Gain on change in value of warrant liability	13	2,511
Interest expense, net	(8,828)	(8,659)
Loss before Income Taxes	(30,773)	(103,527)
Income tax benefit	65	95
Net Loss	$(30,708)	$(103,432)

Weighted average common shares outstanding:
Basic and Diluted	25,521,098	22,173,694

Net Loss per common share:
Basic and Diluted	$(1.20)	$(4.66)

See accompanying notes to consolidated financial statements.

BurgerFi International Inc., and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
(in thousands, except for share data)	Shares	Amount
Balance at December 31, 2021	21,303,500	$2	$296,992	$(123,719)	$173,275
Share-based compensation	—	—	10,239		10,239
Stock issued in acquisition of Anthony's1	123,131	—	—	—	—
Vested shares issued	1,001,532	—	—	—	—
Shares withheld for taxes	(170,391)	—	(1,135)	—	(1,135)
Net loss	—	—	—	(103,432)	(103,432)

Balance at January 2, 2023	22,257,772	2	306,096	(227,151)	78,947
Shares issued in private placement	2,868,853	—	3,436		3,436
Share-based compensation	—	—	5,612	—	5,612
Vested shares issued	1,798,653	—	—	—	—
Shares issued in legal settlement	200,000	—	352	—	352
Shares withheld for taxes	(292,587)	—	(389)	—	(389)
Net loss	—	—	—	(30,708)	(30,708)

Balance at January 1, 2024	26,832,691	2	315,107	(257,859)	57,250

1Timing of share issuance differs from recognition of related financial statement dollar amounts.

See accompanying notes to consolidated financial statements.

BurgerFi International Inc., and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)	Year Ended January 1, 2024	Year Ended January 2, 2023
Cash Flows (Used In) Provided By Operating Activities
Net loss	$(30,708)	$(103,432)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Goodwill impairment	—	66,569
Asset impairment	4,524	6,946
Depreciation and amortization	13,154	17,138
Share-based compensation	5,612	10,239
Gain on legal settlement	(619)	—
Forfeited franchise deposits	(418)	(1,481)
Gain on change in value of warrant liability	(13)	(2,511)
Deferred income taxes	(78)	(130)
Other non-cash interest	4,884	4,457
Other, net	(228)	892
Changes in operating assets and liabilities:
Accounts receivable	570	(268)
Inventory	152	67
Prepaid expenses and other assets	924	(499)
Accounts payable - trade and other	(1,885)	224
Accrued expenses and other current liabilities	(1,404)	3,576
Other long-term liabilities	150	381
Net Cash Flows (Used In) Provided By Operating Activities	(5,383)	2,168
Net Cash Flows From Investing Activities
Purchases of property and equipment	(2,503)	(2,517)
Proceeds from sale of property and equipment	936	1,087
Other investing activities	—	(119)
Net Cash Flows Used In Investing Activities	(1,567)	(1,549)
Net Cash Flows From Financing Activities
Proceeds from issuance of common stock	3,436	—
Proceeds from borrowings	—	1,500
Payments on borrowings	(5,333)	(3,339)
Proceeds from related party note payable	5,100	—
Tax payments for restricted stock upon vesting	(389)	(1,089)
Debt issuance cost	(57)	(486)
Repayments of finance leases	(168)	(177)
Net Cash Flows Provided By (Used In) Financing Activities	2,589	(3,591)
Net Decrease in Cash and Cash Equivalents	(4,361)	(2,972)
Cash and Cash Equivalents, beginning of year	11,917	14,889
Cash and Cash Equivalents, end of year	$7,556	$11,917

Supplemental cash flow disclosures:
Cash paid for interest	$3,459	$2,884
Fair value of net liabilities assumed in legal settlement	$(79)	$—
Fair value of common stock issued in legal settlement	$352	$—
ROU assets obtained in the exchange for lease liabilities:
Finance leases	$758	$1,078
Operating leases	$9,984	$2,260

ROU liabilities reduced in exchange for lease terminations	$192	$—
Cash paid for income taxes	$5	$1

See accompanying notes to consolidated financial statements.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

1.     Organization

BurgerFi International, Inc. and its wholly owned subsidiaries (“BFI,” the “Company,” also “we,” “us,” and “our”), is a multi-brand restaurant company that develops, markets and acquires fast-casual and premium-casual dining restaurant concepts around the world, including corporate-owned stores and franchises located in the United States, Puerto Rico and Saudi Arabia. As of January 1, 2024, the Company had 168 franchised and corporate-owned restaurants of the two following brands:

BurgerFi. BurgerFi is a fast-casual “better burger” concept with 108 franchised and corporate-owned restaurants as of January 1, 2024, offering burgers, hot dogs, crispy chicken, frozen custard, hand-cut fries, shakes, beer, wine and more.

Anthony’s. Anthony’s is a pizza and wing brand that operated with 60 restaurants including 59 corporate-owned and one franchise location co-branded with BurgerFi as of January 1, 2024. The concept is centered around a coal fired oven, and its menu offers “well-done” pizza, coal fired chicken wings, homemade meatballs, and a variety of handcrafted sandwiches and salads.

2.         Summary of Significant Accounting Policies

Basis of presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However substantial doubt about the Company’s ability to continue as a going concern existed as of January 1, 2024 as a result of non-compliance of the Company’s liquidity covenant within the Company’s Credit Agreement.

The Company’s credit agreement (“Credit Agreement”) with a syndicate of banks has approximately $53.3 million in financing outstanding as of January 1, 2024, and expires on September 30, 2025. The Credit Agreement contains various covenants, including requirements for the Company to meet certain trailing twelve-month quarterly financial ratios and a minimum liquidity threshold. As of January 1, 2024, the Company was not in compliance with the minimum liquidity requirement of the Credit Agreement, which constitutes a breach of the Credit Agreement and an event of default. Accordingly, the outstanding balance of the Credit Agreement is included in short-term borrowings together with the short term portion outstanding balance under its finance leases on the accompanying consolidated balance sheets.

This event of default entitles the lenders to call the debt sooner than its maturity date of September 30, 2025. The Company does not have and is not forecasted to have the readily available funds to repay the debt if called by the lenders.

The Company has been actively engaged in discussions with its lenders to explore potential solutions regarding the default event and its resolution. We cannot, however, predict the results of any such negotiations. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern. See Note 9, “Debt,” for additional disclosure surrounding the amended Credit Agreement.

On July 28, 2022, the Company's board of directors approved the change to a 52-53-week fiscal year ending on the Monday nearest to December 31 of each year in order to improve the alignment of financial and business processes following the acquisition of Anthony’s. With this change, the Company’s fiscal years 2023 and 2022 ended on January 1, 2024 and January 2, 2023, respectively.

Reclassifications

Certain amounts for general and administrative expense, and other income, have been reclassified within the consolidated statements of operations for the year ended January 2, 2023 and are comparable to the year ended January 1, 2024.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Principles of Consolidation

The consolidated financial statements present the consolidated financial position, results from operations and cash flows of BurgerFi International, Inc., and its wholly owned subsidiaries. All material balances and transactions between the entities have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Corporate-owned stores and Franchised stores

The Company grants franchises to independent operators who in turn pay an initial franchise fee, royalties and other fees as stated in the franchise agreement. Store activity for the years ended and January 1, 2024 and January 2, 2023 is as follows:

	2023			2022
	Corporate-owned	Franchised	Total	Corporate-owned	Franchised	Total
Total BurgerFi and Anthony's	87	81	168	85	89	174

BurgerFi stores, beginning of the period	25	89	114	25	93	118
BurgerFi stores opened	—	8	8	3	8	11
BurgerFi stores transferred/sold	4	(4)	—	(3)	3	—
BurgerFi stores closed	(1)	(13)	(14)	—	(15)	(15)
BurgerFi total stores, end of the period	28	80	108	25	89	114

Anthony's stores, beginning of period / acquired	60	—	60	61	—	61
Anthony's stores opened	—	1	1	—	—	—
Anthony's stores closed	(1)	—	(1)	(1)	—	(1)
Anthony's total stores, end of the period	59	1	60	60	—	60

End of year store totals included one international store for both fiscal years ended January 1, 2024 and January 2, 2023, respectively.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less as cash equivalents. Cash and cash equivalents also include approximately $1.9 million and $2.4 million as of January 1, 2024 and January 2, 2023, respectively, of amounts due from commercial credit card companies, such as Visa, MasterCard, Discover, and American Express, which are generally received within a few days of the related transactions. At times, the balances in the cash and cash equivalents accounts may exceed federal insured limits. The Federal Deposit Insurance Corporation insures eligible accounts up to $250,000 per depositor at each financial institution. The Company limits uninsured balances to only large, well-known financial institutions and believes that it is not exposed to significant credit risk on cash and cash equivalents.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Accounts Receivable, net

Accounts receivable consist of amounts due from vendors for rebates on purchases of goods and materials and franchisees for training and royalties and are stated at the amount invoiced. Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for uncollectible accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for uncollectible accounts and a credit to accounts receivable. The allowance for uncollectible accounts was approximately $0.1 million at January 1, 2024 and $0.2 million at January 2, 2023.

Employer Retention Tax Credits

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to employer retention tax credits previously made available under The Coronavirus Aid, Relief, and Economic Security Act, including modifying and extending the Employee Retention Credit (“ERC”). As a result of such legislation, the Company qualified for ERC for the first and second calendar quarters of 2021 and has applied for ERC through amended payroll tax filings for the applicable quarters. During the fiscal year ended January 1, 2024, we assumed $0.4 million in ERC receivables as part of the John Rosatti settlement agreement disclosed in Note 7, “Commitments and Contingencies,” and during the fiscal year ended January 2, 2023, $2.6 million, net of third party preparation fees, in other income, net related to ERC. The Company has collected $3.0 million on ERC receivables through January 1, 2024.

Inventories

Inventories primarily consist of food and beverages. Inventories are accounted for at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Spoilage is expensed as incurred.

Assets Held for Sale

In February 2020, the Company entered into an asset purchase agreement with an unrelated third party for the sale of substantially all of the assets used in connection with the operation of BF Dania Beach, LLC. The closing of this transaction has been delayed due to additional on-going negotiations. In the event the transaction is terminated, the Company will begin operating this BurgerFi restaurant, and return the deposit of $0.9 million included in other current assets to the unrelated third-party purchaser. Assets used in the operations of BF Dania Beach, LLC totaling $0.7 million have been classified as held for sale in the accompanying consolidated balance sheets as of January 1, 2024 and January 2, 2023.

Property and Equipment, net

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is provided by the straight-line method over an estimated useful life as shown below:

Years
Leaseholder Improvements	Shorter of lease term or life of asset
Kitchen equipment and other equipment	5 - 7
Computers and office equipment	3 - 5
Furniture and fixtures	5 - 7
Vehicles	5 - 7

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Maintenance and repairs which are not considered to extend the useful lives of the assets are charged to operations as incurred. Expenditures for additions and improvements are capitalized. Expenditures for renewals and betterments, which materially extend the useful lives of assets or increase their productivity, are capitalized. The Company capitalizes construction costs during construction of the restaurant and will begin to depreciate them once the restaurant is placed in service. Wage costs directly related to and incurred during a restaurant’s construction period are capitalized. Interest costs incurred during a restaurant’s construction period are capitalized. Upon sale or retirement, the cost of assets and related accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are included in other income (loss) on the Company’s consolidated statements of operations.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets

The Company assesses the potential impairment of its long-lived assets on an annual basis or whenever events or changes in circumstances indicate the carrying value of the assets or asset group may not be recoverable. Factors considered include, but are not limited to, negative cash flow, significant underperformance relative to historical or projected future operating results, significant changes in the manner in which an asset is being used, an expectation that an asset will be disposed of significantly before the end of its previously estimated useful life and significant negative industry or economic trends. At any given time, the Company may be monitoring a small number of locations, and future impairment charges could be required if individual restaurant performance does not improve or if the decision is made to close or relocate a restaurant. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Definite-lived intangible assets are amortized on a straight-line basis using the following estimated useful lives of the related classes of intangibles as shown below:

Years
Franchise agreements	7
Trade names	30
License agreements	2
VegiFi product	10
Right of use assets	5 - 10

Refer to Note 10, “Leases”, for additional disclosures for discussion of amortization of right of use assets.

The Company reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

The Company recorded impairment charges of approximately $4.5 million for the year ended January 1, 2024, of which $1.8 million related to property and equipment, $2.6 million related to right-of-use assets, and $0.1 million related to intangible assets, all of which is included in asset impairment on our consolidated statements of operations. The Company recorded an impairment charge of approximately $6.9 million during the year ended January 2, 2023, of which $3.1 million related to property and equipment and $3.8 million related to right-of-use assets which is included in asset impairment on our consolidated statements of operations.

Goodwill and Indefinite-Lived Intangible Assets

The Company accounts for goodwill and indefinite-lived intangible assets in accordance with Financial Accounting Standards Board “FASB” Accounting Standards Codification (“ASC”) No. 350, “Intangibles—Goodwill and Other” (“ASC 350”). ASC 350 requires goodwill and indefinite-lived intangible assets to be reviewed for impairment annually, or more frequently if circumstances indicate a possible impairment. The Company evaluates goodwill at the end of the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) changes in the Company’s business plans, (2) changing economic conditions including a potential decrease in the Company’s stock price and market capitalization, (3) a significant adverse change in legal factors or in business climate, (4) unanticipated competition, or (5) an adverse action or assessment by a regulator.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

In evaluating goodwill, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. This impairment test involves comparing the fair value of the reporting unit with its carrying value (including goodwill). The Company estimates the fair values of its reporting unit using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the estimated fair value of the reporting unit is less than its carrying value, a goodwill impairment exists for the reporting unit and an impairment loss is recorded.

Based on the results of the Company’s annual goodwill impairment test performed for the year ended January 1, 2024, it determined that goodwill was not impaired. For the year ended January 2, 2023, the Company recorded goodwill impairment charges of approximately $66.6 million. Refer to Note 5, “Impairment,” for additional information.

The following table represents changes to the Company's goodwill balances during the years ended January 1, 2024 and January 2, 2023:

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

	Reporting Unit
(in thousands)	BurgerFi	Anthony's	Total Goodwill
Balance at December 31, 2021	$17,505	$80,495	$98,000
Adjustment to goodwill acquired	—	190	190
Impairment loss	(17,505)	(49,064)	(66,569)
Balance at January 2, 2023 and January 1, 2024	$—	$31,621	$31,621

Indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. The annual impairment test for indefinite-lived intangible assets may be completed through a qualitative assessment to determine if the fair value of the indefinite-lived intangible assets is more likely than not to be greater than the carrying amount. If the Company elects to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that the estimated carrying value exceeds the fair value, it tests for impairment using a quantitative process. If the Company determines that impairment of its intangible assets may exist, the amount of impairment loss is measured as the excess of carrying value over fair value. The Company’s estimates in the determination of the fair value of indefinite-lived intangible assets include the anticipated future revenue of corporate-owned and franchised restaurants and the resulting cash flows.

The Company’s liquor licenses are considered to have an indefinite life with a value of $5.8 million and $6.7 million as of January 1, 2024 and January 2, 2023, respectively, and are included in intangible assets, net on its consolidated balance sheets. During the year ended January 1, 2024, the Company recognized the following related to the Anthony’s liquor license intangible assets:
(i) a gain of $0.1 million, which is included in other income, net, in its consolidated statements of operations from the sale of a liquor license intangible asset for one of its closed Anthony’s locations with a book value of $0.8 million; and
(ii) an asset impairment charge of $0.1 million as part of its annual impairment test, which is included in asset impairment on its consolidated statement of operations.

For the year ended January 2, 2023, there were no asset impairment charges recorded related to the Company’s liquor licenses. Refer to Note 4, “Intangible Assets,” for additional information.

Deferred Financing Costs

Deferred financing costs relate to the Company’s debt instruments, which are reflected as deductions from the carrying amounts of the related debt instrument, including the Company’s Credit Agreement. Deferred financing costs are amortized over the terms of the related debt instruments using the effective interest method. For the years ended January 1, 2024 and January 2, 2023, the Company deferred $0.1 million and $0.9 million, respectively, of financing costs in connection with its Credit Agreement. Amortization expense associated with deferred financing costs, which is included within interest expense, net, totaled $0.5 million for each of the years ended January 1, 2024 and January 2, 2023. See Note 9, “Debt,” for additional information.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Share-Based Compensation

The Company has granted share-based compensation awards to certain employees under the 2020 Omnibus Equity Incentive Plan (the “Plan”). The Company measures the cost of employee services received in exchange for an equity award, which may include grants of employee stock options and restricted stock units, based on the fair value of the award at the date of grant. The Company recognizes share-based compensation expense over the requisite service period unless the awards are subject to performance or market conditions, in which case the Company recognizes compensation expense over the requisite service period to the extent the conditions are considered probable. Forfeitures are recognized as they occur. The Company determines the grant date fair value of stock options using a Black-Scholes-Merton option pricing model (the “Black-Scholes Model”). The grant date fair value of restricted stock unit awards (“RSU Awards”) and restricted stock unit awards with performance conditions (“PSU Awards”) are determined using the fair market value of the Company’s common stock on the date of grant, as set forth in the applicable plan document, unless the awards are subject to market conditions, in which case the Monte Carlo simulation model is used. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved.

Warrant Liability

The Company has certain warrants which include provisions that affect the settlement amount. Such variables are outside of those used to determine the fair value of a fixed-for-fixed instrument, and as such, the warrants are accounted for as liabilities in accordance with ASC 815-40, “Derivatives and Hedging”, with changes in fair value included in the consolidated statement of operations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure fair value. The three levels of the fair value hierarchy are described as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Restructuring Costs

Restructuring costs for the periods shown consist of the following:

(in thousands)	Year Ended January 1, 2024	Year Ended January 2, 2023
Expenses related to financing	$1,168	$660
Severance and onboarding costs associated with change in CEO and CFO	1,489	799
Total	$2,657	$1,459

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company has considered the effect of (1) warrants outstanding to purchase 15,063,800 shares of common stock, (2) 2,562,550 shares of restricted stock unit grants in the calculation of net loss per common share, and (3) the impact of any dividends associated with its redeemable preferred stock, and such items have not been included in the calculation of net loss per common share as the effect of such items would have been anti-dilutive.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Reconciliation of Net Loss per Common Share

Basic and diluted net loss per common share is calculated as follows:

(in thousands, except for per share data)	Year Ended January 1, 2024	Year Ended January 2, 2023
Numerator:
Net loss available to common stockholders	$(30,708)	$(103,432)

Denominator:
Weighted-average shares outstanding, basic and diluted	25,521,098	22,173,694

Basic and diluted net loss per common share	$(1.20)	$(4.66)

Concentration of Risk

Management believes there is no concentration of risk with any single franchisee or small group of franchisees whose failure or nonperformance would materially affect the Company’s results of operations. The Company had no customers which accounted for 10% or more of consolidated revenue for the years ended January 1, 2024 and January 2, 2023. As of January 1, 2024, the Company had two main in-line distributors of food, packaging and beverage products that provided approximately 89% of the Company's restaurants purchasing of those products in the United States. We believe that the Company’s vulnerability to risk concentrations related to significant vendors and sources of its raw materials is mitigated as it believes that there are other vendors who would be able to service our requirements. However, if a disruption of service from any of our main in-line distributors was to occur, the Company could experience short-term increases in its costs while distribution channels were adjusted.

The Company's restaurants are principally located throughout the United States. The Company has corporate-owned and franchised locations in 19 states, with the largest number in Florida. We believe the risk of geographic concentration is not significant. The Company could be adversely affected by changing consumer preferences resulting from concerns over nutritional or safety aspects of ingredients it sells or the effects of food safety events or disease outbreaks.

The Company is subject to credit risk through its accounts receivable consisting primarily of amounts due from vendors for rebates, franchisees for royalties and franchise fees. This concentration of credit risk is mitigated, in part, by the number of franchisees and the short-term nature of the franchise receivables.

Revenue Recognition

Revenue consists of restaurant sales and franchise licensing revenue.

Restaurant Revenue

Revenue from restaurant sales is presented net of discounts and recognized when food, beverage and retail products are sold. Sales tax collected from customers is excluded from restaurant sales and the obligation is included in sales tax payable until the taxes are remitted to the appropriate taxing authorities. Revenue from restaurant sales is generally paid at the time of sale. Credit cards and delivery service partners sales are generally collected shortly after the sale occurs.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The revenue from gift cards is included in unearned revenue when purchased by the customer and revenue is recognized when the gift cards are redeemed. Unearned revenues include liabilities established for the value of the gift cards when sold and are included in other current liabilities on the Company’s consolidated balance sheets. The Company estimates the amount of gift cards for which the likelihood of redemption is remote, referred to as “breakage,” using historical gift card redemption patterns. The estimated breakage is recognized over the expected period of redemption as the remaining gift card values are redeemed and is immaterial. If actual redemption patterns vary from these estimates, actual gift card breakage income may differ from the amounts recorded. Estimates of the redemption period and breakage rate applied are updated periodically.

The Company contracts with delivery service partners for delivery of goods and services to customers. The Company has determined that the delivery service partners are agents, and the Company is the principal. Therefore, restaurant sales through delivery services are recognized at gross sales and delivery service commission is recorded as expense.

Franchise Revenue

The franchise agreements require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Generally, payment for the initial franchise fee is received upon execution of the franchise agreement. Owners can make a deposit equal to 50% of the total franchise fee to reserve the right to open additional locations. The remaining balance of the franchise fee is due upon signing by the franchisee of the applicable location’s lease or mortgage. Franchise deposits received in advance for locations not expected to open within one year are classified as long-term liabilities, while franchise deposits received in advance for locations expected to open within one year are classified as short-term liabilities.

Generally, the licenses granted to develop, open and operate each BurgerFi franchise in a specified territory are the predominant performance obligations transferred to the licensee in the Company’s contracts, and represent symbolic intellectual property. Certain initial services such as training, site selection and lease review are considered distinct services that are recognized at a point in time when the performance obligations have been provided, generally when the BurgerFi franchise has been opened. We determine the transaction price for each contract and allocate it to the distinct services based on the costs to provide the service and a profit margin. On an annual basis, the Company performs a review to reevaluate the amount of this initial franchise fee revenue that is recognized.

The remainder of the transaction price is recognized over the remaining term of the franchise agreement once the BurgerFi restaurant has been opened. Because the Company transfers licenses to access its intellectual property during a contractual term, revenue is recognized on a straight-line basis over the license term.

Franchise agreements and deposit agreements outline a schedule for store openings. Failure to meet the schedule can result in forfeiture of deposits made. Forfeiture of deposits is recognized as terminated franchise fee revenue once contracts have been terminated for failure to comply. All terminations are communicated to the franchisee in writing using formal termination letters. Additionally, a franchise store that is already open may terminate before its lease term has ended, in which case the remainder of the transaction price is recognized as terminated franchise fee revenue.

Revenue from sales-based royalties (i.e. royalty and other fees, brand development and advertising co-op royalty) is recognized as the related sales occur. The sales-based royalties are invoiced and collected from the franchisees on a weekly basis. Rebates from vendors received on franchisee’s sales are also recognized as revenue from sales-based royalties.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Contract Balances

Opening and closing balances of contract liabilities and receivables from contracts with customers for the years ended January 1, 2024 and January 2, 2023 are as follows:

(in thousands)	Year Ended January 1, 2024	Year Ended January 2, 2023
Franchising receivables	$137	$168
Gift card liability	$2,205	$1,847
Unearned revenue, current	$19	$84
Unearned revenue, long-term	$726	$1,008

Franchise Revenue

Revenue recognized during the years ended are as follows:

(in thousands)	Year ended January 1, 2024	Year Ended January 2, 2023
Franchise Fees	$613	$1,806

An analysis of unearned revenue is as follows:

(in thousands)	Year ended January 1, 2024	Year Ended January 2, 2023
Balance, beginning of period	$1,092	$2,577
Initial/Transfer franchise fees received	265	364
Revenue recognized for stores open and transfers during period	(137)	(325)
Revenue recognized related to franchise agreement terminations	(418)	(1,481)
Other unearned revenue (recognized) received	(57)	(43)
Balance, end of period	$745	$1,092

Presentation of Sales Taxes

The Company collects sales tax from customers and remits the entire amount to the respective states. The Company’s accounting policy is to exclude the tax collected and remitted from revenue and cost of sales. Sales tax payable amounted to approximately $0.8 million and $1.0 million at January 1, 2024 and January 2, 2023, respectively, and is presented in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense for the years ended January 1, 2024 and January 2, 2023 was $1.2 million and $2.4 million, respectively and is included in other operating expenses for specific store related advertising costs and brand development, co-op and advertising expense on the consolidated statements of operations.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Brand Development Royalties and Expenses

The Company’s franchise agreements provide for franchisee contributions of a percentage of gross restaurant sales, which are recognized as royalty income. Amounts collected are required to be used for advertising and related costs, including reasonable costs of administration. For the year ended January 1, 2024 , the Company had brand development royalties of approximately $1.4 million and brand development expenses of approximately $2.7 million. For the year ended January 2, 2023, the Company had brand development royalties of approximately $1.4 million and approximately $1.8 million brand development expenses.

Advertising Co-Op Royalties and Expenses

The Company's South Florida franchises contribute a percentage of gross restaurant sales, which are recognized as royalty income. Amounts collected are required to be used for local advertising and related costs, including reasonable costs of administering the advertising program. For the year ended January 1, 2024, the Company had advertising co-op royalties of approximately $0.4 million and advertising co-op expenses of approximately $0.7 million. For the year ended January 2, 2023, the Company had advertising co-op royalties of approximately $0.4 million and approximately $0.8 million of advertising co-op expenses.

Pre-opening Costs

The Company follows ASC Topic 720-15, “Start-up Costs,” which provides guidance on the financial reporting of start-up costs and organization costs. In accordance with this ASC Topic, costs of pre-opening activities and organization costs are expensed as incurred. Pre-opening costs include all expenses incurred by a restaurant prior to the restaurant's opening for business. These pre-opening costs include costs to relocate and reimburse restaurant management staff members, costs to recruit and train hourly restaurant staff members, wages, travel, and lodging costs for the Company’s training team and other support staff members, as well as rent expense. Pre-opening costs can fluctuate significantly from period to period based on the number and timing of restaurant openings and the specific pre-opening costs incurred for each restaurant.

Pre-opening costs expensed for the years ended January 1, 2024 and January 2, 2023 were $0.2 million and $0.5 million, respectively.

Leases

The Company currently leases all of its corporate-owned restaurants, corporate offices, and certain equipment. The Company’s leases are accounted for under the requirements of Accounting Standards Codification Topic 842 “Leases” (“ASC 842”), effective January 1, 2022.

Upon the possession of a leased asset, the Company determines its classification as an operating or finance lease. The Company's real estate leases are classified as operating leases, and the Company's equipment leases are classified as finance leases. Generally, the real estate leases have initial terms averaging 10 years and typically include two 5-year renewal options. Renewal options are generally not recognized as part of the initial right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Company would exercise the options to extend the lease. The real estate leases typically provide for fixed minimum rent payments or variable rent payments based on a percentage of monthly sales or annual changes to the Consumer Price Index. Fixed minimum rent payments are recognized on a straight-line basis over the lease term from the date the Company takes possession of the leased property. Lease expense incurred before a corporate-owned store opens is recorded in pre-opening costs in the consolidated statements of operations. Once a corporate-owned store opens, the straight-line lease expense is recorded in occupancy and related expenses in the consolidated statements of operations. Many of the leases also require the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in occupancy and related expenses in the consolidated statements of operations. The Company from time to time enters into sublease agreements as lessor which are immaterial for the years ended January 1, 2024 and January 2, 2023. See Note 10, “Leases,” for further discussion.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes under the asset and liability method. A deferred tax asset or liability is recognized whenever there are (1) future tax effects from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (2) operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the years in which those differences are expected to be recovered or settled.

Deferred tax assets are recognized to the extent the Company believes these assets will more likely than not be realized. In evaluating the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including the interaction and the timing of future reversals of existing temporary differences, projected future taxable income, recent operating results and tax-planning strategies. When considered necessary, a valuation allowance is recorded to reduce the carrying amount of the deferred tax assets to their anticipated realizable value.

The Company measures income tax uncertainties in accordance with a two-step process of evaluating a tax position. We first determine if it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured, for purposes of financial statement recognition, as the largest amount that has a greater than 50% likelihood of being realized upon effective settlement. We had $0.2 million unrecognized tax benefits at January 2, 2023. The Company had no unrecognized tax benefits at January 1, 2024

The Company accrues interest related to uncertain tax positions in “Interest expense” and penalties in “General and administrative expenses.” At January 1, 2024 and January 2, 2023, there were no amounts accrued for interest or for penalties.

The statute of limitations for the Company’s state tax returns varies, but generally the Company’s federal and state income tax returns from its 2020 fiscal year forward remain subject to examination.

Recently issued and adopted Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08 (“ASU 2021-08”), Business Combinations, (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to provide guidance that requires entities to recognize contract assets and contract liabilities in a business combination. This standard was effective for the Company’s fiscal year beginning after January 3, 2023, including interim periods within the fiscal year. The adoption of ASU 2021-08 did not have a material impact on its consolidated financial statements for the year ended January 1, 2024.

Recently issued Accounting Pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

3.     Property & Equipment

Property and equipment consisted of the following:

(in thousands)	January 1, 2024	January 2, 2023
Leasehold improvements	$17,579	$17,029
Kitchen equipment and other equipment	8,708	8,196
Computers and office equipment	1,536	1,468
Furniture and fixtures	2,828	2,677
Vehicles	8	37
	30,659	29,407
Less: Accumulated depreciation and amortization	(14,538)	(10,036)
Property & equipment – net	$16,121	$19,371

Depreciation expense for the years ended January 1, 2024 and January 2, 2023 was $4.7 million and $8.7 million, respectively.

The Company's long-lived assets are reviewed for impairment annually and whenever there are triggering events that require us to perform this review. The Company recorded $1.8 million and $3.1 million of property and equipment impairment during the years ended January 1, 2024 and January 2, 2023, respectfully. Refer to Note 5, “Impairment,” for further discussion.

4.     Goodwill and Intangible Assets, net

The following is a summary of the components of intangible assets and the related amortization expense and impairment charges:

	January 1, 2024
(in thousands)	Weighted Average Remaining Useful Life (years)	Amount	Accumulated Amortization	Accumulated Impairment Charges	Net Carrying Value
Franchise agreements	4.0	$24,839	$(10,793)	$—	14,046
BurgerFi trade names / trademarks	27.0	83,033	(8,419)	—	74,614
Anthony's trade names / trademarks	27.8	60,690	(4,383)	—	56,307
Other intangibles	7.0	9,018	(1,241)	(7,706)	71
Subtotal		177,580	(24,836)	(7,706)	145,038
Liquor licenses		$5,930	—	(113)	5,818
Total intangible assets, net		$183,510	$(24,836)	$(7,818)	$150,856

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

	January 2, 2023
(in thousands)	Weighted Average Remaining Useful Life (years)	Amount	Accumulated Amortization	Accumulated Impairment Charges	Net Carrying Value
Franchise agreements	5.0	$24,839	$(7,244)	$—	$17,595
BurgerFi trade names / trademarks	28.0	83,033	(5,650)	—	77,383
Anthony's trade names / trademarks	28.8	60,690	(2,359)	—	58,331
Other intangibles	8.0	9,018	(1,091)	(7,706)	221
Subtotal		177,580	(16,344)	(7,706)	153,530
Liquor licenses		6,678	—		6,678
Total intangible assets, net		$184,258	$(16,344)	$(7,706)	$160,208

The following presents information about the Company’s goodwill on the dates indicated:

(in thousands)	Anthony’s Segment	BurgerFi Segment	Total
Balance as of December 31, 2021
Goodwill	$80,684	$123,981	$204,665
Accumulated impairment losses	(49,064)	(123,981)	(173,045)
Goodwill, net as of January 2, 2023	$31,621	$—	$31,621

Goodwill	$80,684	$123,981	$204,665
Accumulated impairment losses	(49,064)	$(123,981)	(173,045)
Goodwill, net as of January 1, 2024	$31,621	$—	$31,621

The Anthony’s liquor licenses are considered to have an indefinite life, and in addition to the Company's definite-lived intangible assets, are reviewed for impairment at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended January 1, 2024, the Company recognized $0.1 million in gain on sale of assets in other income, net, in its consolidated statements of operations from the sale of a liquor license intangible asset for one of its closed Anthony’s locations with a book value of $0.8 million. For the year ended January 1, 2024, we recorded $0.1 million of impairment charges related to these license agreements; there were no impairment charges recorded for the year ended January 2, 2023. See Note 5, “Impairment,” for further information.

Amortization expense for each of the years ended January 1, 2024 and January 2, 2023 was $8.5 million. The estimated aggregate amortization expense for intangible assets over the next five fiscal years and thereafter is as follows:

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

(in thousands)
2024	$8,353
2025	8,353
2026	8,353
2027	8,205
2028	4,804
Thereafter	106,970
Total	$145,038

5.     Impairment

The Company recognized non-cash impairment charges of approximately $4.5 million during the year ended January 1, 2024 and $73.5 million for the year ended January 2, 2023. This consisted of the following:

(in thousands)	Year Ended January 1, 2024	Year Ended January 2, 2023
Goodwill	$—	$66,569
Indefinite-lived intangible assets	113	—
Long-lived assets	1,794	3,100
Right-of-use assets	2,617	3,846
Total non-cash impairment charge	$4,524	$73,515

Based on the results of the Company’s annual goodwill impairment tests for the year ended January 1, 2024, the Company determined that goodwill was not impaired for the Anthony's and BurgerFi reporting units; accordingly, the Company recorded no goodwill impairment charges.

The Company reviewed the sensitivity of its goodwill impairment test assumptions noting that a 1% increase in its discount rate and a 5% decrease in cash flows would not cause an impairment of its Anthony’s goodwill for the year ended January 1, 2024.

Based on the results of the Company’s interim and annual goodwill impairment tests for the year ended January 2, 2023, the Company determined that its goodwill was impaired for the Anthony’s and BurgerFi reporting units. Accordingly, for the BurgerFi reporting unit, the Company recorded a goodwill impairment charge of approximately $17.5 million; there was no remaining carrying value of the BurgerFi goodwill at January 2, 2023. We also recognized an impairment charge for Anthony’s reporting unit’s goodwill for the year ended January 2, 2023 of $49.1 million.

As part of the annual impairment review of indefinite-lived intangible assets, the Company recorded an impairment charge of $0.1 million for the year ended January 1, 2024, related to the Anthony’s liquor licenses; there were no impairment charges recorded for indefinite-lived intangible assets for the year ended January 2, 2023.

Based on the Company’s review at the end of each reporting period of its long-lived assets and definite-lived intangible assets, it performed impairment testing for the related asset group for which there are independently identifiable cash flows. Based on its impairment testing, the Company determined that certain long-lived assets relating to its right-of-use assets, and property and equipment at certain underperforming corporate-owned restaurants were impaired at the BurgerFi and Anthony’s reporting units. For the year ended January 1, 2024, the Company recorded impairment charges of approximately $3.3 million for the BurgerFi reporting unit, and $1.2 million for the Anthony’s reporting unit. For the year ended January 2, 2023, the Company recorded impairment charges of approximately $6.7 million for the BurgerFi reporting unit, and $0.2 million for the Anthony’s reporting unit.The impairment amount was primarily the result of lower cash flow estimates associated with the licensing agreements, as well as a change in estimate of the related useful life.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

As it relates to determining the fair values of the assets impaired such as goodwill and definite lived intangible assets, refer to Note 13, “Fair Value Measurements.” The Company utilized the income approach to fair value for its long-lived and right-of-use assets and based on the weight of unobservable inputs classifies their fair value measurements as Level 3 of the fair value hierarchy.

6.     Related Party Transactions

The Company is affiliated with various entities through common control and ownership.

The accompanying consolidated balance sheets reflect amounts related to periodic advances between the Company and these entities for working capital and other needs as due from related companies or due to related companies, as appropriate. During 2023, these amounts due were settled as a result of the John Rosatti settlement agreement disclosed in Note 7, “Commitments and Contingencies,”. These advances were unsecured and non-interest bearing. The fair value of consideration paid in the John Rosatti settlement was $0.9 million and included $0.5 million in cash and the issuance of 200,000 shares of Company common stock valued at $0.4 million. The fair value of net liabilities assumed in the transaction was $0.1 million which included lease liabilities and operating assets and liabilities including property and equipment of two stores, net of pre-existing liabilities accrued. There was no amount due from related companies as of January 1, 2024; there was $0.3 million of amounts due from related companies as of January 2, 2023 in other assets on the Company’s consolidated balance sheets.

For the year ended January 2, 2023, the Company received royalty revenue from the two operating stores that were transferred on January 23, 2023 as a result of the settlement with the significant stockholder totaling approximately $0.1 million.

The Company leased building space for its former corporate office from an entity under common ownership with a significant stockholder. This lease had a 36 month term, effective January 1, 2020. In January 2022, the Company exercised its right to terminate this lease effective as of July 2022. There was no rent expense the year ended January 1, 2024; for the year ended January 2, 2023, rent expense was approximately $0.1 million.

The Company leases building space for its corporate office from an entity controlled by the Company’s Executive Chairman of the Board (the “Executive Chairman”). In February 2022, the Company amended this lease agreement to, among other things, (1) extend the term to 10 years beginning March 1, 2022 and expiring in 2032, and (2) expand its square footage from approximately 16,500 square feet to approximately 18,500 square feet. For the years ended January 1, 2024 and January 2, 2023, rent expense was approximately $0.7 million and $0.5 million, respectively.

The Company had independent contractor agreement with a corporation (the “Consultant”) for which the Chief Operating Officer (the “Consultant Principal”) of Lionheart Capital, LLC, an entity controlled by the Company’s Executive Chairman, serves as President. Pursuant to the terms of the agreements, the Consultant provided certain strategic advisory services to the Company in exchange for total annual cash compensation and expense reimbursements of $0.1 million, payable monthly. Cash compensation for the Consultant Principal was $0.1 million for each of the years ended January 1, 2024 and January 2, 2023. The engagement ended in September of 2023.

On January 3, 2023 the Company awarded the Consultant Principal a $0.1 million bonus in connection with the Company’s amendment and extension of its Credit Facility and granted the Consultant Principal 38,000 unrestricted shares of common stock of the Company. On January 3, 2022, the Company granted the Consultant Principal approximately 38,000 unrestricted shares of common stock of the Company. The Company recorded share-based compensation of $0.2 million for the year ended January 1, 2024, and $0.4 million for the year ended January 2, 2023.

On February 24, 2023, the Company entered into a note payable with an affiliate of a significant stockholder for $5.1 million in debt proceeds, and $10.0 million in assumption of existing term loan amounts. See Note 9, “Debt”, for further information.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

On June 3, 2023, the Company entered into a stock purchase agreement with an investing entity for the sale of 2,868,853 shares of Company common stock at an issuance price of $1.22 per share for total proceeds of $3.4 million. Upon the execution of this agreement, the investing entity became a holder of approximately 11% of the Company’s outstanding common stock. During the year ended January 1, 2024, the Company entered into four franchise agreements with an affiliate of this entity. The Company received royalty revenue from such franchises related to a significant stockholder totaling approximately $0.1 million for the year ended January 1, 2024.

7.      Commitments and Contingencies

Litigation

Lion Point Capital, L.P.(“Lion Point”) v. BurgerFi International, Inc. (Supreme Court of the State of New York County of New York, Index No. 653099/2022, filed August 26, 2022. A lawsuit filed by Lion Point against the Company, alleging that the Company failed to timely register Lion Point’s shares in violation of the registration rights agreement to which Lion Point is a party, which allegedly resulted in losses in excess of $26.0 million In November 2022, as amended in February 2023, the Company filed its answer to the complaint. On April 13, 2023, Lion Point filed a Motion for Summary Judgment, and the Company responded with its reply on June 22, 2023. On October 12, 2023, the Court granted Lion Point’s Motion for Summary Judgment and set a status conference for November 15, 2023 to begin the damages phase of the case. At the November 15, 2023 status conference, the Court set out a schedule for discovery and trial, which schedule is in the process of being amended by counsel for both parties to allow for additional time for settlement discussions. The Company continues to believe that all claims are meritless and plans to vigorously defend these allegations. Management is unable to determine the likelihood of a loss or range of loss, if any, which may result from these proceedings; any losses, however, may be material to the Company's financial position and results of operations.

John Walker, Individually and On Behalf of all Other Similarly Situated v. BurgerFi International, Inc. et al (in the United States District Court, Southern District of Florida, Case No. 023-cv-60657). On April 6, 2023, John Walker, on behalf of himself and other similarly situated plaintiffs, filed a class action lawsuit against the Company and certain current and former executives alleging that the Company violated certain securities laws by making false and misleading statements or failed to disclose that (1) the Company had overstated the effectiveness of its acquisition and growth strategies, and (2) the Company had misrepresented the purported benefits of the Anthony’s acquisition and the post-acquisition business and financial prospects of the Company. On July 20, 2023, the court appointed John Walker and Joseph Poalino as co-lead plaintiffs in the matter. On September 5, 2023, an Order of Dismissal without prejudice was signed. Therefore, no contingent liability has been recorded as of January 1, 2024.

Second 82nd SM, LLC v. BF NY 82, LLC, BurgerFi International, LLC and BurgerFi International, Inc. (in the Supreme Court of the State of New York County of New York, having index No. 654907/2021 filed August 11, 2021). A lawsuit was filed by Second 82nd SM, LLC (“Landlord”) against BF NY 82, LLC (“Tenant”) whereby Landlord brought a 7 -count lawsuit for, among other things, breach of the lease agreement and underlying guaranty of the lease. The amount of damages Landlord was seeking was approximately $1.5 million, which constituted back rent, late charges, real estate taxes, illuminated sign charges and water/sewer charges. On November 3, 2021, the Company filed a Motion to Dismiss the Complaint. On November 17, 2021, the Tenant filed an Answer to Landlord’s Complaint and a cross claim against the Company, which the Company answered on December 7, 2021. On December 22, 2021, the Company filed its Response in Opposition to Landlord’s Motion for Summary Judgment and Memo in further Support of its Motion to Dismiss. The Company turned over possession of the property in early 2023. On July 5, 2023, the Landlord filed a Motion for Summary Judgment seeking approximately $1.2 million in past due rent payments. On August 14, 2023, the Court entered an order granting the Landlord’s Motion for Summary Judgment and ordered a damages hearing on the motion. On October 2, 2023 a settlement agreement was executed by all parties and the parties filed a stipulation of dismissal with prejudice on October 6, 2023.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Burger Guys of Dania Pointe, et. al. v. BFI, LLC (Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida, Case No. 50-2021-CA -006501-XXXX-MB filed May 21, 2021). In response to a demand letter issued by BurgerFi to Gino Gargiulo, a former franchisee, demanding that Mr. Gargiulo pay the balance owed under an asset purchase agreement wherein BurgerFi sold the Dania Beach, Florida BurgerFi location to Mr. Gargiulo, Mr. Gargiulo filed suit against BurgerFi claiming, in addition to other matters, that no further monies are owed under the asset purchase agreement and alleges that the Company is responsible for one of Mr. Gargiulo’s failed franchises in Sunny Isles, Florida, losses he has allegedly sustained at his Dania Beach location, and reimbursement of expenses in connection with his marketing company. Mr. Gargiulo seeks damages in excess of $2.0 million in the aggregate. The parties attended mediation on January 20, 2022, which ended in an impasse. Mr. Gargiulo amended his complaint in April 2022, which, among other matters, amended the defendant parties. In October 2022, the Company filed an additional motion to dismiss the amended complaint and a motion to stay discovery. In January 2023, Mr. Gargiulo filed a third amended complaint. In March 2023, the Company filed an answer to Mr. Gargiulo’s complaint and a counterclaim against Mr. Gargiulo relating to the breach of the asset purchase agreement discussed above. On November 5, 2023, the parties attended mediation, which ended in an impasse. Depositions are ongoing and a trial has been set for April 15, 2024. We believe that all Mr. Gargiulo claims are meritless, and the Company plans to vigorously defend these allegations. Management is unable to determine the likelihood of a loss or range of loss, if any, which may result from the case described above, and, therefore, no contingent liability has been recorded as of January 1, 2024; any losses, however, may be material to the Company's financial position and results of operations.

All Round Food Bakery Products, Inc. v. BurgerFi International, LLC and Neri’s Bakery Products, Inc. et al (Supreme Court Westchester County, New York (Index Number 52170-2020)). In a suit filed in February 2020, the plaintiff, All Round Food Bakery Products, Inc. (“All Round Food”) alleged breach of contract and lost profits in excess of $1.0 million over the course of the supply agreement with the Company and Neri’s Bakery Products, Inc. (“Neri’s” and together with the Company, the “Defendants”). The Defendants asserted, among other matters, that the supply agreement amongst the parties, whereby All Round Food was warehousing BurgerFi products produced by Neri’s, was terminated when All Round Food failed to cure its material breach of the supply agreement after due notice. The parties attended several additional court ordered mediations over several months to attempt to resolve the dispute. No resolution was reached in such mediations. However, the court entered an order to dismiss the case with prejudice on August 15, 2023; therefore, no contingent liability has been recorded as of January 1, 2024.

John Rosatti, as Trustee of the John Rosatti Revocable Trust U/A/D 08/27/2001 (the "JR Trust") v. BurgerFi International, Inc. (In the Circuit Court for the Eleventh Judicial Circuit, Florida, File No. 146578749). On March 28, 2022, the JR Trust filed a suit against BurgerFi alleging that the JR Trust suffered losses in excess of $10.0 million relating to BurgerFi’s alleged failure to timely file a registration rights agreement. The parties entered into a settlement agreement on January 11, 2023, whereby (i) the Company agreed to pay Mr. Rosatti $0.5 million in cash and issue him 200,000 shares of BFI common stock and, (ii) Mr. Rosatti agreed to transfer the assets and liabilities of the five former JR Trust stores to the Company. This settlement agreement, which the Company values on a net basis to be approximately $0.8 million of value transferred to Mr. Rosatti, resolved all remaining disputes between the parties, and Mr. Rosatti withdrew the related lawsuits against the Company.

Employment Related Claims.

In July 2021, the Company received a demand letter from the attorney of one of its now former hourly restaurant employees. The letter alleges that the former employee was sexually harassed by one of her co-workers. The demand letter claims that the Company discriminated and retaliated against the former employee based on her gender and age and also alleged intentional infliction of emotional distress, negligent hiring, negligent training, and negligent supervision. While the Company entered into a partial settlement with the former employee in December 2022 for a de minimis cash amount relating solely to the discrimination claim, the other claims remain.

In March 2020, the Company received notification of a U.S. Equal Employment Opportunity Commission (the “EEOC”) complaint claiming sexual harassment and assault. On July 5, 2023, the EEOC issued a determination letter declining to investigate the matter further and issued a right to sue letter. On September 29, 2023, the claimant filed a lawsuit. The suit is in the early stages and the Company is currently working through initial responses.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

While the Company believes that all claims of the above mentioned Employment Related Claims, which are covered under the Company’s insurance policies, are meritless, and it plans to defend these allegations, it is reasonably possible that the Company may ultimately be required to pay substantial damages to the claimants, which could be up to $0.5 million more in aggregate compensatory damages, attorneys’ fees and costs. Management believes that any liability, in excess of applicable insurance coverages or accruals, which may result from these claims, would not be significant to the Company’s financial position or results of operations.

General Liability and Other Claims.

The Company is subject to other legal proceedings and claims that arise during the normal course of business, including landlord disputes, slip and fall cases, and various food related matters. While it intends to vigorously defend these matters, it is reasonably possible that the Company may be required to pay substantial damages to the claimants. Management believes that any liability, in excess of applicable insurance coverages or accruals, which may result from these claims, would not be significant to the Company’s financial position or results of operations.

Purchase Commitments

From time to time, the Company enters into purchase commitments for food commodities in the normal course of business. As of January 1, 2024, the Company has $5.7 million in conditional purchase obligations over the next 12 months.

8.     Redeemable Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of January 1, 2024 and January 2, 2023, there were 2,120,000 shares of redeemable preferred stock outstanding, par value $0.0001 per share (the “Series A Junior Preferred Stock”), outstanding. .

As of January 1, 2024 and January 2, 2023, the value of the redeemable preferred stock was $55.6 million and $51.4 million, respectively and the principal redemption amount was $53.0 million. During the years ended January 1, 2024 and January 2, 2023, the Company recorded non-cash interest expense on the redeemable preferred stock in the amount of $4.2 million and $3.9 million, respectively, related to accretion of the preferred stock to its estimated redemption value.

On November 3, 2021, and as part of the Anthony's acquisition, the Company issued 2,120,000 shares of Series A Junior Preferred Stock. The Series A Junior Preferred Stock is redeemable on November 3, 2027 and accrues dividends at 7% per annum compounded quarterly from June 15, 2024 with such rate increasing by an additional 0.35% per quarter commencing with the three month period ending September 30, 2024; provided, however, that in the event that the Credit Agreement is refinanced or repaid in full prior to June 15, 2024 and the Series A Junior Preferred Stock is not redeemed in full on such date, from and after such date, the Series A Junior Preferred Stock shall accrue dividends at 5% per annum, compounded quarterly, until June 15, 2024.

On February 24, 2023, the Company filed an amended and restated certificate of designation, (the “A&R CoD”), which among other matters, added a provision providing that in the event the Company fails to timely redeem any shares of Series A Preferred Stock on November 3, 2027, the applicable dividend rate shall automatically increase to the lesser of (A) the sum of 10% plus the 2% applicable default rate (with such aggregate rate increasing by an additional 0.35% per quarter from and after November 3, 2027), or (B) the maximum rate that may be applied under applicable law, unless waived in writing by a majority of the outstanding shares of Series A Junior Preferred Stock.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The A&R CoD also added a provision providing that in the event the Company fails to timely redeem any shares of Series A Junior Preferred Stock in connection with a Qualified Financing (as defined in the A&R CoD) or on November 3, 2027 (a “Default”), the Company agrees to promptly commence a debt or equity financing transaction or sale process to solicit proposals for the sale of the Company and its subsidiaries (or, alternatively, the sale of material assets) designed to yield the maximum cash proceeds to the Company available for redemption of the Series A Junior Preferred Stock as promptly as practicable, but in any event, within 12 months from the date of the Default. If on or after November 3, 2026, the Company is aware that it is reasonably unlikely to have sufficient cash to timely effect the redemption in full of the Series A Junior Preferred Stock when first due, the Company shall, prior to such anticipated due date, take reasonable steps to engage an investment banking firm of national standing (and other appropriate professionals) to conduct preparatory work for such a financing transaction and sale process of the Company and its subsidiaries to provide for such transaction to occur as promptly as possible after any failure for a timely redemption of the Series A Junior Preferred Stock.

The Series A Junior Preferred Stock ranks senior to the Common Stock and may be redeemed at the option of the Company at any time and must be redeemed by the Company in limited circumstances. The Series A Junior Preferred Stock shall not have voting rights or conversion rights.

For further discussion of the A&R CoD, including certain board and governance rights included in the A&R CoD, please see Part I, Item 1A Risk Factors “We have significant stockholders whose interests may differ from those of our public stockholders.” and Part III, Item 10 Directors and Executive Officers.

9.     Debt

(in thousands)	January 1, 2024	January 2, 2023
Term loan	$53,253	$54,507
Related party note payable	15,100	10,000
Revolving line of credit	—	4,000
Other notes payable	701	780
Finance lease liability	1,576	933
Total Debt	$70,630	$70,220
Less: Unamortized debt discount related party note	(612)	(765)
Less: Unamortized debt issuance costs	(978)	(1,441)
Total Debt, net	$69,040	$68,014
Less: Short-term borrowing, including finance leases	(52,834)	(4,985)
Total Long-term borrowings, including finance leases and related party note	$16,206	$63,029

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Credit Agreement

On November 3, 2021, as further amended as described below and as part of the Anthony’s acquisition, the Company joined a credit agreement with a syndicate of commercial banks (as amended, the “Credit Agreement”). The Credit Agreement, which has a maturity date of September 30, 2025 (the “Maturity Date”), provides the Company with lender financing structured as a $57.8 million term loan and a $4.0 million revolving loan. The terms of the Credit Agreement require the Company to repay the principal of the term loan in quarterly installments of approximately $0.8 million with the balance due at the Maturity Date. The principal amount of revolving loans is due and payable in full on the Maturity Date. The loan and revolving line of credit are secured by substantially all of the Company’s assets and incurred interest on outstanding amounts of 6.75% through December 31, 2023 and incur interest of 7.25% through June 15, 2024 and 7.75% from June 16, 2024 though the Maturity Date.

Effective March 9, 2022, certain of the covenants of (i) the Company and Plastic Tripod, Inc., as the borrowers (the "Borrowers"), and (ii) the subsidiary guarantors (the "Guarantors") party to the Credit Agreement were amended (such amendment herein referred to as the “Twelfth Amendment”). Pursuant to the terms of the Twelfth Amendment, the Borrowers and Guarantors agreed to pay incremental deferred interest of 2% per annum, in the event that the obligations under the Credit Agreement were not repaid on or prior to June 15, 2023; provided, however, that if no event of default had occurred and was continuing then (i) no incremental deferred interest would be due if all of the obligations under the Credit Agreement had been paid on or prior to December 31, 2022, and (ii) only 50% of the incremental deferred interest would be owed if all of the obligations under the Credit Agreement had been paid from and after January 1, 2023 and on or prior to March 31, 2023.

The Credit Agreement was further amended on December 7, 2022 (such amendment herein referred to as the “Thirteenth Amendment”) by amending certain covenants of the Credit Agreement and extending the maturity date of June 15, 2024 to September 30, 2025. The amendment also provided for periodic increases to the annual rate of interest changing the rate per annum to (i) 5.75% from January 1, 2023 through June 15, 2023; (ii) 6.75% per annum from June 16, 2023 through December 31, 2023; (iii) 7.25% per annum from January 1, 2024 through June 15, 2024; and (iv) 7.75% per annum from and after June 16, 2024 through the Maturity Date. In addition, the 2% incremental deferred interest implemented on March 9, 2022 was reduced to 1% beginning January 3, 2023 and was eliminated at December 31, 2023.

The terms of the Thirteenth Amendment also provided for a change in the timing of paying approximately $0.3 million of deferred interest payments previously scheduled to be paid on June 16, 2023 to be paid monthly from January to June 2023, while deferring the balance of deferred interest amount of approximately $1.3 million from June 15, 2023 to December 31, 2023. The Borrowers and Guarantors also agreed to obtain $5.0 million in net cash proceeds from (i) a shelf registration and equity issuance by not later than January 2, 2023, or (ii) issuance of unsecured subordinated debt by not later than January 30, 2023, referred to as the “Initial New Capital Infusion Covenant”.

Under the terms of the Thirteenth Amendment, certain modifications were made to the accounting definitions in the Credit Agreement to bring such definitions in line with Company practices and needs.

In addition, under the terms of the Thirteenth Amendment, the Borrowers and Guarantors agreed to reset their consolidated senior lease-adjusted leverage ratio and fixed charge coverage ratio as follows:
(a) maintain a quarterly consolidated senior lease-adjusted leverage ratio greater than (i) 7.00 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2022, (ii) 7.00 to 1.00 as of the end of the fiscal quarter ending on or about March 31, 2023, and (iii) 6.50 to 1.00 as of the end of the fiscal quarter ending on or about June 30, 2023 and the end of each fiscal quarter thereafter;
(b) maintain a quarterly minimum fixed charge coverage ratio of 1.10 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2022 and the end of each fiscal quarter thereafter; and
(c) the liquidity requirement of the Credit Agreement remained unchanged; provided, that in the event the Company had not received by January 2, 2023 at least $5.0 million in net cash proceeds as a result of shelf registration and equity issuance then the required liquidity amount as of January 2, 2023 would be reduced to $9.5 million.

The consolidated senior lease-adjusted leverage ratio, fixed charge coverage ratio and liquidity are computed in accordance with the Credit Agreement.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

If upon delivery of the quarterly financial statements, the consolidated fixed charge coverage ratio as of the end of any fiscal quarter of the Company ending after January 2, 2023 was less than 1.15 to 1.00, then Borrowers and Guarantors agreed to engage a consulting firm to help with certain operational activities and other matters as reasonably determined by the lenders; provided, that, if after delivery of the quarterly financial statements, (i) the consolidated fixed charge coverage ratio as of the end of each of the two prior consecutive fiscal quarters of the Company was greater than 1.15 to 1.00, and (ii) the consolidated senior lease-adjusted leverage ratio as of the end of each of the two prior consecutive fiscal quarters of the Company was less than the correlative amount of the consolidated senior lease-adjusted leverage ratio required for the financial covenants for such fiscal quarters by 0.25 basis points or more, then retention of the consulting firm shall not be required during the following fiscal quarter.

On February 1, 2023, the Credit Agreement was amended through the Fourteenth Amendment and subsequently on February 24, 2023 further amended through the Fifteenth Amendment resulting in the Company and its subsidiaries entering into a Secured Promissory Note (the “Note”) with CP7 Warming Bag L.P., an affiliate of L. Catterton Fund L.P., as lender (the “Junior Lender”), pursuant to which the Junior Lender continued that certain delayed draw term loan (the “Delayed Draw Term Loan”) of $10.0 million, under the Credit Agreement, which is junior subordinated secured indebtedness, and also provided $5.1 million of new junior subordinated secured indebtedness, to the Company (collectively the “Junior Indebtedness”), for a total of $15.1 million in junior subordinated secured debt on terms reasonably acceptable to the Required Lenders (as defined in the Credit Agreement), including, without limitation, that (i) such indebtedness shall not mature until at least two years after the maturity date of the credit facility of September 30, 2025; (ii) no payments of cash interest shall be made on such indebtedness until after the repayment in full of the obligations under the Credit Agreement; and (iii) no scheduled or voluntary payments of principal shall be made until after the repayment in full of the obligations under the Credit Agreement.

The Note, which accrues interest at 4% per annum (i) is secured by a second lien on substantially all of the assets of the Borrowers and the Guarantors pursuant to the terms of the Note and that certain Guaranty and Security Agreement, dated February 24, 2023, by and among the Guarantors and the Junior Lender, (ii) is subject to the terms of that certain Intercreditor and Subordination Agreement dated February 24, 2023, by and between the Administrative Agent and the Junior Lender and acknowledged by the Borrowers and the Guarantors, and (iii) matures on the date that is the second anniversary of the maturity date under the Credit Agreement (the “Junior Maturity Date”), or September 30, 2027.

Under the terms of the Note, no payments of cash interest or payments of principal shall be due until the Junior Maturity Date, and no voluntary prepayments may be made on the Junior Indebtedness prior to the Junior Maturity Date until after the repayment in full of the obligations under the Credit Agreement. The Company had $14.5 million outstanding under the Note as of January 1, 2024; this amount is included in Related party note payable in the consolidated balance sheets.

On July 7, 2023, the Credit Agreement was amended through the Sixteenth Amendment, which amended the definition of EBITDA for the purposes of expanding the scope of non-recurring items that may be included in the determination of Adjusted EBITDA, as well as modifications to the timeline for when a management consultant must be engaged.

In addition, under the terms of the Sixteenth Amendment, the Borrowers and Guarantors agreed to reset their consolidated senior lease-adjusted leverage ratio and fixed charge coverage ratio as follows:
(a) maintain a quarterly consolidated senior lease-adjusted leverage ratio greater than (i) 7.00 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2023, (ii) 6.75 to 1.00 as of the end of each of the fiscal quarters ending on or about March 31, 2024, June 30, 2024 and September 30, 2024, and (iii) 6.50 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2024 and the end of each fiscal quarter thereafter; and
(b) maintain a quarterly minimum fixed charge coverage ratio of (i) 1.00 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2023, (ii) 1.05 to 1.00 as of the end of each of the fiscal quarters ending March 31, 2024, June 30, 2024 and September 30, 2024, and (iii) 1.10 to 1.00 as of the end of the fiscal quarter ending on or about December 31, 2024 and the end of each fiscal quarter thereafter.

As of January 1, 2024, the Company was not in compliance with the minimum liquidity requirement of the Credit Agreement,which constitutes a breach of the Credit Agreement and an event of default. Accordingly, the outstanding balance of the Credit Agreement is included in short-term borrowings together with the short term borrowings, including finance leases in the accompanying consolidated balance sheets.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The Company is not forecasted to have the readily available funds to repay the debt if the lenders do call the debt, which raises substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has been actively engaged in discussions with its lenders to explore potential solutions regarding the default event and its resolution. We cannot, however, predict the results of any such negotiations.

The terms of the Credit Agreement as amended require the Company to repay the principal of the term loan in quarterly installments; however due to event of default we classified all of the principal as payable within the next 12 months as follows:

(in thousands)
2024	$53,253
2025	—
2026	—
2027	15,100
Total	$68,353

The Delayed Draw Term Loan (as continued, amended and restated on February 24, 2023) is a non-interest bearing loan and, accordingly, was recorded at fair value as part of the Anthony’s acquisition which resulted in a debt discount of approximately $1.3 million; this amount is being amortized over the period of the Delayed Draw Term Loan.. The Company recorded $0.2 million and $0.5 million for the years ended January 1, 2024 and January 2, 2023 respectively, as amortization of the debt discount which is included within interest expense in the accompanying consolidated statements of operations. Beginning February 24, 2023, the Junior Indebtedness bears interest at 4%. The Company recorded interest expense of $0.5 million for the year ended January 1, 2024.

The loan and revolving line of credit under the Credit Agreement are secured by substantially all of the Company’s assets and incur interest on outstanding amounts at the following rates per annum through maturity:

Time Period	Interest Rate
From January 1, 2024 through June 15, 2024	7.25%
From June 16, 2024 through maturity	7.75%

For the years ended January 1, 2024 and January 2, 2023, the Company had $1.0 million and $0.9 million, respectively, of deferred financing costs in connection with Credit Agreement. Amortization expense associated with deferred financing costs, in the amount of $0.5 million for each of the years ended January 1, 2024 and January 2, 2023, is included in interest expense in the accompanying consolidated statements of operations.

Other Notes Payable

Other notes payable relates to (i) a note payable to an individual, issued in connection with the Company’s acquisition of a franchised restaurant, which accrues interest over a 7-year amortization period with interest at 7.0% with a maturity date of June 1, 2024, and (ii) an Economic Injury Disaster Loan from the Small Business Administration (“SBA”), payable over a 30-year amortization period with interest at 3.7% with a maturity date of July 25, 2052, which is primarily for one corporate-owned restaurant.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Interest expense consists of the following for the periods shown:

(in thousands)	Year Ended January 1, 2024	Year Ended January 2, 2023
Interest on credit agreement	$3,751	$3,814
Interest on related party note	502	—
Amortization of debt issuance costs	520	514
Amortization of related party note discount	153	510
Non-cash interest on redeemable preferred stock	4,211	3,892
Other interest expense (income)	(309)	(71)
Total	$8,828	$8,659

10.    Leases

The Company has entered into various lease agreements. For the years ended January 1, 2024 and January 2, 2023, rent expense was approximately $16.5 million and $16.2 million, respectively. The Company’s lease agreements expire on various dates through 2032 and have renewal options.

On January 1, 2022, the Company adopted ASU 2016-02. Results for reporting periods beginning on or after January 1, 2022 are presented under ASC 842. Prior period amounts were not revised and continue to be reported in accordance with ASC Topic 840 “Leases”, the accounting standard then in effect.

Upon transition, on January 1, 2022, the Company recorded the following increases (decreases) to the respective line items on the consolidated balance sheets:

(in thousands)	Adjustment as of January 2, 2022
Prepaid expenses	$(773)
Operating right-of-use asset, net	57,385
Finance right-of-use asset, net	855
Deferred rent	(900)
Short-term operating lease liability	9,457
Short-term finance lease liability	143
Long-term operating lease liability	49,149
Long-term finance lease liability	712

A summary of finance and operating lease right-of-use assets and liabilities as of January 1, 2024 and January 2, 2023 is as follows:

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

(in thousands)	Classification	January 1, 2024	January 2, 2023
Operating Leases	Operating right-of-use asset, net	$46,052	$45,741
Finance Leases	Property and equipment, net	1,116	852
Total right-of-use assets		$47,168	$46,593

Operating leases:
	Short-term operating lease liability	$10,111	$9,924
	Long-term operating lease liability	44,631	40,748
Finance leases:
	Short-term borrowings, including finance	226	150
	Long-term borrowings, including finance	1,350	783
Total lease liabilities		$56,318	$51,605

The components of lease expense for the periods shown is as follows:

(in thousands)	Classification	Year Ended January 1, 2024	Year Ended January 2, 2023
Operating lease cost	Occupancy and related expenses	$13,051	$12,969
	Pre-opening costs	93	—
	Store closure costs	75	—

Lease asset impairment	Asset impairment	2,617	3,846

Finance lease costs:
Amortization of right-of use assets	Depreciation and amortization expense	282	258
Interest on lease liabilities	Interest expense	85	63
Less: Sublease income	Occupancy and related expenses	(204)	(194)
Total lease cost		$15,999	$16,942

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The maturity of the Company's operating and finance lease liabilities as of January 1, 2024 is as follows:

(in thousands)	Operating Leases	Finance Leases
2024	13,828	$362
2025	13,270	348
2026	11,523	319
2027	9,881	287
2028	8,245	263
2029 and thereafter	9,884	554
Total undiscounted lease payments	66,631	2,133
Less: present value adjustment	(11,889)	(557)
Total net lease liabilities	$54,742	$1,576

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates.

A summary of lease terms and discount rates for finance and operating leases is as follows:

Year Ended January 1, 2024

Weighted-average remaining lease term (in years):
Operating Leases	5.5
Finance Leases	6.6
Weighted-average discount rate:
Operating Leases	7.6%
Finance Leases	9.6%

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

11.     Income Taxes

The (benefit) from provision for income taxes is set forth below:

(in thousands)	January 1, 2024	January 2, 2023
Current:
U.S. Federal	$—	$—
State	13	35
Total current income tax expense	$13	$35
Deferred:
U.S. Federal	(6,117)	(10,002)
State	(499)	(1,469)
Total deferred income tax benefit	(6,616)	(11,471)
Valuation allowance	6,538	11,341
Total deferred income tax benefit, net of valuation allowance	(78)	(130)
Income tax benefit	$(65)	$(95)

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The reconciliation of income tax computed at the U.S. federal statutory rate of 21% to the Company’s effective tax rate is set forth below:

(in thousands)	January 1, 2024	January 2, 2023
Income tax provision at the U.S. federal statutory rate	$(6,462)	$(21,741)
Permanent differences	1,434	870
Share-based compensation	(33)	(463)
State income taxes, net of federal benefit	(675)	(1,640)
Change in warrant liability	(3)	(527)
Goodwill impairment	—	11,471
True-up	221	1,983
Change in valuation allowance	6,538	11,342
Change in rate	13	(249)
Tax credits	(1,098)	(1,141)
Total income tax benefit	$(65)	$(95)

The components of the Company's deferred tax liabilities at January 1, 2024 and January 2, 2023 are set forth below:

(in thousands)	January 1, 2024	January 2, 2023
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$30	$40
Goodwill	3,503	4,625
Fixed Assets	2,307	2,164
Deferred franchise fees	187	277
Deferred rent	—	—
Stock compensation	1,210	1,730
Net operating losses, Federal	17,116	13,649
Net operating losses, State	3,264	2,691
Deferred payroll taxes	—	—
Interest expense	7,309	5,351
Lease liability	14,128	13,104
Tax credits	2,951	1,854
Other	1,418	1,599
Gross deferred tax assets	53,423	47,084
Valuation allowance	(29,166)	(22,629)
Net deferred tax assets	24,257	24,455
Intangible assets	(13,571)	(13,878)
Lease ROU asset	(11,832)	(11,800)
Fixed assets	—	—
Deferred tax liabilities	(25,403)	(25,678)
Total net deferred tax liabilities	$(1,146)	$(1,223)

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

As of January 1, 2024, the Company’s federal net operating loss carryforwards for income tax purposes was $81.5 million. On a tax-effected basis, the Company also had net operating losses of $3.3 million related to various state jurisdictions. $71.9 million of the federal net operating loss carryforwards will be carried forward indefinitely and will be available to offset 80% of taxable income. The remaining amount of the federal net operating loss carryforwards will expire at varying dates through 2038.

Pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, the utilization of net operating loss carryforwards and tax credits may be limited as a result of a cumulative change in stock ownership of more than 50% over a three year period. The Company underwent such a change and consequently, the utilization of a portion of the net operating loss carryforwards and tax credits is subject to certain limitations.

Section 382 of the Internal Revenue Code limits the Company’s ability to utilize certain tax deductions to offset taxable income in future years, due to the existence of a Net Unrealizable Built-In Loss at the time of the change in control. Such a limitation will be effective for a five-year period subsequent to the change in control. In the event the Company has Recognized Built-In Losses (“RBIL”) during the five-year period, those losses will be limited; losses exceeding the annual limitation are carried forward as RBIL carryovers. As of January 1, 2024 the Company has approximately $3.7 million of RBIL carryovers, which carry forward indefinitely.

In assessing the realizability of deferred income tax assets, ASC 740 requires that a more likely than not standard be met. If the Company determines that it is more likely than not that deferred income tax assets will not be realized, a valuation allowance must be established. The realization of deferred tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies when making this determination. The Company has experienced cumulative losses in recent years which is significant negative evidence that is difficult to overcome in order to reach a determination that a valuation allowance is not required. Based on the Company's evaluation of its deferred tax assets, a valuation allowance of approximately $29.2 million has been recorded against the deferred tax asset.

The following table summarizes the Company's unrecognized tax benefits at January 1, 2024 and January 2, 2023:

(in thousands)	January 1, 2024	January 2, 2023
Beginning balance	$229	$660
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	—
Reductions for positions of prior years	(229)	(431)
Ending balance	$—	$229

The statute of limitations for the Company’s state tax returns varies, but generally the Company’s federal and state income tax returns from its 2020 fiscal year forward remain subject to examination.

12.     Stockholders' Equity

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. At January 1, 2024 and January 2, 2023, there were 26,832,691 shares and 22,257,772 shares of common stock outstanding, respectively.

In addition to the CEO Awards, as defined below, as an inducement to employment, effective as of July 10, 2023, the Company issued the CEO 63,500 shares of the Company’s common stock, which such shares are subject to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors.

As of January 1, 2024 and January 2, 2023, there were 2,120,000 shares of preferred stock outstanding. See Note 8, “Redeemable Preferred Stock,” for further information.

Warrants

As of January 1, 2024 and January 2, 2023, the Company had the following warrants and options outstanding: 15,063,800 warrants outstanding, each exercisable for one share of common stock at an exercise price of $11.50 including 11,468,800 in public warrants, 3,000,000 in private placement warrants (“Private Placement Warrants”), 445,000 in Private Warrants and 150,000 in Working Capital Warrants. The public warrants expire in December 2025. There were no warrants exercised during the years ended January 1, 2024 and January 2, 2023.

The public warrants became exercisable 30 days after the completion of the BurgerFi acquisition, provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available. Warrant holders may, during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

The Company may redeem the public warrants:

•in whole and not in part;
•at a price of $0.01 per warrant;
•at any time during the exercise period;
•upon a minimum of 30 days' prior written notice of redemption;
•if, and only if, the last sale price of the Company's common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders; and
•if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

The Private Placement Warrants, Private Warrants and Working Capital Warrants (collectively, the“Other Warrants”) are identical to the public warrants, except that the Other Warrants and the common stock issuable upon the exercise of the Other Warrants became transferable, assignable or salable after the completion of the BurgerFi acquisition, subject to certain limited exceptions. Additionally, the Other Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Other Warrants are held by someone other than the initial purchasers or their permitted transferees, the Other Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants. Due to this provision, the Other Warrants are accounted for as liabilities.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Unit Purchase Options

The Company had an outstanding Unit Purchase Option Agreement with an investor, to purchase up to 750,000 Units (Units include one common share and one warrant per Unit) exercisable at $10.00 per Unit. The unit purchase option (“UPO”) could have been exercised for cash or on a cashless basis, at the holder’s option; however, it expired on on March 17, 2023 without being exercised, and there were no UPO exchanges between January 2, 2023 and March 17, 2023.

Share-Based Compensation

The Company has the ability to grant stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and performance compensation awards to current or prospective employees, directors, officers, consultants or advisors under the Plan. The Plan was established to benefit the Company and its stockholders, by assisting the Company to attract, retain and provide incentives to key management employees, directors, and consultants of the Company, and to align the interests of such service providers with those of the Company’s stockholders. Accordingly, the Plan provides for the granting of Non-qualified Stock Options, Incentive Stock Options, RSU Awards, Restricted Stock Awards, Stock Appreciation Rights, Performance Stock Awards, Performance Unit Awards, Unrestricted Stock Awards, Distribution Equivalent Rights or any combination of the foregoing.

The initial aggregate number of Shares that were issuable under the Plan was 2,000,000 Shares. Provisions under the Plan allow for the aggregate number of Shares reserved for Awards under the Plan (other than Incentive Stock Options) to automatically increase on January 1 of each year, for a period of not more than 10 years, commencing on January 1 of the year following the year after the date the Plan became effective in an amount equal to 5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, provided that the Compensation Committee of the board of directors (the “Compensation Committee”) may determine prior to the first day of the applicable fiscal year to lower the amount of such annual increase.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The Company grants RSUs with service conditions, PSUs with performance and market conditions and unrestricted stock awards. RSUs granted with service conditions generally vest over 4 years. Performance conditions are based on key performance indicators, and market conditions include an index to the market value of the stock price of the Company. The fair value of the RSUs and PSUs granted is determined using the fair market value of the Company’s common stock on the date of grant, as set forth in the applicable Plan document.

The following table summarizes activity of RSUs and PSUs issued under the Plan during the year ended January 1, 2024:

	Service Condition		Performance Condition		Market Condition
	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at January 2, 2023	162,000	$14.65	1,051,100	$12.62	232,500	$5.34
Granted	330,960	1.30	496,000	1.19	—	—
Vested	(358,595)	5.25	(283,487)	13.66	(52,500)	$6.40
Forfeited	(84,365)	1.59	(191,063)	5.85	(140,000)	5.38
Non-vested at January 1, 2024	50,000	$15.70	1,072,550	$8.27	40,000	3.37

Service Condition RSUs

The Company grants RSUs with service conditions to certain officers and key employees. The vesting of these awards is contingent upon meeting the requisite service period. The fair value of these RSU awards granted is determined using the fair market value of the Company’s common stock on the date of grant. During the years ended January 1, 2024 and January 2, 2023, the Company recognized share-based compensation expense of approximately $1.1 million and $2.1 million, respectively, in relation to these awards.

Performance Condition PSUs

The Company grants performance-condition PSUs to certain officers and employees of the Company. The vesting of these PSU awards is contingent upon meeting one or more defined operational or financial goals.

The fair values of the PSU awards granted was determined using the fair market value of the Company’s common stock on the date of grant. Share-based compensation expense recorded for these PSU awards is reevaluated at each reporting period based on the probability of the achievement of the goal. Certain goals were achieved as of January 1, 2024 and January 2, 2023; accordingly, the Company recognized share-based compensation expense of approximately $2.9 million and $3.7 million, respectively, in relation to these awards.

Market Condition PSUs

The Company grants market-condition PSUs to certain members of senior management of the Company. The vesting of these awards is contingent upon meeting one or more defined market conditions tied to the share price of BurgerFi common stock outstanding.

The fair value of market condition awards granted was estimated using the Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the market conditions will be achieved and is applied to the trading price of the Company’s common stock on the date of grant. In January 2022 and July 2021, the Company modified the terms related to certain market condition awards that the Compensation Committee previously approved. As a result of these modifications, the Company recorded additional share-based compensation of $0.2 million during the year ended January 2, 2023.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The input variables are noted in the table below:

Year Ended January 2, 2023
Risk-free interest rate	0.4% - 4.1%
Expected life in years	2
Expected volatility	57.3% - 65.9%
Expected dividend yield *	—%
* The Monte Carlo method assumes a reinvestment of dividends.

Share-based compensation expense is recorded ratably for market condition PSUs during the requisite derived service period and is not reversed, except for forfeitures, at the vesting date regardless of whether the market condition is met. The Company recognized a reversal of share-based compensation expense due to forfeitures of approximately $0.1 million for the year ended January 1, 2024; for the year ended January 2, 2023, the Company recognized $0.6 million in share-based compensation expense in relation to these awards.

Unrestricted Stock Awards

On January 3, 2023, the Company issued 1,141,750 unrestricted shares to the Executive Chairman and two senior executives of the Company, as well as 38,000 unrestricted shares to the Consultant Principal (see Note 6,”Related Parties”). The Company recognized approximately $1.5 million of share based-compensation for the year ended January 1, 2024.

Restricted Stock Unit Awards - Inducement Awards

On July 10, 2023, the Company issued awards of RSUs and PSUs to the Chief Executive Officer (“CEO Awards”) and the Chief Financial Officer (“CFO Awards”) as part of an inducement to enter into employment agreements with the Company (“Inducement Awards”). The Inducement Awards are not part of the Plan.

Terms of the Inducement Awards are as follows:

•The CEO Awards are comprised of 500,000 time-based RSUs which, subject to continuous employment, vest in equal tranches of 100,000 units per year, and 500,000 PSUs, which, subject to continuous employment and the achievement of certain performance criteria, vest in equal tranches of 100,000 units per year.

•The CFO Awards are comprised of 200,000 time-based RSUs which, subject to continuous employment, vest in equal tranches of 40,000 units per year, and 200,000 PSUs, which, subject to continuous employment and the achievement of certain performance criteria, vest in equal tranches of 40,000 units per year.

	Performance Condition		Service Condition
	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at January 2, 2023	—	$—	—	$—
Granted	700,000	$1.57	700,000	$1.57
Vested	—	—	—	—
Forfeited	—	—	—	—
Non-vested at January 1, 2024	700,000	$1.57	700,000	$1.57

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Vesting for the Inducement Awards is over a 5-year period. Share based compensation expense related to the Inducement Awards recognized during the year ended January 1, 2024 was $0.2 million; there was no share-based compensation expense recognized during the year ended January 2, 2023. As of January 1, 2024, there was approximately $1.9 million of total unrecognized compensation cost related to unvested Inducement Awards to be recognized over a weighted average period of 3.2 years.

Share-based compensation expense recognized for awards under the Plan (RSUs,PSUs and unrestricted stock awards) and the Inducement Awards during the years ended January 1, 2024 and January 2, 2023 was $5.6 million and $10.2 million, respectively. As of January 1, 2024, there was approximately $8.5 million of total unrecognized compensation cost related to unvested RSUs and PSUs under the Plan and Inducement Awards to be recognized over a weighted average period of 2.3 years.

13.     Fair Value Measurements

Fair values of financial instruments are estimated using public market prices, quotes from financial institutions, and other available information. The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis as of January 1, 2024 and January 2, 2023.

	Items Measured at Fair Value at January 1, 2024 - Debt Instruments
(in thousands)	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Warrant liability	—	182	—
Total	$—	$182	$—

	Items Measured at Fair Value at January 2, 2023
(in thousands)	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Warrant liability		$195
Total	$—	$195	$—

In estimating its fair value disclosures for financial instruments, the Company uses the following methods and assumptions:
Cash and cash equivalents: The carrying amount reported in the consolidated balance sheets for these items approximates fair value due to their liquid nature.

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

Accounts receivable, inventory, other current assets, accounts payable, accrued expenses and other current liabilities: The carrying value reported on the consolidated balance sheets for these items approximates their fair value, which is the likely amount for which the receivable or liability with short settlement periods would be transferred from/to a market participant with a similar credit standing as the Company’s.
Short-term borrowings: The fair value of the Company’s short-term borrowings under the Credit Agreement approximates between $20 million to $40 million and its carrying value was $53.3 million as of January 1, 2024. The fair value is estimated using Level 3 inputs based on quoted prices for those or similar instruments. The Company has been actively engaged in discussions with its lenders to explore potential solutions regarding the default event and its resolution. The fair value of the short-term borrowings are highly sensitive to the results of any such negotiations and may differ significantly from the fair value amount disclosed. Refer to Note 9, “Debt,” for further discussion.

Warrant liability: The fair value of the Company warrant liability is measured at fair value on a recurring basis, classified as Level 2 in the fair value hierarchy. The fair values of the Other Warrants are determined using the publicly-traded price of the Company’s common stock on the valuation dates of $0.86 on December 29, 2023, the last trading day before January 1, 2024 and $1.26 on December 30, 2022, the last trading day before January 2, 2023. The fair value is calculated using the Black-Scholes option-pricing model. The Black-Scholes model requires us to make assumptions and judgments about the variables used in the calculation, including the expected term, expected volatility, risk-free interest rate, dividend rate and service period. The calculated warrant price for private warrants was $0.05 and $0.05 on January 1, 2024 and January 2, 2023, respectively. The input variables for the Black-Scholes are noted in the table below:

	January 1, 2024	January 2, 2023
Risk-free interest rate	4.25%	4.14%
Expected life in years	2.0	3.0
Expected volatility	98.0%	68.0%
Expected dividend yield	0%	0%

Assets and liabilities that are measured at fair value on a non-recurring basis include the Company’s long-lived assets and definite-lived intangible assets. In determining fair value, the Company uses an income-based approach. As a number of assumptions and estimates were involved that are largely unobservable, they are classified as Level 3 inputs within the fair value hierarchy. Assumptions used in these forecasts are consistent with internal planning, and include revenue growth rates, royalties, gross margins, and operating expense in relation to the current economic environment and the Company’s future expectations.

14.      Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the CODM. The Company has two operating and reportable segments: BurgerFi and Anthony’s.

BurgerFi. BurgerFi is a fast-casual “better burger” concept with franchised and corporate-owned restaurants as offering burgers, hot dogs, crispy chicken, frozen custard, hand-cut fries, shakes, beer, wine and more.

Anthony’s. Anthony’s is a pizza and wing brand concept centered around a coal fired oven, and its menu offers “well-done” pizza, coal fired chicken wings, homemade meatballs, and a variety of handcrafted sandwiches and salads.

The CODM measures segment income based on Adjusted EBITDA and believes that the adjusted measure provides a baseline for analyzing business trends. The Company defines Adjusted EBITDA as net loss before goodwill impairment, asset impairment, employee retention credits, share-based compensation expense, depreciation and amortization expense, interest expense (which includes accretion on the value of preferred stock and interest accretion (on the related party note), restructuring costs, merger, acquisition and integration costs, legal settlements, store closure costs, gain on change in value of warrant liability, pre-opening costs, (gain) loss on sale of assets and income tax expense (benefit).

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

External sales are derived principally from food and beverage sales, royalty and franchise revenue.

The Company does not rely on any major customers as a source of sales, and the customers and long-lived assets of our segments are predominantly in the U.S. There were no material transactions among the Company’s segments.

The following table presents segment revenue and a reconciliation of adjusted EBITDA to net loss by segment:

	Consolidated		Anthony’s		BurgerFi
(in thousands)	January 1, 2024	January 2, 2023	January 1, 2024	January 2, 2023	January 1, 2024	January 2, 2023
Revenue by Segment	$170,100	$178,720	$125,637	$128,819	$44,463	$49,901

Net Loss	$(30,708)	$(103,432)	$(3,132)	(53,057)	$(27,576)	(50,375)
Goodwill impairment	—	66,569	—	49,064	—	17,505
Asset impairment charges	4,524	6,946	1,240	256	3,284	6,690
Employee retention credits	—	(2,626)	—	—	—	(2,626)
Share-based compensation expense	5,612	10,239	188	—	5,424	10,239
Depreciation and amortization expense	13,154	17,138	4,544	7,567	8,610	9,571
Interest expense	8,828	8,659	4,766	4,816	4,062	3,843
Restructuring costs	2,657	1,459	1,068	763	1,589	696
Merger, acquisition and integration costs	818	2,787	127	154	691	2,633
Legal settlements	564	1,623	99	35	465	1,588
Store closure costs	587	1,949	303	16	284	1,933
(Gain) on change in value of warrant liability	(13)	(2,511)	—	—	(13)	(2,511)
Pre-opening costs	203	474	—	—	203	474
(Gain) loss on sale of assets	(93)	(15)	(94)	19	1	(34)
Income tax (benefit) expense	(65)	(95)	(61)	(335)	(4)	240
Adjusted EBITDA	$6,068	$9,164	$9,048	$9,298	$(2,980)	$(134)

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

The following table summarizes information for the Company’s capital expenditures, long lived assets (including property and equipment, net and operating lease right-of-use assets), and total assets by segment as of and for the years ended January 1, 2024 and January 2, 2023:

(in thousands)	January 1, 2024	January 2, 2023
Capital Expenditures:
BurgerFi	$1,573	$1,428
Anthony’s	930	$1,089
Total	$2,503	$2,517

Long-lived assets:
BurgerFi	$19,184	$20,093
Anthony’s	42,989	$45,019
Total	$62,173	$65,112

Total Assets:
BurgerFi	$120,792	$136,810
Anthony’s	137,684	$139,970
Total	$258,476	$276,780

BurgerFi International Inc., and Subsidiaries
Notes to Consolidated Financial Statements

15.     Subsequent Events

In addition to the transactions and events disclosed throughout the financial statements, below are additional events that occurred subsequent to January 1, 2024.

On January 23, 2024, the Company received a notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules 5450(a)(1) (the “Bid Price Rule”) for continued listing. The Bid Price Rule requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice has no immediate effect on the listing of the Company’s common stock or warrants on the Nasdaq Global Market.

In accordance with the Compliance Period Rule, the Company has 180 calendar days to regain compliance. If at any time before the end of this 180-day period, or through July 22, 2024, the closing bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, subject to the Staff’s discretion to extend this period pursuant to Nasdaq Listing Rule 5810(c)(3)(H), the Staff will provide written notification that the Company has achieved compliance with the Bid Price Rule. If the Company does not regain compliance during this 180-day period, it may be eligible for additional time to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii) by transferring to the Nasdaq Capital Market.

The Company intends to continue to monitor the closing bid price of its common stock and seek to regain compliance with all applicable Nasdaq requirements within the allotted compliance periods. If the Company does not regain compliance within the allotted compliance periods, including any extensions that may be granted by the Staff, the Staff will provide notice that the Company’s common stock will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel. There can be no assurance that the Company will be successful in maintaining the listing of its common stock on the Nasdaq Global Market, or, if transferred, on the Nasdaq Capital Market.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this Form 10-K, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of January 1, 2024.

Management’s Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K. In making its assessment of the effectiveness of internal control, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”) in Internal Control-Integrated Framework (2013). Our internal control over financial reporting is designed to provide reasonable assurance to management and to our Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of January 1, 2024.

Limitations on Effectiveness of Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met.

Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting during the quarter ended January 1, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 9B. Other Information.

On March 27, 2024, the Board determined that the Company’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) will be held virtually by means of remote communication on or about June 6, 2024, or as otherwise set forth in the Company’s notice and proxy statement for the 2024 Annual Meeting. Stockholders of record at the close of business on April 9, 2024 will be entitled to notice of, and to vote at, the 2024 Annual Meeting.

Because the date of the 2024 Annual Meeting has changed by more than thirty (30) days from the date of the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”), the Company is including this disclosure to provide the due date for the submission of any qualified stockholder proposals or qualified stockholder director nominations.

As the 2024 Annual Meeting is scheduled to be held before the 1-year anniversary of the 2023 Annual Meeting, and the date of 2024 Annual Meeting was set after the deadline (February 2, 2024) had already passed for the receipt of proposals to be included in the 2024 Annual Meeting proxy statement pursuant to Rule 14a-8, the Company has determined that it is reasonable to not change the original deadline for the receipt of proposals to be included in the 2024 Annual Meeting proxy statement.

In accordance with the Company’s second amended and restated bylaws (the “Bylaws”), any stockholder who intends to submit a proposal to be considered at the 2024 Annual Meeting, including nominations of persons for election to our Board and other business, but not intended to be included in the Company’s proxy statement for the 2024 Annual Meeting, and other than in accordance with Rule 14a-8, must ensure that such proposal or nomination is delivered to or mailed and received at the principal executive offices of the Company no later than the close of business on April 22, 2024, the first business day following the tenth day following the date of this public announcement of the date of the 2024 Annual Meeting.

Stockholder proposals must comply with all applicable requirements set forth in the rules and regulations of the Securities and Exchange Commission, Delaware law and the Company’s Bylaws. Any proposal submitted after the above deadlines will be considered untimely and not properly brought before the 2024 Annual Meeting.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated herein by reference from the Company’s definitive proxy statement for its 2024 Annual Meeting of Stockholders to be filed no later than 120 days after January 1, 2024. We refer to this proxy statement as the “BFI Definitive Proxy Statement.”

Item 11. Executive Compensation.

The information required by this item will be contained in the BFI Definitive Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item, will be contained in the BFI Definitive Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be contained in the BFI Definitive Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Miami, FL, Auditor Firm ID: 185.

The information required by this item will be contained in the BFI Definitive Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and, Financial Statement Schedules.

(a) We have filed the following documents as part of this Annual Report on Form 10-K:

1.The financial statements listed in the "Index to Financial Statements" in Item 8. Financial Statements and Supplementary Data are filed as part of this report.

2.Financial statement schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.

3.Exhibits included or incorporated herein: See below.

Exhibit Index

Exhibit Number	Description

2.1	Membership Interest Purchase Agreement (Incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed by the registrant on June 30, 2020)

2.2	Amendment Agreement to the Membership Interest Purchase Agreement (Incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed by the registrant on October 1, 2020)

2.3
Amended and Restated Stock Purchase Agreement dated November 3, 2021 by and among Hot Air, Inc., Cardboard Box LLC and the Company (Incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed by the registrant on November 5, 2021)

2.4
Amendment to the Amended and Restated Stock Purchase Agreement, dated February 24, 2023, by and among Hot Air, Inc., Cardboard Box LLC and the Company (Incorporated by reference to Exhibit 2.4 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 3, 2023)

3.1
Amended and Restated Certificate of Incorporation of the Company, effective on December 16, 2020 (Incorporated by reference to Exhibit 3.1 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 14, 2022)

3.2
Amended and Restated Certificate of Designation of Series A Preferred Stock of the Company, dated February 27, 2023 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed by the Company on February 27, 2023)

3.3	Second Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed by the Company on March 24, 2022)

4.1*	Description of Capital Stock

4.2	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed by the Company on April 14, 2022)

4.3	Specimen Warrant Certificate (Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K filed by the Company on April 14, 2022)

4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2018)

10.1	Registration Rights Agreement dated December 16, 2020 (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.2	Amendment to IPO Escrow Agreement dated December 16, 2020 (Incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.3	Indemnification Escrow Agreement dated December 16, 2020 (Incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.4+
Voting Agreement among BurgerFi International Inc., the John Rosatti Revocable Trust U/A/D 08/27/2001 and John Rosatti, dated March 15, 2023 (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on March 16, 2023)

10.5 +	2020 Omnibus Equity Incentive Plan (Incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.6	Standstill Letter (Incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.7
Loan Agreement dated July 13, 2018 between BurgerFi International, LLC and Bank of America, N.A., as amended by the Amendment No. 1 to Loan Agreement dated October 31, 2019 (Incorporated by reference to Exhibit 10.9 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.8	Form of Franchise Agreement (Incorporated by reference to Exhibit 10.10 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.9+	Employment Agreement with Mr. Sternberg (Incorporated by reference to Exhibit 10.11 to the registrant's Current Report on Form 8-K filed by the registrant on December 23, 2020)

10.10+
Independent Contractor Agreement between BurgerFi International, Inc. and The Ivy Companies, Inc., dated April 23, 2021 (Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed by the Company on April 14, 2022).

10.11+
Amended Independent Contractor Agreement between BurgerFi International, Inc. and The Ivy Companies, Inc., dated September 1, 2022 (Incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q filed by the registrant on November 16, 2022)

10.12+	Employment Agreement between the Company and Michael Rabinovitch (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on March 3, 2021)

10.13+
Amended Employment Agreement between Michael Rabinovitch and BurgerFi International, Inc., dated March 4, 2022 (Incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed by the registrant on March 10, 2022)

10.14+
Second Amended Employment Agreement between Michael Rabinovitch and the Company, dated January 3, 2023 (Incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed by the registrant on January 6, 2023)

10.15
Escrow Agreement between the Company, Continental Stock Transfer & Trust Company, and the initial stockholders (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on March 15, 2018)

10.16+
Restricted Stock Unit Award Agreement between Ophir Sternberg and the Company, dated July 13, 2021 (Incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed by the registrant on July 16, 2021)

10.17+
Benchmark Restricted Stock Unit Award Agreement between Ophir Sternberg and the Company, dated July 13, 2021 (Incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed by the registrant on July 16, 2021)

10.18+
Unrestricted Stock Award Agreement between Ophir Sternberg and the Company, dated January 3, 2022 (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on January 6, 2022)

10.19+
Unrestricted Stock Award Agreement between Ophir Sternberg and BurgerFi International Inc., dated January 3, 2023 (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on January 6, 2023)

10.20+
Form of Independent Director Restricted Stock Unit Award Agreement with the Company (Incorporated by reference to Exhibit 10.12 to the registrant’s Current Report on Form 8-K filed by the registrant on July 16, 2021)

10.21+
Form of Independent Director Unrestricted Stock Award Agreement, dated December 21, 2021 (Incorporated by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q filed by the registrant on May 16, 2022)

10.22+
Form of Amendment to the Non-Qualified Stock Option Agreement pursuant to the Hot Air, Inc. Amended and Restated 2016 Stock Option Plan (Incorporated by reference to Exhibit 4.6 to the Company’s registration statement on Form S-8 filed by the Company on November 3, 2021)

10.23+
Form of Amendment to the Non-Qualified Stock Option Agreement pursuant to the Hot Air, Inc. Amended and Restated 2016 Stock Option Plan (Incorporated by reference to Exhibit 4.6 to the Company’s registration statement on Form S-8 filed by the Company on November 3, 2021)

10.24
Share Escrow Agreement, dated November 3, 2021, by and among the Company, Cardboard Box LLC and the Escrow Agent (Incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed by the registrant on November 5, 2021)

10.25
Registration Rights and Lock-Up Agreement, dated November 3, 2021, by and between Cardboard Box LLC and the Company (Incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed by the registrant on November 5, 2021)

10.26
Restrictive Covenants Agreement, dated November 3, 2021, by and among Catterton Partners VII, L.P., Catterton Partners VII Offshore, L.P. and Catterton Partners VII Special Purposes, L.P., on the one hand, and the Company, on the other hand (Incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed by the registrant on November 5, 2021)

10.27
Tenth Amendment to Credit Agreement and Joinder, dated November 3, 2021, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, CP7 Warming Bag, LP as a lender and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.7 to the registrant’s Current Report on Form 8-K filed by the registrant on November 5, 2021)

10.28
Eleventh Amendment to Credit Agreement, dated November 23, 2021, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, CP7 Warming Bag, LP as a lender and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.32 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 14, 2022)

10.29
Twelfth Amendment to Credit Agreement, dated March 9, 2022, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on March 10, 2022)

10.30
Thirteenth Amendment to Credit Agreement, dated December 7, 2022, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on December 9, 2022)

10.31
Fourteenth Amendment to Credit Agreement, dated February 1, 2023, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on February 2, 2023)

10.32
Fifteenth Amendment to Credit Agreement, dated February 24, 2023, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.44 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 3, 2023)

10.33
Sixteenth Amendment to Credit Agreement, dated July 7, 2023, by and among the Company, the Company’s subsidiaries, Plastic Tripod, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative agent for the lenders, collateral agent for the lenders, a lender, swingline lender and issuance bank, Cadence Bank, as a lender, Webster Bank, National Association, as a lender, Synovus Bank, as a lender, and the other lenders party from time to time thereto (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on July 7, 2023)

10.34
Secured Promissory Note, dated February 24, 2023, by Company and Plastic Tripod, Inc.in favor of CP7 Warming Bag, L.P. (Incorporated by reference to Exhibit 10.45 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 3, 2023)

10.35
Guaranty and Security Agreement, dated February 24, 2023, by and among the Company, Hot Air, Inc., ACFP Management, Inc., Anthony’s Pizza Holding Company, LLC, the subsidiary guarantors party thereto, and CP7 Warming Bag, L.P., as lender. (Incorporated by reference to Exhibit 10.46 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 3, 2023)

10.36
Intercreditor and Subordination Agreement, dated February 24, 2023, by and between Regions Bank, as administrative agent and collateral agent for the senior creditors,,and CP7 Warming Bag, LP. (Incorporated by reference to Exhibit 10.47 to the registrant’s Annual Report on Form 10-K filed by the registrant on April 3, 2023)

10.37+
Consulting Agreement, dated May 8, 2023, by and between the Company and Ian Baines (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on May 8, 2023)

10.38+
Amendment to the Non-Qualified Stock Option Agreement pursuant to the Hot Air, Inc. Amended and Restated 2016 Stock Option Plan, dated November 3, 2021, by and between the Company and Ian Baines (Incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K filed by the registrant on November 5, 2021)

10.39+	Hot Air, Inc. 2016 Amended and Restated 2016 Option Plan (Incorporated by reference to Exhibit 4.4 to the Company’s registration statement on Form S-8 filed by the Company on November 3, 2021)

10.40+
Amended and Restated Employment Agreement, effective as of May 8, 2023, by and between the Company and John Iannucci (Incorporated by reference to Exhibit 10.10 to the registrant’s Quarterly Report on Form 10-Q filed by the registrant on May 17, 2023)

10.41+
Employment Agreement, dated May 23, 2023, by and between the Company and Carl Bachmann (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on May 30, 2023)

10.42+
Employment Agreement, dated June 8, 2023, by and between the Company and Chris Jones (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed by the registrant on June 13, 2023)

10.43+
Restricted Stock Unit Award Agreement dated July 10, 2023 by and between the Company and Carl Bachmann (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K/A filed by the registrant on July 14, 2023)

10.44+
Restricted Stock Unit Award Agreement dated July 10, 2023 by and between the Company and Carl Bachmann (Incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K/A filed by the registrant on July 14, 2023)

10.45+
Restricted Stock Award Agreement dated July 10, 2023 by and between the Company and Carl Bachmann (Incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K/A filed by the registrant on July 14, 2023)

10.46+
Restricted Stock Unit Award Agreement dated July 10, 2023 by and between the Company and Christopher Jones (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K/A filed by the registrant on July 14, 2023)

10.47+
Restricted Stock Unit Award Agreement dated July 10, 2023 by and between the Company and Christopher Jones (Incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K/A filed by the registrant on July 14, 2023)

10.48+
Stock Purchase Agreement dated June 1, 2023 by and among between CG2 Capital LLC and the Company (Incorporated by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q filed by the registrant on August 17, 2023)

21.1*	Subsidiaries of Registrant

23.1*	Consent of Independent Registered Public Accounting Firm

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*	BurgerFi International, Inc. Policy Regarding the Mandatory Recovery of Compensation Effective November 15, 2023

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	The cover page from the Company’s Annual Report on form 10-K for the year ended January 1, 2024 has been formatted in Inline XBRL.
___________________________
*    Filed herewith.
**    Furnished.
+    Indicates a management contract or a compensatory plan or agreement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2024

BurgerFi International, Inc.

By:	/s/ Carl Bachmann
Carl Bachmann
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Carl Bachmann Carl Bachmann	Chief Executive Officer (Principal Executive Officer)	April 10, 2024
/s/ Christopher Jones Christopher Jones	Chief Financial Officer (Principal Accounting and Financial Officer)	April 10, 2024

/s/ Ophir Sternberg Ophir Sternberg	Executive Chairman of the Board of Directors	April 10, 2024

/s/ Vivian Lopez-Blanco Vivian Lopez-Blanco	Director	April 10, 2024

/s/ Gregory Mann Gregory Mann	Director	April 10, 2024

/s/ Allison Greenfield Allison Greenfield	Director	April 10, 2024

/s/ Andrew Taub Andrew Taub	Director	April 10, 2024

/s/ David Heidecorn David Heidecorn	Director	April 10, 2024